 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 15, 1997

                                                REGISTRATION NO. 333-17267
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1

                          REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                          EDGE PETROLEUM CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    1311                  76-0511037
      (STATE OR OTHER    (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
      JURISDICTION OF     CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)
     INCORPORATION OR
       ORGANIZATION)

                             TEXACO HERITAGE PLAZA
                            1111 BAGBY, SUITE 2100
                             HOUSTON, TEXAS 77002
                                (713) 654-8960
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JAMES D. CALAWAY
                                   PRESIDENT
                          EDGE PETROLEUM CORPORATION
                             TEXACO HERITAGE PLAZA
                            1111 BAGBY, SUITE 2100
                             HOUSTON, TEXAS 77002
                                (713) 654-8960
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
           GENE J. OSHMAN                             T. MARK KELLY
        BAKER & BOTTS, L.L.P.                    VINSON & ELKINS L.L.P.
        3000 ONE SHELL PLAZA                     1001 FANNIN, SUITE 2500
      HOUSTON, TEXAS 77002-4995                 HOUSTON, TEXAS 77002-6760
           (713) 229-1234                            (713) 758-2222

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION DATED JANUARY 15, 1997
                                2,000,000 SHARES
[LOGO]                     EDGE PETROLEUM CORPORATION
                                  COMMON STOCK

                                  -----------

  All the shares of Common Stock offered hereby (the "Offering") are being issued and sold by Edge Petroleum Corporation (the "Company"). Application has been made for inclusion of the Common Stock on the Nasdaq National Market under the symbol "EPEX." Prior to this Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for factors to be considered in determining the initial public offering price.

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       UNDERWRITING
                                           PRICE TO   DISCOUNTS AND  PROCEEDS TO
                                            PUBLIC    COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share................................  $             $            $
--------------------------------------------------------------------------------
Total(3)................................. $            $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated at $        , payable by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as the securities offered hereby solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $       , $        and $       , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of the shares will be made on or about , 1997, at the offices of Raymond James & Associates, Inc., St. Petersburg, Florida.

                                  -----------

RAYMOND JAMES & ASSOCIATES, INC.
           JEFFERIES & COMPANY, INC.
                                            PRINCIPAL FINANCIAL SECURITIES, INC.

                  The date of this Prospectus is        , 1997

                                 [PHOTOGRAPH]




  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) gives effect to the Combination Transactions (as defined below under "--The Combination Transactions") and assumes that all interests that are the subject of such transactions are acquired by the Company in exchange for the issuance of approximately 4,682,000 shares of common stock, par value $.01 per share, of the Company (the "Common Stock") and (ii) assumes that the Underwriters' over-allotment option will not be exercised. Unless otherwise indicated by the context, references herein to the "Company" mean Edge Petroleum Corporation, a Delaware corporation that is the issuer of the Common Stock offered hereby, and its corporate and partnership subsidiaries and predecessors. Certain terms used herein relating to the oil and natural gas industry are defined in the Glossary of Certain Industry Terms included elsewhere in this Prospectus.

                                  THE COMPANY

OVERVIEW

  The Company explores for oil and natural gas by emphasizing the integrated application of highly advanced data visualization techniques and computerized 3-D seismic data analysis to identify potential hydrocarbon accumulations. The Company believes its approach to processing and analyzing geophysical data differentiates it from other independent exploration and production companies and is more effective than conventional 3-D seismic data interpretation methods. The Company utilizes a fully integrated, client-server environment including nine workstation nodes with a high performance Silicon Graphics server. This hardware configuration enables the Company to utilize advanced interpretation software, including both Earth Cube and Voxel Geo technology. The Company also believes that it maintains one of the largest databases of onshore South Texas Gulf Coast 3-D seismic data of any independent oil and gas company, and is continuously acquiring substantial additional data within this core region.

  The Company acquires 3-D seismic data by organizing and designing regional data acquisition surveys for its proprietary use, as well as through selective participation in regional non-proprietary 3-D surveys. The Company negotiates seismic options for a substantial majority of the areas encompassed by its proprietary surveys, thereby allowing it to secure identified prospect leasehold interests on a non-competitive, pre-arranged basis. In the Company's non-proprietary 3-D survey areas, the Company's technical capabilities allow it to rapidly and comprehensively evaluate large volumes of regional 3-D seismic data, facilitating its ability to identify attractive prospects within a surveyed region and to secure the corresponding leasehold interests ahead of other industry participants.

  The Company's extensive technical expertise has enabled it to internally generate all of its 3-D prospects drilled to date and to assemble a large portfolio of 3-D based drilling prospects. The Company pursues drilling opportunities that include a blend of shallower, normally pressured reservoirs that generally involve moderate costs and risks as well as deeper, over-pressured reservoirs that generally involve greater costs and risks, but have higher economic potential. The Company mitigates its exposure to exploration costs and risk by conducting its operations with industry partners, including major oil companies and large independents, that generally pay a disproportionately greater share of seismic acquisition and, in many instances, leasing and drilling costs than the Company.

  The Company has experienced rapid increases in reserves, production and cash flow since early 1995 due to the growth of its 3-D based drilling activities and the retention of progressively larger interests in its exploration projects. From January 1, 1995 to September 30, 1996, reserves discovered from Company-generated prospects totaled 91.1 Bcfe, while the Company's net proved reserves more than tripled from 5.9 Bcfe to 18.6 Bcfe at an average finding cost to the Company of $0.51 per Mcfe. The Company drilled 13 gross (0.42 net) wells in 1994, 35 gross (13.5 net) wells in 1995 and 34 gross (14.7 net) wells in the nine months ended September 30, 1996. For the period from January 1, 1995 through September 30, 1996, the Company's commercial well success rate was approximately 67% for the 69 gross (28.2 net) exploratory wells drilled (of which 62 were based on its interpretation of 3-D seismic data).

  The Company's future growth will be driven by the drilling and development of existing opportunities from its prospect portfolio as well as new 3-D based prospects that are continually being identified by the Company's exploration team. The Company has budgeted 120 gross (46.3 net) wells in 1997. The Company currently anticipates increasing its capital expenditure budget to at least $20.0 million in 1997 from $11.2 million in 1996. The Company believes the proceeds of this Offering will enable it to increase the number and size of additional 3-D seismic acquisition projects in which it participates, accelerate its drilling activities and retain a greater share of the reserves it discovers.

BUSINESS STRATEGY

  The Company's business strategy is to expand its reserves, production and cash flow through a disciplined, integrated technology-based program of exploring for oil and natural gas, which emphasizes the following key components:

    FOCUSED EXPLORATION. The Company intends to maintain its exploration focus along the onshore Gulf Coast with continued emphasis in South Texas because of its 3-D seismic expertise in this region. The Company believes, based on the results of its recent exploration activities, that significant undiscovered reserves remain in this region. The Company also plans to utilize its existing database consisting of 567 square miles of 3-D seismic and geologic data (509 square miles of which are in South Texas) and its knowledge of the region's producing fields and trends to further expand its operations within this core region. The Company is currently in the process of acquiring an additional 459 square miles of 3-D seismic data in South Texas, which the Company believes will generate a significant number of additional prospects in 1997 and beyond.

    TECHNOLOGICAL EXPERTISE. The Company seeks to explore for and add oil and natural gas reserves through its advanced 3-D seismic data visualization and interpretation techniques. These techniques enable its exploration team to analyze large amounts of 3-D seismic information and to rapidly identify important patterns or attributes in the data which may indicate hydrocarbon traps. The Company's technical abilities have allowed it to discover oil and natural gas reservoirs in existing producing trends with geological complexities that have eluded conventional interpretation. The Company plans to continue to enhance its visualization and interpretation strengths as new technologies and processes are developed.

    SOPHISTICATED AND EXPERIENCED TECHNICAL TEAM. The Company has assembled a team of highly talented geoscientists and other technical personnel who are experienced in the use of advanced exploration methodologies, and it actively seeks to identify and attract new members to its exploration team. The Company provides its personnel with a technologically advanced work environment, training and results-oriented compensation, including participation in the Company's stock option plan. The Company believes that the use of advanced technology by its technical personnel together with increased capital resources will be critical components to implementing its business strategy.

    PROSPECTS WITH ATTRACTIVE RISK/REWARD BALANCE. The Company typically retains all or the majority of its interests in prospects with normally pressured and generally shallow reservoirs. Such prospects are often located in areas with existing pipelines and production infrastructure, which facilitate and expedite the commencement of production and cash flow. The Company typically sells to industry partners, on a promoted basis, a portion of its interests in prospects that involve higher costs and greater risks, or consist of deep, over-pressured and often larger reservoirs, in order to mitigate its exploration risk and fund the anticipated capital requirements for the portion of those prospects it retains.

    CONTROL OVER CRITICAL EXPLORATION FUNCTIONS. In its participation agreements with industry partners, the Company generally seeks to exercise control over what it believes to be the most critical functions in the exploration process. These functions include determining the area to explore; managing the land permitting and optioning process; determining seismic survey design; overseeing data acquisition and processing; preparing, integrating and interpreting the data; and identifying each prospect and drill site. The Company seeks operator status and control over the remaining aspects of field operations when it believes its expertise can add value to these functions.

CURRENT EXPLORATORY PROJECTS

  The Company is currently evaluating 14 exploration project areas covering approximately 1,026 square miles (656,640 acres) that are based on 3-D seismic surveys ranging from regional non-proprietary group shoots to single field proprietary surveys. To date, all project areas for which seismic data has been interpreted have yielded multiple prospects and drill sites. The Company is continuing to receive and interpret data covering these project areas and believes that each project area has the potential for additional prospects and drill sites. The Company's partners in these projects include, among others, Belco Oil and Gas Corp., Carrizo Oil and Gas, Inc., Chevron Corporation, Cheyenne Petroleum Company, IP Petroleum Company, Inc., KCS Energy, Inc., Pennzoil Company, Phillips Petroleum Company and Texaco Inc. For additional information as to these project areas, see "Business--Significant Project Areas."

                       1997 3-D BASED EXPLORATION PROGRAM

                         SQUARE MILES OF                                              GROSS ACREAGE
                         3-D SEISMIC DATA   SCHEDULED   ADDITIONAL                      LEASED OR
                           RELATING TO        1997     1997 BUDGETED   TOTAL 1997    UNDER OPTION AT
PROJECT AREAS              PROJECT AREA    WELLS (/1/)  WELLS (/2/)  BUDGETED WELLS SEPTEMBER 30, 1996
-------------            ----------------  ----------- ------------- -------------- ------------------
TEXAS
  Encinitas/Kelsey......         32              6            2             8              9,110
  Everest...............        340 (/3/)        8           11            19              4,888
  Cameron...............        325*(/3/)        *            *             *                  *
  Nita/Austin...........         42              2            2             4             19,119
  Spartan...............         23              5            1             6              5,855
  Belco.................        114*             *           41(/4/)       41(/4/)        38,476
  Tyler.................         25              1           --             1              3,750
  Buckeye...............         20*             *           11(/4/)       11(/4/)        12,000
  Hiawatha..............         23              2           10            12             14,985
  East McFaddin.........         11              4            3             7              6,640
  Triple "A"............         13             --            1             1              2,830
MISSISSIPPI
  Tallahala Creek.......         28              4           --             4              3,240
  Quito.................         10              1            3             4              2,760
ALABAMA
  Barnett...............         20              2           --             2                578
                              -----            ---          ---           ---            -------
Total...................      1,026             35           85           120            124,231
                              =====            ===          ===           ===            =======

--------
* 3-D seismic data is currently being acquired in the project area.
(1) Consists of identified drill sites that are fully evaluated, leased and scheduled to be drilled during 1997.
(2) Consists of budgeted wells based upon the Company's 1997 capital budget. The number of budgeted wells drilled could be materially affected by drilling results of other scheduled or budgeted wells. There is less certainty as to the drilling of these wells than with scheduled wells.
(3) Represents non-proprietary group shoots in which the Company is a participant.
(4) Includes prospects for which 3-D seismic data is being acquired. The number of wells indicated is based upon statistical results of drilling activities in adjoining Company 3-D project areas that the Company believes are geologically similar.

  Although the Company is currently pursuing each scheduled or budgeted well as set out in the preceding table, there can be no assurance that these wells will be drilled at all or within the expected timeframe. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent upon a number of factors, including (i) the results of exploration efforts and the acquisition, review and analysis of the seismic data, (ii) the availability of sufficient capital resources by the Company and the other participants for the drilling of the prospects, (iii) the approval of the prospects by other participants after additional data has been compiled, (iv) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for oil and natural gas and the availability of drilling rigs and crews, (v) the financial resources and results of the Company, and
(vi) the availability of leases on reasonable terms and permitting for the prospect. There can be no assurance that any of the scheduled or budgeted wells identified on the preceding table will, if drilled, encounter reservoirs of commercially productive oil or natural gas. See "Risk Factors--Dependence on Exploratory Drilling Activities," "--Reserve Replacement Risk" and "-- Uncertainty of Reserve Information and Future Net Revenue Estimates."

                          THE COMBINATION TRANSACTIONS

  Substantially all of the operations of the Company are currently conducted through Edge Joint Venture II (the "Joint Venture"), the interests in which are currently owned by certain affiliates of the Company. Concurrently with this Offering, the Company plans to acquire, directly or indirectly, substantially all of the interests in the Joint Venture in exchange for shares of Common Stock (the "Combination Transactions"). If the Company acquires all of the interests that are the subject of the Combination Transactions, an aggregate of approximately 4,682,000 shares of Common Stock will be issued in the Combination Transactions. Although the Company is seeking to acquire all of the interests in the Joint Venture, if any interest holders elect to retain their current interests, the Company will not own all of the interests in the Joint Venture. The Joint Venture was dissolved on December 31, 1996 and entered into a two year windup period. During such period the Company will continue to develop existing properties and identified prospect areas through the Joint Venture. Thereafter, the Joint Venture will liquidate and distribute its assets to the Company and any interest holders who elect to retain their current interests. The Company will be required to allow any non-exchanging offerees in the Combination Transactions to participate in the continued development of certain prospects and areas of mutual interest following the distribution of such assets. See "Certain Transactions--The Combination Transactions."

                                  THE OFFERING


Common Stock offered by the Company......  2,000,000 shares
Common Stock to be outstanding after this
 Offering................................  6,682,000 shares(1)
Proposed Nasdaq National Market Symbol...  EPEX
Use of proceeds..........................  To repay indebtedness, to provide working capital and for general
                                           corporate purposes, including funding
                                           the Company's 3-D seismic data
                                           acquisition, exploration and
                                           development activities. See "Use of
                                           Proceeds."

--------
(1) Assumes approximately 4,682,000 shares will be issued in connection with the Combination Transactions. Does not include (i) 250,585 shares of Common Stock that will be issued pursuant to restricted stock awards that will be granted to officers of the Company concurrent with this Offering, (ii) approximately 350,000 shares of Common Stock issuable pursuant to options at an exercise price per share equal to the initial public offering price that will be granted to directors, officers and employees of the Company concurrent with this Offering and (iii) 97,844 shares of Common Stock that may be issued pursuant to outstanding options that will be assumed by the Company from a predecessor entity at a weighted average exercise price of $3.06 per share. See "Management--Incentive Plans."

                                  RISK FACTORS

  Prospective purchasers of Common Stock should carefully consider all of the information contained in this Prospectus, particularly the factors set forth herein under "Risk Factors."

            SUMMARY HISTORICAL COMBINED FINANCIAL AND OPERATING DATA

  The following table sets forth summary historical combined financial information of the Company as of September 30, 1996, for the five years ended December 31, 1995 and for the nine months ended September 30, 1995 (unaudited) and 1996. The financial information presented below, as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996, reflects all adjustments, consisting of normal and recurring adjustments, that in the opinion of management are necessary for a fair presentation of the Company's combined results of operations and financial position for such periods. The information shown for the nine-month periods is not necessarily indicative of full-year results. The following table also sets forth pro forma net income
(loss) per share for the Combination Transactions. The following financial information should be read in conjunction with "Capitalization," "Selected Historical Combined Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited Combined Financial Statements and the related notes thereto included elsewhere in this Prospectus.

                                                                         NINE MONTHS  ENDED
                                   YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                           --------------------------------------------  -------------------
                            1991     1992     1993      1994     1995       1995      1996
                           -------  -------  -------  --------  -------  ----------- -------
                                                                         (UNAUDITED)
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Oil and natural gas
  revenue................. $   423  $   572  $ 1,455  $  1,994  $ 2,040    $ 1,377   $ 5,105
                           -------  -------  -------  --------  -------    -------   -------
 Costs and expenses:
   Oil and natural gas
    operating expenses....      52       76      167       305      686        502       711
   Depreciation, depletion
    and amortization......     325      467      441       593      813        525     1,213
   General and
    administrative........   1,577    2,228    1,734     2,026    2,484      2,070     2,126
                           -------  -------  -------  --------  -------    -------   -------
     Total operating
      expenses............   1,954    2,771    2,342     2,924    3,983      3,097     4,050
                           -------  -------  -------  --------  -------    -------   -------
 Operating income (loss)..  (1,531)  (2,199)    (887)     (930)  (1,943)    (1,720)    1,055
 Interest expense.........    (448)    (679)    (635)     (385)    (315)      (195)     (657)
 Gain on sale of oil and
  gas property............     115       --      247     2,284    3,337      3,135        --
                           -------  -------  -------  --------  -------    -------   -------
 Net income (loss)........  (1,864)  (2,878)  (1,275)      969    1,079      1,219       398
 Pro forma provision in
  lieu of income taxes
  (unaudited).............
                           -------  -------  -------  --------  -------    -------   -------
 Pro forma net income
  (loss) (unaudited).......$(1,864).$(2,878) $(1,275) $    969  $ 1,079    $ 1,219   $   398
                           =======  =======  =======  ========  =======    =======   =======
 Pro forma net income
  (loss) per share
  (unaudited) (1)......... $ (0.40) $ (0.61) $ (0.27) $   0.21  $  0.23    $  0.26   $  0.09
                           =======  =======  =======  ========  =======    =======   =======
 Pro forma weighted
  average shares
  outstanding
  (unaudited).............   4,682    4,682    4,682     4,682    4,682      4,682     4,682
STATEMENT OF CASH FLOW
 DATA:
 Net cash (used) provided
  by operating activities
  ........................    (743)  (2,035)  (1,046)     (604)    (927)      (124)    2,822
 Net cash (used) provided
  by investing activities
  ........................  (2,184)    (149)    (272)      291   (1,154)     1,266    (5,651)
 Net cash (used) provided
  by financing activities
  ........................   5,304      230    1,421      (425)   1,932     (1,281)    3,559
OTHER OPERATING DATA:
 EBITDA (2)............... $(1,091) $(1,732) $  (197) $  1,947  $ 2,207    $ 1,939   $ 2,268
 Operating cash flow (3)..  (1,654)  (2,411)  (1,080)     (722)  (1,445)    (1,390)    1,611
 Capital expenditures.....   6,597    3,823    3,660     6,809    8,512      5,407     7,881

                                                  AS OF SEPTEMBER 30, 1996
                                                  ------------------------
                                                   ACTUAL       AS ADJUSTED(4)
                                                  ------------  ----------------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital................................  $     (1,601)    $     19,543
 Property and equipment, net....................        12,384           12,384
 Total assets...................................        18,435           37,247
 Long-term debt, including current maturities...        10,449              499
 Equity.........................................         1,413           31,756

-------
(1) Pro forma net income (loss) per share has been computed assuming the estimated 4,682,000 shares of Common Stock which may be issued in connection with the Combination Transactions were outstanding since the beginning of each period presented. See "Certain Transactions--The Combination Transactions."

(2) EBITDA represents earnings before interest expense, income taxes, depreciation, depletion and amortization. Management of the Company believes that EBITDA may provide additional information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDA is a financial measure commonly used for the Company's industry and should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented above may not be comparable to similarly titled measures of other companies.

(3) Operating cash flow represents cash flows from operating activities prior to changes in assets and liabilities. Operating cash flow is a financial measure commonly used for the Company's industry and should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity because operating cash flow excludes changes in assets and liabilities, the operating cash flow presented above may not be comparable to similarly titled measures of other companies.
(4) Assumes the issuance in the Offering of 2,000,000 shares of Common Stock at $16.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

                   SUMMARY HISTORICAL COMBINED OPERATING DATA

                                                              NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                           ---------------------------------- -----------------
                            1991   1992   1993   1994   1995    1995     1996
                           ------ ------ ------ ------ ------ -------- --------
PRODUCTION VOLUMES:
  Oil and condensate
   (MBbls)................      5      5     26     61     66       47       81
  Natural gas (MMcf)......    189    273    457    588    513      337    1,557
  Natural gas equivalent
   (MMcfe)................    219    303    613    954    897      619    2,043
AVERAGE SALES PRICES:
  Oil and condensate ($
   per Bbls).............. $18.75 $19.52 $17.52 $17.66 $16.90 $  16.61 $  19.49
  Natural gas ($ per Mcf).   1.69   1.77   2.20   1.57   1.87     1.79     2.26
  Natural gas equivalent
   ($ per Mcfe)...........   1.95   1.90   2.38   2.09   2.28     2.23     2.50
AVERAGE COSTS ($ PER
 MCFE):
  Oil and natural gas
   operating expenses..... $ 0.24 $ 0.25 $ 0.27 $ 0.32 $ 0.77 $   0.81 $   0.35
  Depreciation, depletion
   and amortization.......   0.08   0.09   0.24   0.27   0.35     0.19     0.40
  Oil and natural gas
   operating profit.......   1.63   1.56   1.89   1.50   1.16     1.23     1.75
NUMBER OF WELLS DRILLED:
  Gross...................     --      6     12     13     35       19       34
  Net(1)..................     --   0.54   0.27   0.42  13.51     4.61    14.67

--------
(1) Wells in which the Company holds an after payout working interest are not included because such interests had not been earned at the time of drilling. The percentage of the Company's wells in which it holds solely an after payout working interest has substantially decreased in the last two years.

                    SUMMARY OIL AND NATURAL GAS RESERVE DATA

  The following table sets forth summary data with respect to the Company's estimated historical proved oil and natural gas reserves as of the dates indicated and the estimated future net cash flows attributable thereto. Such estimates are prepared on a pro forma basis after giving effect to the Combination Transactions. See "Certain Transactions--The Combination Transactions." All information in this Prospectus relating to estimated net proved oil and natural gas reserves and the estimated future net revenues attributable thereto is based upon the reserve report (the "Ryder Scott Report") prepared by Ryder Scott Company, independent petroleum engineers ("Ryder Scott"). A summary of the Ryder Scott Report as of September 30, 1996 is included as Annex A to this Prospectus. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission") and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and natural gas. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. See "Risk Factors--Uncertainty of Reserve Information and Future Net Revenue Estimates" and "Business--Oil and Natural Gas Reserves."

                                             AS OF DECEMBER 31,
                                           ----------------------
                                                                      AS OF
                                                                  SEPTEMBER 30,
                                            1993   1994    1995      1996(1)
                                           ------ ------- ------- -------------
                                                  (DOLLARS IN THOUSANDS)
NET PROVED RESERVES:
  Oil (MBbls).............................    170     368     709        831
  Natural gas (MMcf)......................  2,550   3,673   8,821     13,564
  Total (MMcfe)...........................  3,570   5,882  13,075     18,550
NET PROVED DEVELOPED RESERVES:
  Oil (MBbls).............................    170     261     653        789
  Natural gas (MMcf)......................  2,550   3,548   6,992     10,985
  Total (MMcfe)...........................  3,570   5,114  10,910     15,719
Estimated future net revenues before
 income taxes............................. $7,018 $10,561 $24,463    $35,281
Present value of estimated future net
 revenues before income taxes(2).......... $5,778 $ 7,946 $17,443    $25,656
Standardized measure of discounted future
 net cash flows(3)........................ $5,266 $ 6,872 $13,946    $19,984

--------
(1) The prices used as of September 30, 1996 averaged $21.17 per Bbl of oil and $2.01 per Mcf of natural gas.
(2) The present value of estimated future net revenues attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pre-tax basis.
(3) The standardized measure of discounted future net cash flows represents the present value of estimated future net revenues after income taxes discounted at 10% per annum.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus. This Prospectus contains certain forward looking statements. Actual results may differ materially from those projected in the forward-looking statements as a result of any number of factors, including the risk factors set forth below.

DEPENDENCE ON EXPLORATORY DRILLING ACTIVITIES

  The success of the Company will be materially dependent upon the continued success of its exploratory drilling program, which will be funded in part with the proceeds of this Offering. Exploratory drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Although the Company believes that its use of 3-D seismic data and other advanced technology should increase the probability of success of its exploratory wells and should reduce average finding costs through elimination of prospects that might otherwise be drilled solely on the basis of 2-D seismic data and other traditional methods, exploratory drilling remains a speculative activity. Even when fully utilized and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and do not allow the interpreter to know if hydrocarbons will in fact be present in such structures if they are drilled. In addition, the use of 3-D seismic data and such technologies requires greater predrilling expenditures than traditional drilling strategies and the Company could incur losses as a result of such expenditures. The Company's future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on the Company's future results of operations and financial condition. Prospects may initially be identified through a number of methods, some of which do not include interpretation of 3-D or other seismic data, and in which prospects the Company may not have any option or lease rights. Although the Company has identified numerous drilling prospects, there can be no assurance that such prospects will be drilled or that natural gas or oil will be produced from any such identified prospects or any other prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOLATILITY OF NATURAL GAS AND OIL PRICES

  The Company's revenues, profitability, future growth and ability to borrow funds or obtain additional capital, as well as the carrying value of its properties, are substantially dependent upon prevailing prices of natural gas and oil. Historically, the markets for natural gas and oil have been volatile, and such markets are likely to continue to be volatile in the future. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of natural gas and oil, the price of foreign imports and overall economic conditions. It is impossible to predict future natural gas and oil price movements with certainty. Declines in natural gas and oil prices may materially adversely affect the Company's financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Lower natural gas and oil prices also may reduce the amount of natural gas and oil that the Company can produce economically. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Marketing."

  The Company periodically reviews the carrying value of its oil and natural gas properties under the full cost accounting rules of the Commission. Under these rules, capitalized costs of proved oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of this "ceiling" test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write down for accounting purposes if the ceiling is exceeded, even if prices declined for only a short period of time. The Company may be required to write down the carrying value of its oil and natural gas properties when oil and natural gas prices are depressed or unusually volatile. If a write down is required, it would result in a charge to earnings and would not impact cash flow from operating activities.

  In order to reduce its exposure to short-term fluctuations in the price of natural gas, the Company periodically enters into hedging arrangements. The Company's hedging arrangements apply to only a portion of its production and provide only partial price protection against declines in natural gas prices. Such hedging arrangements may expose the Company to risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase contracted quantities of oil or natural gas or a sudden, unexpected event materially impacts oil or natural gas prices. In addition, the Company's hedging arrangements limit the benefit to the Company of increases in the price of natural gas. Total Mcfs of natural gas purchased and sold under swap arrangements during the nine month period ended September 30, 1996 and the year ended December 31, 1995 were 182,000 Mcf and 62,000 Mcf, respectively. Gains and losses realized by the Joint Venture under such swap arrangements were $5,270 and $(15,720) for the nine month period ended September 30, 1996 and the year ended December 31, 1995, respectively. There was no hedging activity in 1994 or 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- General" and "Business--Marketing."

RESERVE REPLACEMENT RISK

  In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future natural gas and oil production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital-intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of natural gas and oil reserves would be impaired. As of September 30, 1996, the Company had participated in a substantial percentage of its wells as non-operator pursuant to various agreements. The failure of an operator of the Company's wells to adequately perform operations, or such operator's breach of the applicable agreements, could adversely impact the Company. In addition, there can be no assurance that the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs. See "Management's Discussion of Analysis and Financial Condition and Results of Operation."

OPERATING RISKS OF NATURAL GAS AND OIL OPERATIONS

  The natural gas and oil business involves certain operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. The availability of a ready market for the Company's natural gas and oil production also depends on the proximity of reserves to, and the capacity of, natural gas and oil gathering systems, pipelines and trucking or terminal facilities. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased and leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the Company's properties. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The Company does not carry business interruption insurance. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company. See "Business--Operating Hazards and Insurance."

DEPENDENCE ON KEY PERSONNEL

  The Company depends to a large extent on the services of certain key management personnel, the loss of any of which could have a material adverse effect on the Company's operations. The Company will enter into employment agreements with each of Mr. John E. Calaway (the Company's Chief Executive Officer and Chairman of the Board), Mr. James D. Calaway (the Company's President) and Mr. Michael G. Long (the Company's Chief Financial Officer) described herein under "Management--Employment Agreements" prior to this Offering. The Company does not maintain key-man life insurance with respect to any of its employees. The Company believes that its success is also dependent upon its ability to continue to employ and retain skilled technical personnel. See "Business--Exploration Technology."

RELIANCE ON TECHNOLOGICAL DEVELOPMENT AND POSSIBLE TECHNOLOGICAL OBSOLESCENCE

  The Company's business is dependent upon utilization of changing technology. As a result, the Company's ability to adapt to evolving technologies, obtain new products and maintain technological advantages will be important to its future success. The Company believes that its ability to utilize state of the art technologies currently gives it an advantage over many of its competitors. This advantage, however, is based in part upon technologies developed by others, and the Company may not be able to maintain this advantage. As new technologies develop, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement such new technologies at substantial cost. There can be no assurance that the Company will be able to successfully utilize, or expend the financial resources necessary to acquire, new technology, that others will not either achieve technological expertise comparable to or exceeding that of the Company or that others will not implement new technologies before the Company. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business-- Exploration Technology."

SIGNIFICANT CAPITAL REQUIREMENTS

  Due to its active exploration and development and technology development programs, the Company has experienced and expects to continue to experience substantial working capital needs. While the Company believes that the net proceeds from this Offering, cash flow from operations and its existing credit arrangements should allow the Company to successfully implement its present business strategy, additional financing may be required in the future to fund the Company's growth and developmental and exploratory drilling and continued technological development. No assurances can be given as to the availability or terms of any such additional financing that may be required or that financing will continue to be available under the existing or new credit facilities. In the event such capital resources are not available to the Company, its drilling and other activities may be curtailed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

CERTAIN POTENTIAL CONFLICTS OF INTEREST AND EFFECTS OF THE COMBINATION TRANSACTIONS

  Upon the consummation of the Combination Transactions and this Offering, the Company will continue as managing partner of the Joint Venture and will become the general partner of certain limited partnerships currently holding interests in the Joint Venture. In addition, while the Joint Venture was dissolved on December 31, 1996 and will generally be liquidated over the next two years, substantially all of the existing operations and assets of the Company and the Revolving Credit Facility will remain at the Joint Venture level during the wind-up phase and such facility will be available only to fund such operations. In the event that any holders of interests that are the subject of the Combination Transactions elect to retain such interests, the Company will not own all of the interests in the Joint Venture. The Company will have certain duties to any partners of such limited partners that do not exchange their limited partner interests for shares of Common Stock and certain conflicts of interest could arise between the Company and such non-exchanging partners. In addition, if certain holders elect to exercise dissenters rights in a merger in the Combination Transactions, the Company will be required to utilize cash resources (which may include a portion of the proceeds of this Offering) to make payments to such holders.

CONTROL BY CERTAIN STOCKHOLDERS

  Upon completion of this Offering and the Combination Transactions, members of the Company's board of directors and their affiliates will own approximately 39% (38% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock (assuming an initial public offering price of $16.00 per share). As a result, such stockholders will be able to significantly influence and possibly control the outcome of certain matters requiring a stockholder vote, including the election of directors. Such ownership of Common Stock may have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of other stockholders. See "Security Ownership of Certain Beneficial Owners and Management."

BENEFITS OF THIS OFFERING TO PARTICIPANTS IN THE COMBINATION TRANSACTIONS

  This Offering will provide certain benefits to the persons who will acquire Common Stock in the Combination Transactions, including the Company's officers and directors and their affiliates. These benefits will include liquidity (including, in the case of Mr. Sfondrini, margin loan arrangements) for their respective investments resulting from the exchange of their current interests for shares of Common Stock and the creation of a public market for the Common Stock. In addition, the exchange of such interests for shares of Common Stock will result in the realization of potential gains by such persons in the value of their investments, based upon the difference between the amount of such investments and the aggregate value of their shares of Common Stock. Mr. John Sfondrini will receive in respect of his general partner interest in Edge Group II Limited Partnership ("Edge Group II"), shares for both accrued, but unpaid management fees as well as shares in respect of future management fees. A portion of such shares and Mr. Sfondrini's margin loan proceeds are expected to be paid to the parents of the Chief Executive Officer and the President of the Company pursuant to certain prior arrangements. A portion of the proceeds of this Offering will be used to repay approximately $1.3 million of indebtedness of the Company owed to Mr. James C. Calaway, the father of both the Company's Chief Executive Officer and its President, and 21,669 shares of Common Stock (assuming an initial public offering price of $16.00 per share) will be issued to Mr. James C. Calaway in exchange for certain interests in properties and prospects of the Joint Venture. As a general partner of Edge Group II, Mr. Sfondrini is personally liable for its obligations. Upon consummation of the Combination Transactions, Mr. Sfondrini will not be liable for any future obligations of Edge Group II.

  The Company has agreed to indemnify the general partners, certain affiliates and the directors and officers of the partners to the Joint Venture against certain losses, damages and liabilities arising out of the Combination Transactions. See "Certain Transactions--The Combination Transactions" and "-- Transfer of Edge Group II General Partner Interests."

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

  Oil and natural gas operations are subject to various federal, state and local government regulations which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. In addition, the development, production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted. The Company believes that it is in substantial compliance with applicable regulations, although there can be no assurance that this is or will remain the case. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on the Company. See "Business--Regulation."

ABILITY TO MANAGE GROWTH AND ACHIEVE BUSINESS STRATEGY

  The Company has experienced significant growth in the recent past through the expansion of its drilling program. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's financial, technical, operational and administrative resources. As the Company enlarges the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical and administrative resources. The Company's ability to continue its growth will depend upon a number of factors, including its ability to identify and acquire new exploratory sites, its ability to develop existing sites, its ability to continue to retain and attract skilled personnel, the results of its drilling program, hydrocarbon prices, access to capital and other factors. There can be no assurance that the Company will be successful in achieving growth or any other aspect of its business strategy.

COMPETITION

  The Company encounters competition from other oil and natural gas companies in all areas of its operations, including the acquisition of exploratory prospects and proven properties. The Company's competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the oil and natural gas business for a much longer time than the Company. Such companies may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that the Company believes are and will be increasingly important to the current and future success of oil and natural gas companies. The Company's ability to explore for oil and natural gas prospects and to acquire additional properties in the future will be dependent upon its ability to conduct its operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. See "Business--Competition."

UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES

  There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represent only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers but at different times may vary substantially and such reserve estimates may be subject to downward or upward adjustment based upon such factors. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. In addition, the 10% discount factor, which is required by the Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and natural gas industry in general. See "Business--Oil and Natural Gas Reserves."

ACQUISITION RISKS

  The Company generally seeks to explore for oil and natural gas rather than to purchase producing properties. As a result, the Company's experience in the acquisition of such properties is limited. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices, which generally includes on-site inspections and the review of reports filed with various regulatory entities. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. There can be no assurances that any acquisition of property interests by the Company will be successful and, if unsuccessful, that such failure will not have an adverse effect on the Company's future results of operations and financial condition.

SHARES ELIGIBLE FOR FUTURE SALE

  The holders of substantially all of the shares of Common Stock issued in the Combination Transactions will be restricted by the Company's Bylaws from disposing of such shares for a period of 180 days from the date of this Prospectus without the prior consent of the representatives of the Underwriters and the Company. Such consent may be given at any time and without public notice. The investors receiving such shares in the Combination Transaction have previously had no significant source of liquidity for their investment. After such period, substantially all of the approximately 4,682,000 shares of Common Stock issued in the Combination Transactions will be eligible for resale without restriction, except for sales by affiliates which will be subject to the volume restrictions of Rule 144. In addition, 97,844 shares of Common Stock may be issued pursuant to currently outstanding options that will be assumed by the Company from a predecessor at a weighted average exercise price of $3.06 per share, 350,000 shares of Common Stock may be issued pursuant to options that will be issued under the Company's incentive plan concurrent with this Offering at an exercise price equal to the initial public offering price in this Offering and 250,585 shares of Common Stock will be issued pursuant to restricted stock awards granted under the Company's incentive plan concurrent with this Offering. Future sales of substantial amounts of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. For further information concerning Common Stock available for resale after this Offering, see "Shares Eligible for Future Sale."

ABSENCE OF DIVIDENDS ON COMMON STOCK

  The Company currently intends to retain any earnings for the future operation and development of its business and does not currently anticipate paying any dividends in the foreseeable future. Any future dividends also may be restricted by the Company's then-existing loan agreements. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 3 to the Company's Combined Financial Statements.

RECENT LOSSES

  The Company has incurred net losses in three of the last five years of its operations. There can be no assurance that the Company will be profitable in the future. See "Selected Historical Combined Financial and Operating Data."

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law contain provisions that may have the effect of delaying, deferring or preventing a change of control of the Company. These provisions, among other things, provide for a classified Board of Directors with staggered terms, restrict the ability of stockholders to take action by written consent and authorize the Board of Directors to set the terms of Preferred Stock. See "Description of Capital Stock."

NO PRIOR PUBLIC MARKET

  Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company and the Underwriters and may not be indicative of the price at which the Common Stock will trade following the completion of this Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The completion of this Offering provides no assurance that an active trading market for the Common Stock will develop or, if developed, that it will be sustained. The market price of the Common Stock could also be subject to significant fluctuation and may be influenced by many factors, including variations in results of operations, variations in natural gas and oil prices, investor perceptions of the Company and the oil and natural gas industry and general economic and other conditions.

DILUTION

  Purchasers of Common Stock in this Offering will experience immediate and substantial dilution in the net tangible book value of their stock of $11.25 per share (assuming an initial public offering price of $16.00 per share). See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from this Offering at an assumed initial public offering price of $16.00 per share are estimated to be approximately $29.0 million ($33.5 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use a portion of the net proceeds to lend funds to the Joint Venture to be used to repay approximately $8.6 million of indebtedness incurred under the Revolving Credit Facility that currently bears interest at 8% and matures on June 1, 1998 and to repay approximately $1.3 million of subordinated indebtedness to Mr. James C. Calaway that currently bears interest at 10% and matures on April 8, 1998. The remainder of the net proceeds will be used to provide working capital to the Company and for general corporate purposes, including funding the Company's exploration, development and acquisition activities. Following application of the proceeds of this Offering, the Company anticipates that its only long-term indebtedness will consist of an aggregate of approximately $441,000 principal amount of equipment loans. The indebtedness incurred under the Revolving Credit Facility and the indebtedness to Mr. James C. Calaway was used primarily for the Company's exploration, development and acquisition activities and to provide working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

  The Company has not paid any dividends in the past and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain any earnings for the future operation and development of its business, including exploration, development and acquisition activities. Any future dividends also may be restricted by the Company's then-existing loan agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  As of September 30, 1996, the pro forma net tangible book value of the Company would have been approximately $2.7 million, or approximately $0.59 per share of Common Stock, after giving pro forma effect to the issuance of approximately 4,682,000 shares of Common Stock in connection with the Combination Transactions as if such transactions had been completed at such date. Net tangible book value per share represents the amount of the Company's tangible book value (total book value of tangible assets less total liabilities) divided by the total number of shares of Common Stock outstanding. After further giving effect to the receipt of the estimated net proceeds from this Offering (net of estimated underwriting discounts and commissions and Offering expenses) at an assumed initial public offering price of $16.00 per share, the adjusted pro forma net tangible book value of the Common Stock outstanding at September 30, 1996 would have been $4.75 per share, representing an immediate increase in net tangible book value of $4.16 per share to stockholders receiving Common Stock in the Combination Transactions and an immediate dilution of $11.25 per share (the difference between the assumed initial public offering price and the net tangible book value per share after this Offering) to persons purchasing Common Stock at the assumed initial public offering price. The following table illustrates such per share dilution:

   Assumed initial public offering price per share................        $16.00
     Pro forma net tangible book value per share before this
      Offering....................................................  $0.59
     Increase in pro forma net tangible book value per share
      attributable to sale of Common Stock in this Offering.......   4.16
                                                                    -----
   Adjusted pro forma net tangible book value per share after
    giving effect to this Offering................................          4.75
                                                                          ------
   Dilution in net tangible book value to the purchasers of Common
    Stock in this Offering........................................        $11.25
                                                                          ======

  The following table sets forth, on a pro forma basis as of September 30, 1996, differences between (i) the number of shares of Common Stock to be acquired from the Company by holders of interests in predecessor entities and by investors purchasing shares in this Offering, (ii) the combined equity of the predecessor entities adjusted to give effect to the Combination Transactions and the related per share amount of Common Stock to be exchanged pursuant to the Combination Transactions and (iii) the total price and the average price per share paid or to be paid by investors purchasing shares in this Offering (based upon an assumed initial public offering price per share of $16.00).

                         SHARES PURCHASED(2)   TOTAL CONSIDERATION
                         --------------------------------------------
                                                                      AVERAGE PRICE
                           NUMBER    PERCENT     AMOUNT       PERCENT   PER SHARE
                         ----------- ---------------------    ------- -------------
Stockholders receiving
 shares in the
 Combination
 Transactions(1)........   4,682,000     70.1% $ 2,745,957(3)    7.9%     $0.59
New investors...........   2,000,000     29.9%  32,000,000      92.1%     16.00
                         -----------  -------  -----------     -----
  Total.................   6,682,000    100.0% $34,745,957     100.0%
                         ===========  =======  ===========     =====

--------
(1) The existing investors in the Company, after giving effect to the Combination Transactions, will have acquired all of their shares of Common Stock in exchange for the assets acquired by the Company in the Combination Transactions.

(2) Does not include (i) 250,585 shares of Common Stock that will be issued pursuant to restricted stock awards that will be granted to officers of the Company upon completion of this Offering, (ii) approximately 350,000 shares of Common Stock issuable pursuant to options at an exercise price per share equal to the initial public offering price that will be granted to directors, officers and employees of the Company upon completion of this Offering and (iii) 97,844 shares of Common Stock that may be issued pursuant to outstanding options that will be assumed by the Company from a predecessor entity at a weighted average exercise price of $3.06 per share. The exercise of such stock options will be dilutive to the interests of new investors. See "Management--Incentive Plans."

(3) Total consideration for the shares received in the Combination Transactions represents the book value at September 30, 1996 of the net assets and liabilities contributed by the interest holders of the combined predecessor entities. The assets and liabilities contributed by the interest holders were recorded at historical cost rather than fair market value by the Company in accordance with generally accepted accounting principles.

                                CAPITALIZATION

  The following table sets forth (i) the historical combined capitalization of the Company as of September 30, 1996, (ii) the pro forma capitalization of the Company as of September 30, 1996 after giving effect to the issuance of approximately 4,682,000 shares of Common Stock in connection with the Combination Transactions and (iii) the pro forma capitalization of the Company as of September 30, 1996 as adjusted to give effect to the sale of 2,000,000 shares of Common Stock in this Offering at an assumed initial public offering price of $16.00 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Combined Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                     SEPTEMBER 30, 1996
                                             ----------------------------------
                                                         PRO FORMA
                                             HISTORICAL     FOR      PRO FORMA
                                              COMBINED  COMBINATION AS ADJUSTED
                                             ---------- ----------- -----------
                                                       (IN THOUSANDS)
Cash and cash equivalents...................  $   930     $   931     $20,492
                                              =======     =======     =======
Current portion of long-term debt...........      316         316         316
                                              =======     =======     =======
Long-term debt..............................   10,133      10,133         183
Stockholders' equity(1):
  Preferred stock, $0.01 par value,
   10,000,000
   shares authorized; none outstanding......       --          --          --
  Common stock, $0.01 par value, 40,000,000
   shares authorized; 4,682,000 shares
   issued
   and outstanding pro forma; 6,682,000
   shares issued and outstanding pro forma
   as adjusted..............................       --          47          67
  Additional paid in capital................       --       2,699      31,689
  Retained earnings.........................       --          --          --
  Combined equity...........................    1,413          --          --
                                              -------     -------     -------
Total stockholders' equity..................    1,413       2,746      31,756
                                              -------     -------     -------
Total capitalization........................  $11,546     $12,879     $31,939
                                              =======     =======     =======

--------
(1) Does not include (i) 250,585 shares of Common Stock that will be issued pursuant to restricted stock awards that will be granted to officers of the Company upon completion of this Offering, (ii) approximately 350,000 shares of Common Stock issuable pursuant to options at an exercise price per share equal to the initial public offering price that will be granted to directors, officers and employees of the Company upon completion of this Offering and (iii) 97,844 shares of Common Stock that may be issued pursuant to outstanding options that will be assumed by the Company from a predecessor entity at a weighted average exercise price of $3.06 per share.

           SELECTED HISTORICAL COMBINED FINANCIAL AND OPERATING DATA

  The following table sets forth selected historical combined financial information of the Company as of September 30, 1996, for the five years ended December 31, 1995 and for the nine months ended September 30, 1995 (unaudited) and 1996. The financial information presented below, as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996, reflects all adjustments, consisting of normal and recurring adjustments, that in the opinion of management are necessary for a fair presentation of the Company's combined results of operations and financial position for such periods. The information shown for the nine-month periods is not necessarily indicative of full-year results. The following table also sets forth pro forma net income
(loss) per share for the Combination Transactions. The following financial information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited Combined Financial Statements and the related notes thereto included elsewhere in this Prospectus.

                                                                     NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -----------------------------------------  ------------------
                           1991     1992     1993     1994    1995      1995      1996
                          -------  -------  -------  ------  ------  ----------- ------
                                                                     (UNAUDITED)
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Oil and natural gas
  revenue...............  $   423  $   572  $ 1,455  $1,994  $2,040    $ 1,377   $5,105
                          -------  -------  -------  ------  ------    -------   ------
 Costs and expenses:
   Oil and natural gas
    operating expenses..       52       76      167     305     686        502      711
   Depreciation,
    depletion and
    amortization........      325      467      441     593     813        525    1,213
   General and
    administrative......    1,577    2,228    1,734   2,026   2,484      2,070    2,126
                          -------  -------  -------  ------  ------    -------   ------
     Total operating
      expenses..........    1,954    2,771    2,342   2,924   3,983      3,097    4,050
                          -------  -------  -------  ------  ------    -------   ------
 Operating income
  (loss)................   (1,531)  (2,199)    (887)   (930) (1,943)    (1,720)   1,055
 Interest expense.......     (448)    (679)    (635)   (385)   (315)      (195)    (657)
 Gain on sale of oil
  and gas property......      115       --      247   2,284   3,337      3,134       --
                          -------  -------  -------  ------  ------    -------   ------
 Net income (loss)
  before taxes..........   (1,864)  (2,878)  (1,275)    969   1,079      1,219      398
 Pro forma provision in
  lieu of income taxes
  (unaudited)...........      --       --       --      --      --         --       --
 Pro forma net income
  (loss) (unaudited)....      --       --       --      --      --         --       --
                          -------  -------  -------  ------  ------    -------   ------
                          $(1,864) $(2,878) $(1,275) $  969  $1,079    $ 1,219   $  398
                          =======  =======  =======  ======  ======    =======   ======
 Pro forma net income
  (loss) per share
  (unaudited) (1).......  $ (0.40) $ (0.61) $ (0.27) $ 0.21  $ 0.23    $  0.26   $ 0.09
                          =======  =======  =======  ======  ======    =======   ======
 Pro forma weighted
  average shares
  outstanding
  (unaudited)...........    4,682    4,682    4,682   4,682   4,682      4,682    4,682
STATEMENTS OF CASH FLOWS
 DATA:
 Net cash (used)
  provided by operating
  activities............     (734)  (2,035)  (1,046)   (604)   (927)      (124)   2,822
 Net cash (used)
  provided by investing
  activities............   (2,184)    (149)    (272)    291  (1,154)     1,266   (5,651)
 Net cash (used)
  provided by financing
  activities............    5,304      230    1,421    (425)  1,933     (1,281)   3,559
OTHER OPERATING DATA:
 EBITDA (2).............  $(1,091) $(1,732) $  (197) $1,947  $2,207    $ 1,939   $2,268
 Operating cash flow
  (3)...................   (1,654)  (2,411)  (1,080)   (722) (1,445)    (1,390)   1,611
 Capital expenditures...    6,597    3,823    3,660   6,809   8,512      5,407    7,881

                                     AS OF DECEMBER 31,
                             ------------------------------------
                                                                       AS OF
                                                                   SEPTEMBER 30,
                              1991   1992   1993    1994    1995       1996
                             ------ ------ ------  ------  ------  -------------
                                              (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital...........  $4,099 $1,205 $ (862) $ (973) $ (947)   $ (1,601)
 Property and equipment,
  net......................   2,724  2,475  2,622   4,136   7,911      12,384
 Total assets..............   9,666  6,388  5,190   6,128   9,858      18,435
 Long-term debt, including
  current maturities.......   4,597  4,627  4,240   4,177   6,124      10,449
 Equity (deficit)..........   3,162    285   (991)    (34)  1,031       1,413

--------
(1) Pro forma net income (loss) per share has been computed assuming the estimated 4,682,000 shares of Common Stock which may be issued in connection with the Combination Transactions were outstanding since the beginning of each period presented. See "Certain Transactions--The Combination Transactions."

(2) EBITDA represents earnings before interest expense, income taxes, depreciation, depletion and amortization. Management of the Company believes that EBITDA may provide additional information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDA is a financial measure commonly used for the Company's industry and should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented above may not be comparable to similarly titled measures of other companies.

(3) Operating cash flow represents cash flows from operating activities prior to changes in assets and liabilities. Operating cash flow is a financial measure commonly used for the Company's industry and should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity because operating cash flow excludes changes in assets and liabilities, the operating cash flow presented above may not be comparable to similarly titled measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATION

                                  THE COMPANY

GENERAL OVERVIEW

  The Company began operations in 1983 and until 1992 generated exploratory drilling prospects based on 2-D seismic data for sale to other exploration and production companies. During 1992, as a result of the advent of economic onshore 3-D seismic surveys and the improvement and increased affordability of data interpretation technologies, the Company changed its exploration strategy to emphasize the acquisition of 3-D seismic data covering certain of its existing 2-D based project areas. From 1992 to 1995, the Company reduced its inventory of 2-D based prospects, began limited drilling for its own account of certain existing 2-D based prospects and began developing prospects based on 3-D seismic data. Since early 1995, the Company has almost exclusively drilled prospects generated from 3-D seismic data, while accelerating its drilling activity and increasing its working interests in new project areas. This shift in the Company's business strategy is reflected in a number of changes in the Company's financial results. A majority of the income in 1994 and 1995 was attributable to gains on sales of unproved oil and gas properties. The Company expects in the future to retain and develop a majority of its oil and gas properties. Similarly, the Company expects depreciation, depletion and amortization and oil and gas operating expenses will continue to increase. The Company expects to continue retaining all or the majority of its interests in prospects with normally pressured and generally shallow reservoirs and selling a portion of its interests in deeper over-pressured 3-D seismic prospects, which generally require greater capital expenditures, to industry participants in order to fund the capital expenditures for the interests it retains.

  The Company uses the full-cost method of accounting for its oil and gas properties. Under this method, all acquisition, exploration and development costs, including certain general and administrative costs that are directly attributable to the Company's acquisition, exploration and development activities, are capitalized in a "full-cost pool" as incurred. The Company records depletion of its full-cost pool using the unit of production method. To the extent that such capitalized costs in the full cost pool (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved oil and gas reserves, such excess costs are charged to operations. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

  During 1991, the Joint Venture was formed by Edge Petroleum Corporation, a Texas corporation ("Old Edge"), Edge Group II, Gulfedge Limited Partnership ("Gulfedge") and Edge Group Partnership ("Edge Group") to conduct the business of a predecessor partnership. The Joint Venture purchased approximately $5.2 million in net assets (on a historical financial statement basis) and assumed substantially all of the liabilities of the predecessor, which had been engaged in oil and gas exploration and production operations since 1983. A substantial portion of the annual cash flows generated by the predecessor partnership had been distributed to its partners resulting in a low level of equity accumulation prior to the formation of the Joint Venture.

  Edge Group II, Gulfedge and Edge Group were not required to pay federal income taxes due to their status as partnerships, which are "pass through" entities that are not subject to federal income taxation. Instead, taxes relating to the Joint Venture interests for such periods were paid by the partners of such entities. Old Edge was required to pay such taxes on its share of Joint Venture income. Accordingly, the Combined Financial Statements of the Company set forth elsewhere in this Joint Proxy and Consent Solicitation Statement/Prospectus are prepared on the basis of a combination of the Joint Venture, Old Edge, Edge Group II and Gulfedge. Upon the consummation of the Combination Transactions, the Company will be required to record its deferred taxes, if any, in accordance with SFAS No. 109, "Accounting for Income Taxes." If the Combination Transactions had been consummated at September 30, 1996 a deferred tax asset of approximately $1.2 million would have been available for future use to offset future tax liabilities of the Company subject to any limitations imposed by the Combination Transactions. The ultimate amount of the deferred tax asset and its future utilization is dependent upon a number of factors and cannot be determined until consummation of the Combination Transactions.

  The Company's revenues, profitability, future growth and ability to borrow funds or obtain additional capital, and the carrying value of its properties, are substantially dependent on prevailing prices of natural gas and oil. It is impossible to predict future natural gas and oil price movements with certainty. Declines in prices received for natural gas and oil may have an adverse affect on the Company's financial condition, liquidity, ability to finance capital expenditures and results of operations. Lower prices may also impact the amount of reserves that can be produced economically by the Company.

  Due to the instability of oil and natural gas prices, in 1995 the Company began utilizing, from time to time, certain hedging instruments (e.g., swaps) for a portion of its gas production to achieve a more predictable cash flow, as well as to reduce the exposure to price fluctuations. However, hedging arrangements, when utilized, limit the benefit to the Company of increases in the price of natural gas. The Company's hedging arrangements apply to only a portion of its production and provide only partial price protection against declines in natural gas prices and limits potential gains from future increases in modest prices. Such hedging arrangements may expose the Company to risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase contracted quantities of oil or natural gas or a sudden, unexpected event materially impacts oil or natural gas prices. The Company accounts for all these transactions as hedging activities and, accordingly, gains and losses are included in oil and gas revenues during the period the hedged transactions occur. Total Mcf's of Natural Gas purchased and sold under swap arrangements during the nine month period ended September 30, 1996 and the year ended December 31, 1995 were 182,000 Mcf and 62,000 Mcf respectively. Gains and losses realized by the Joint Venture under such swap arrangements were $5,270 and $(15,720) for the nine month period ended September 30, 1996 and the year ended December 31, 1995 respectively. There was no hedging activity in 1994 or 1993. The Company expects that the amount of hedges that it has in place will vary from time to time. Outstanding hedges at December 31, 1995 were not material and the Company had no existing hedging positions as of September 30, 1996.

RESULTS OF OPERATIONS

 NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Oil and natural gas revenues for the nine months ended September 30, 1996 increased 271% from $1.4 million to $5.1 million as compared to the same period in 1995. Production volumes for oil increased 74% from 47 MBbls in the 1995 period to 81 MBbls in the 1996 period. The increase in oil production increased revenues $573,000. In addition, a 17% increase in average oil prices increased revenue by $233,000. Production volumes for natural gas increased 362% from 337 MMcf in 1995 to 1,557 MMcf in 1996. The increase in natural gas production increased revenues by $2.2 million. In addition, a 26% increase in average gas prices increased revenues by $732,000. The increase in oil and natural gas production was due to new wells being successfully drilled and completed during 1996, which was partially offset by normal production declines from existing wells. Increases in average oil and gas prices were directly attributable to the general improved market conditions.

  The following table summarizes production volumes, average sales prices and operating revenues for the Company's oil and natural gas operations for the nine months ended September 30, 1995 and 1996.

                                         NINE MONTHS ENDED 1996 PERIOD COMPARED
                                           SEPTEMBER 30,      TO 1995 PERIOD
                                         ----------------- ---------------------
                                                            INCREASE  % INCREASE
                                           1995     1996   (DECREASE) (DECREASE)
                                         -------- -------- ---------- ----------
PRODUCTION VOLUMES:
  Oil and condensate (MBbls)............       47       81       34       74%
  Natural gas (MMcf)....................      337    1,557    1,220      362%
AVERAGE SALES PRICES:
  Oil and condensate ($ per Bbl)........ $  16.61 $  19.49   $ 2.88       17%
  Natural gas ($ per Mcf)...............     1.79     2.26     0.47       26%
OPERATING REVENUES:
  Oil and condensate (in thousands)..... $    773 $  1,582   $  809      105%
  Natural gas (in thousands)............      604    3,523    2,919      484%
                                         -------- --------   ------
    Total (in thousands)................ $  1,377 $  5,105   $3,728      271%
                                         ======== ========   ======

  Oil and natural gas operating expenses for the nine months ended September 30, 1996 increased 42% from $502,000 to $711,000 as compared to the same period in 1995. Oil and natural gas operating expenses increased due to increased production generated from new oil and gas wells drilled and completed since September 30, 1995.

  Depreciation, depletion and amortization ("DD&A") expense for the nine months ended September 30, 1996 increased 131% from $525,000 to $1.2 million as compared to the same period in 1995. This increase was due to the increase in oil and gas production as well as a 31% increase in the depletion rate. The increased DD&A rate was primarily caused by the amortization of increased exploration costs attributable to new wells drilled and completed since September 30, 1995. Exploration costs increased due to the Company's retaining larger working interests in its 3-D prospects, as the Company increasingly drilled for its own account. Prior to September 30, 1995, a significant portion of the Company's well costs were carried by other owners, resulting in a lower historical DD&A rate.

  General and administrative expense for the nine months ended September 30, 1996 remained constant at $2.1 million as compared to the same period in 1995. An increase in salary expense of $187,000 due to the addition of new employees was primarily offset by a $133,000 decrease in Edge Group II's General Partner management fees further offset by decreases in various other direct expenses.

  Interest expense for the nine months ended September 30, 1996 increased 237% from $195,000 to $657,000 as compared to the same period in 1995. The weighted average debt was $8.1 million for the nine month period ended September 30, 1996 as compared to $2.4 million for the comparable period in 1995. This increase was primarily due to the establishment in July 1995 of, and borrowings under, the Revolving Credit Facility and the repayment of a promissory note in March 1995, which was offset slightly by a lower average interest rate.

  There were no gains on the sale of oil and gas property for the nine months ended September 30, 1996 as compared to a gain of $3.1 million in 1995. The majority of the gain recorded in 1995 was attributable to the sale of a property for $3.4 million that resulted in a gain of $2.8 million.

  Net income for the nine months ended September 30, 1996 was $398,000 as compared to $1.2 million for the 1995 period, as a result of the factors described above.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Oil and natural gas revenues remained relatively unchanged at approximately $2.0 million in both 1994 and 1995. Production volumes for oil increased 5% from 61 MBbls in 1994 to 64 MBbls in 1995. Increased production was partially offset by a 4% decrease in average oil prices. Production volumes for natural gas decreased 13% from 588 MMcf in 1994 to 513 MMcf in 1995. The decrease in natural gas production was offset by an 19% increase in average natural gas prices. Oil and natural gas revenues were impacted by the addition of four new wells, the sale of a property and declining production experienced at South Mermentau and one other property caused by workovers that required the wells to be shut in for a portion of the year.

  The following table summarizes production volumes, average sales prices and operating revenues for the Company's oil and natural gas operations for the years ended December 31, 1994 and 1995.

                                              YEAR ENDED
                                             DECEMBER 31,  1995 COMPARED TO 1994
                                             ------------- ---------------------
                                                            INCREASE  % INCREASE
                                              1994   1995  (DECREASE) (DECREASE)
                                             ------ ------ ---------- ----------
PRODUCTION VOLUMES:
  Oil and condensate (MBbls)................     61     64       3         5%
  Natural gas (MMcf)........................    588    513     (75)      (13%)
AVERAGE SALES PRICES:
  Oil and condensate ($ per Bbl)............ $17.66 $16.90   $(.76)       (4%)
  Natural gas ($ per Mcf)...................   1.57   1.87    0.30        19%
OPERATING REVENUES:
  Oil and condensate (in thousands)......... $1,071 $1,079   $   9         1%
  Natural gas (in thousands)................    923    961      38         4%
                                             ------ ------   -----
    Total (in thousands).................... $1,994 $2,040   $  47         2%
                                             ====== ======   =====

  Oil and gas operating expenses increased 125% from $305,000 in 1994 to $686,000 in 1995. The increase was primarily attributable to increased operating expenses of approximately $223,000 on a property that was acquired during November 1994 and nonrecurring expenses of approximately $120,000 on another property. The remaining net increase experienced in 1995 was caused by increased production from new wells which was offset by the sale of a property in March 1995.

  DD&A expense increased 37% from $593,000 in 1994 to $813,000 in 1995, as a result of increased production and a higher depletion rate. The higher depletion rate was primarily due to costs relating to a prospect that resulted in a dry hole. These increases were offset by a decrease in amortization of regional seismic costs of approximately $149,000 in 1995, compared to 1994, due to certain regional seismic costs that became fully amortized in 1995.

  General and administrative expense increased 23% from $2.0 million in 1994 to $2.5 million in 1995. Approximately $241,000 of the increase was attributable to the hiring of additional geologist and land department employees as well as salary increases for existing employees. The remaining increase was due to other general expenses that were directly attributable to increased 3-D prospect generation and drilling activity.

  Interest expense decreased 18% from $385,000 in 1994 to $315,000 in 1995. This decrease in 1995 was due to a lower weighted average outstanding debt balance and a lower effective interest rate. The weighted average outstanding debt balance decreased from approximately $4.0 million in 1994 to approximately $2.7 million in 1995. The decrease in the weighted average outstanding debt balance and effective interest rate was due to the repayment of $3.3 million of promissory notes during March 1995 which bore interest at a rate of 10%. The Company subsequently entered into the Revolving Credit Facility in July 1995 which had an effective interest rate of 9.25% at December 31, 1995.

  The gains on sales of oil and gas properties in 1995 and 1994 represented sales of unproved properties and proved properties. The majority of the gains recorded in 1995 was the result of the sale of a property for approximately $3.4 million, resulting in a gain of approximately $2.8 million. A majority of income recorded in 1994 was attributable to the sale of a property for approximately $1.5 million, resulting in a gain of approximately $1.3 million.

  Net income in 1995 was approximately $1.1 million, compared to $969,000 in 1994, as a result of the factors described above.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  Oil and natural gas revenues increased 37% from $1.5 million in 1993 to $2.0 million in 1994. Production volumes for oil increased 136% from 26 MBbls in 1993 to 61 MBbls in 1994. The increase in oil production increased revenues by $612,000 which were further increased slightly due to a 1% increase in average oil prices. Production volumes for natural gas increased 29% from 457 MMcf in 1993 to 588 MMcf in 1994. This increase in natural gas production contributed $288,000 to revenues which was offset by a 29% decrease in average natural gas prices which decreased revenues by $371,000. A portion of the overall increase in oil and natural gas production in 1994 was due to certain prospects in which the Company had a reversionary interest reaching payout during the year and two other prospects in which the Company had a reversionary interest that reached payout in 1993 but did not contribute a full year of production in that year. These two prospects contributed an additional $451,000 in revenues in 1994. Additionally, the Company successfully drilled and completed several new natural gas wells in the fourth quarter of 1994, which contributed approximately $272,000 in revenues. The increases were offset by the shutting in of a well on the South Maurice Field during 1993 and normal declining production on various properties.

  The following table summarizes production volumes, average sales prices and operating revenues for the Company's oil and natural gas operations for the years ended December 31, 1993 and 1994.

                                              YEAR ENDED
                                             DECEMBER 31,  1994 COMPARED TO 1993
                                             ------------- ---------------------
                                                            INCREASE  % INCREASE
                                              1993   1994  (DECREASE) (DECREASE)
                                             ------ ------ ---------- ----------
PRODUCTION VOLUMES:
  Oil and condensate (MBbls)................     26     61       35      136%
  Natural gas (MMcf)........................    457    588      131       29%
AVERAGE SALES PRICE:
  Oil and condensate ($ per Bbl)............ $17.52 $17.66   $ 0.14        1%
  Natural gas ($ per Mcf)...................   2.20   1.57    (0.63)     (29%)
OPERATING REVENUES:
  Oil and condensate (in thousands)......... $  450 $1,071   $  621      138%
  Natural gas (in thousands)................  1,005    923      (82)      (8%)
                                             ------ ------   ------
    Total (in thousands).................... $1,455 $1,994   $  539       37%
                                             ====== ======   ======

  Oil and natural gas operating expenses increased 83% from $167,000 in 1993 to $305,000 in 1994. The increase was primarily attributable to increased oil and gas production and a higher average severance tax rate in 1994 as well as higher working interests on new wells drilled in 1994.

  DD&A expense increased 34% from $442,000 in 1993 to $593,000 in 1994, largely as a result of increased production. Additionally, amortization of seismic costs increased approximately $126,000 in 1994 from 1993 as a result of the purchase of regional seismic data in 1994.

  General and administrative expense increased 17% from $1.7 million in 1993 to $2.0 million in 1994. Approximately $291,000 of the increase was attributable to hiring additional geologists and land department employees during 1994 as well as salary increases for existing employees.

  Interest expense decreased 39% from $636,000 in 1993 to $385,000 in 1994 due to a lower effective interest rate and a lower weighted average outstanding debt balance in 1994. The weighted average outstanding debt balance decreased from approximately $4.5 million in 1993 to approximately $4.0 million in 1994 due to scheduled debt payments on a promissory note.

  The gain on sale of oil and gas property in 1994 primarily represented the sale of an unproved property for $1.5 million that resulted in a gain of $1.3 million. There was no such significant sale of unevaluated properties during 1993.

  Net income increased from a net loss of $1.3 million in 1993 to a net income of $969,000 in 1994, as a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of liquidity have included funds generated by operations, the sale of prospects and producing properties, equity capital from private sources and borrowings, primarily at the Joint Venture level under the Revolving Credit Facility and a subordinated secured loan (the "Subordinated Loan") from Mr. James C. Calaway, the father of both the Company's Chief Executive Officer and its President. A portion of the proceeds from the Offering will be loaned to the Joint Venture to repay the amounts outstanding under both the Revolving Credit Facility and the Subordinated Loan. The Revolving Credit Facility will remain outstanding for future borrowings and the Subordinated Loan will be terminated. The Joint Venture is required to comply with various operating and financial covenants under the Revolving Credit Facility. The continued availability to the Joint Venture of funds borrowed under the Revolving Credit Facility is subject to continued compliance with such covenants.

  Cash flows provided (used) by operations were ($1.0 million), ($604,000), ($927,000) and $2.8 million for the years ended December 31, 1993, 1994, 1995 and the nine month period ended September 30, 1996, respectively. The increase in operating cash flows for the nine month period ended September 30, 1996 was primarily attributable to increased drilling activity and resulting increases in accounts payable. This increase was primarily due to Old Edge becoming an oil and gas well operator in late 1995 and a significant increase in drilling activities during the nine month period ended September 30, 1996. Due to the same factors discussed above, accounts receivable increased which somewhat offset the increase in accounts payable. Accrued liabilities increased by $182,000 for the nine months ended September 30, 1996 due to deferred offering costs accrued but not yet paid. The increase in cash flows used in 1995 as compared to 1994 was due primarily to the increase in operating loss, which was offset by various changes in balance sheet accounts. Accounts receivable, working interest owners increased by $213,000 in 1995 due to increased drilling activity in which Old Edge was the operator. Accounts payable, trade and accounts payable to related parties increased by $420,000 and $266,000, respectively. These increases were caused by increased drilling activity for its own account as well as an increase in Edge Group II General Partner management fees which have accumulated but have not yet been paid. The decrease in cash used from operations from 1993 to 1994 was due to decreases in various working capital accounts. Accounts receivable trade and accounts payable trade increased $269,000 and $145,000, respectively during 1994 primarily due to the increased oil and gas production and drilling activities in 1994 primarily attributable to higher working interests on new wells drilled in 1994. Accounts payable to related partners increased by $258,000 primarily due to an increase of $266,000 for Edge Group II's General Partner managers fees as referred to above.

  The Company expects capital expenditures in 1997 to be at least $20 million. A substantial portion of capital expenditures will be invested in the Company's portfolio of 3-D prospects to fund drilling activities and expand its reserve base. In addition, the Company will continue to expand and improve its technological and 3-D seismic interpretation capabilities. Based on its existing business plan, the Company expects to drill 50 gross (21.4 net) wells in 1996 and has budgeted for 120 gross (46.3 net) wells in 1997. The actual number of wells drilled may differ significantly from such estimate. See "Business of the Company--Significant Project Areas." In addition to its existing leased acreage prospects, the Company has acquired various 3-D seismic options which will allow it to lease approximately 59,562 gross (29,781 net) undeveloped acres.

  During the first nine months of 1996, the Company continued to reinvest a substantial portion of its cash flows into increasing its 3-D prospect portfolio, improving its 3-D seismic interpretation technology and funding its drilling program. As a result the Company used $5.7 million in cash in investor activities during the nine months ended September 30, 1996. Capital expenditures during the first nine months of 1996 were $7.9 million. The Company expects to incur additional capital expenditures of $3.3 million in the fourth quarter of 1996 for the drilling of approximately 16 new wells. Investing activities used $1.2 million in cash in 1995 compared to providing $.3 million in cash in 1994. This change was directly attributable to an increase in capital expenditures. Capital expenditures were $3.7 million, $6.8 million and $8.5 million in 1993, 1994 and 1995, respectively. The Company's drilling efforts resulted in the successful completion of four wells in 1993, nine wells in 1994 and 22 wells in 1995 that increased pretax present value of reserves by $2.5 million, $1.6 million and $10.2 million, respectively. In 1995 the Company sold one of its proved producing properties and received total cash proceeds from such sale of $3.4 million. These proceeds were used to pay down debt and fund general working capital and corporate needs. The Company also sold several undeveloped oil and gas properties receiving cash proceeds of $3.4 million, $7.1 million and $4.0 million in 1993, 1994 and 1995, respectively.

  Cash flows from financing activities for the nine months ended September 30, 1996 were $3.6 million. These cash flows were primarily a result of drawdowns on the Revolving Credit Facility, which were partially offset by deferred offering costs. Cash flows from financing activities were $1.9 million for the year ended December 31, 1995 compared to a use of cash flows of $.4 million for the previous year. The increase in cash flows from financing activities in 1995 was due to the proceeds from the Revolving Credit Facility, somewhat offset by the repayment of the RIMCO Note.

  Due to the Company's active exploration and development and technology enhancement programs, the Company has experienced and expects to continue to experience substantial working capital requirements. While the Company believes that the net proceeds from the Offering, cash flow from operations and borrowings by the Joint Venture under the Revolving Credit Facility should allow the Company to successfully implement its present business strategy, additional financing may be required in the future to fund the Company's growth, development and exploration drilling and continued technological enhancement. In the event such capital resources are not available to the Company, its drilling and other activities may be curtailed.

REVOLVING CREDIT FACILITY

  In July 1995, the Joint Venture entered into the two year Revolving Credit Facility with Compass Bank-Houston ("Compass"), which provides a maximum loan amount of $20 million, subject to borrowing base limitations. Under the Revolving Credit Facility, principal outstanding is due and payable upon maturity in June 1998 with interest due monthly. At November 30, 1996, the borrowing base was $11.5 million and borrowings outstanding under the Revolving Credit Facility were $8.7 million. Beginning on December 1, 1996 and on the first day of each month thereafter, the borrowing base is required to be reduced by $325,000. The Revolving Credit Facility is without recourse to Old Edge and the other participants in the Joint Venture. The Company will loan a portion of the proceeds of the Offering to the Joint Venture for the purpose of repaying all outstanding indebtedness under the Revolving Credit Facility. See "Certain Transactions--The Combination Transactions--Description of Joint Venture." However, the Revolving Credit Facility will be available for future borrowings by the Joint Venture during its wind-down period. The Joint Venture may seek to adjust the terms and availability of the Revolving Credit Facility in the future.

  Semi-annually, Compass makes, in its sole discretion, the borrowing base determination based upon the Joint Venture's proved oil and gas properties determined in accordance with Compass' normal and customary procedures for evaluating oil and gas reserves and other related assets. The Joint Venture may request two additional borrowing base redeterminations per annum, provided that Compass will not be obligated to perform a redetermination more than one time per quarter, including quarters that contain a scheduled redetermination.

  The interest rate for borrowings is either the Base Rate plus 0.5% or LIBOR plus 2.5%. The Base Rate is the higher of (i) the Federal Funds Rate plus 0.5% or (ii) the prime rate. The Joint Venture also pays a quarterly commitment fee of 0.5% per annum for the unused portion of the borrowing base and a fee of $5,000 for each regularly scheduled and borrower requested borrowing base redetermination.

  The Joint Venture is subject to certain covenants under the terms of the Revolving Credit Facility, including, but not limited to (i) tangible venturer's capital (total assets exclusive of certain intangibles minus total liabilities) must be at least equal to $2.0 million plus 50% of positive net income and 100% of equity raised for all quarterly periods subsequent to June 30, 1996;
(ii) the ratio at the end of any quarter of cash flow (net income plus depreciation, depletion, amortization and other non-cash expenses less non-cash net income for such quarter) to debt service coverage (cash payments made for principal on debt or capital leases for such quarter) must be at least
1.25 to 1.00; and (iii) the dividends and distributions to the venturers, among other things, may not exceed 50% of the cash flow in excess of the cash flow required to maintain the ratio referred to in (ii) above. The Revolving Credit Facility also places restrictions on additional indebtedness, liens, sales of properties, amendment of the Joint Venture Agreement and other matters. The Joint Venture's obligations under the Revolving Credit Facility are secured by substantially all of the oil and gas properties of the Joint Venture.

SUBORDINATED LOAN

  In December 1994, the Joint Venture entered into an agreement providing for the Subordinated Loan ("The Subordinated Loan Agreement"). Such agreement provides for a $1 million term loan and a $1 million line of credit. Drawdowns under the line of credit require 30 days' notice. At September 30, 1996, the aggregate amount outstanding under the Subordinated Loan was $1.3 million, including $300,000 outstanding under the line of credit. The principal is due, unless earlier retired by the Joint Venture, upon the earlier of April 8, 1998 or the conclusion of the Joint Venture's wind up period. Interest at 10% per annum is due monthly. The Subordinated Loan is secured by certain oil and gas properties, equipment and other assets of the Joint Venture, but is subordinate to the Revolving Credit Facility. The mortgage and security agreement restricts the transfer of properties, creation of liens and other matters. The Subordinated Loan is without recourse to the participants in the Joint Venture. Under the Subordinated Loan Agreement, Mr. James C. Calaway has a right to receive specified reversionary and overriding royalty interests on prospects of the Joint Venture and certain rights to convert such interests into shares of Common Stock, which shares are expected to be issued in connection with the Combination Transactions. See "Certain Transactions--The Combination Transactions--The Calaway Exchange." A portion of the proceeds from the Offering will retire the Subordinated Loan.

  In addition to the financing arrangements referred to above, the Company has historically had other subordinate credit arrangements with certain shareholders and related parties. Following the Offering these credit arrangements will not be available.

EFFECTS OF INFLATION AND CHANGES IN PRICE

  The Company's results of operations and cash flows are affected by changing oil and gas prices. If the price of oil and gas increases (decreases), there could be a corresponding increase (decrease) in the operating cost that the Company is required to bear for operations, as well as an increase (decrease) in revenues. Inflation has had a minimal effect on the Company.

OTHER

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121") regarding accounting for the impairment of long-lived assets. The Company adopted SFAS No. 121 effective January 1, 1996. However, its provisions are not applicable to the Company's oil and gas properties as they are accounted for under the full cost method of accounting. The effect of adopting SFAS No. 121 was not material for any period presented.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"). SFAS No. 123 is a new standard of accounting for stock-based compensation and establishes a fair value method of accounting for awards granted after December 31, 1995 under stock compensation plans. SFAS No. 123 encourages, but does not require, companies to adopt the fair value method of accounting in place of the existing method of accounting for stock-based compensation whereupon compensation costs are recognized only in situations where stock compensation plans award intrinsic value to recipients at the date of grant.

  The Company has elected not to adopt the fair value accounting of SFAS No. 123 and continues to account for these plans under APB Opinion No. 25, under which no compensation costs have been recognized.

                                   BUSINESS

OVERVIEW

  The Company explores for oil and natural gas by emphasizing the integrated application of highly advanced data visualization and computerized 3-D seismic data analysis to identify potential hydrocarbon accumulations. The Company believes its approach to processing and analyzing geophysical data differentiates it from other independent exploration and production companies and is more effective than conventional 3-D seismic data interpretation methods. The Company utilizes a fully integrated, client-server environment including nine workstation nodes with a high performance Silicon Graphics server. This hardware configuration enables the Company to utilize advanced interpretation software, including both Earth Cube and Voxel Geo technology. The Company also believes that it maintains one of the largest databases of onshore South Texas Gulf Coast 3-D seismic data of any independent oil and gas company, and is continuously acquiring substantial additional data within this core region.

  The Company acquires 3-D seismic data by organizing and designing regional data acquisition surveys for its proprietary use, as well as through selective participation in regional non-proprietary 3-D surveys. The Company negotiates seismic options for a substantial majority of the areas encompassed by its proprietary surveys, thereby allowing it to later secure identified prospect leasehold interests on a non-competitive, pre-arranged basis. In the Company's non-proprietary 3-D survey areas, the Company's technical capabilities allow it to rapidly and comprehensively evaluate large volumes of regional 3-D seismic data, facilitating its ability to identify attractive prospects within a surveyed region and to secure the corresponding leasehold interests ahead of other industry participants.

  The Company's extensive technical expertise has enabled it to internally generate all of its 3-D prospects drilled to date and to assemble a large portfolio of 3-D based drilling prospects . The Company pursues drilling opportunities that include a blend of shallower, normally pressured reservoirs that generally involve moderate costs and risks as well as deeper, over-pressured reservoirs that generally involve greater costs and risk, but have higher economic potential. The Company mitigates its exposure to exploration costs and risks by conducting its operations with industry partners, including major oil companies and large independents, that generally pay a disproportionately greater share of seismic acquisition and, in many instances, leasing and drilling costs than the Company.

  The Company has experienced rapid increases in reserves, production and cash flow since early 1995 due to the growth of its 3-D based drilling activities and the retention of progressively larger interests in its exploration projects. From January 1, 1995 to September 30, 1996, reserves discovered from Company-generated prospects totaled 91.1 Bcfe, while the Company's net proved reserves more than tripling from 5.9 Bcfe to 18.6 Bcfe at an average finding cost to the Company of $0.51 per Mcfe. The Company drilled 13 gross (0.42 net) wells in 1994, 35 gross (13.5 net) wells in 1995 and 34 gross (14.7 net) wells in the nine months ended September 30, 1996. For the period from January 1, 1995 through September 30, 1996, the Company's commercial well success rate was approximately 67% for the 69 gross (28.2 net) exploratory wells drilled (of which 62 were based on its interpretation of 3-D seismic data).

  The Company's future growth will be driven by the drilling and development of existing opportunities from its prospect portfolio as well as new 3-D based prospects that are continually being identified by the Company's exploration team. The Company anticipates drilling 16 gross (7.4 net) wells in the fourth quarter of 1996 and has budgeted for drilling 120 gross (46.3 net) wells in 1997. The Company currently anticipates increasing its capital expenditure budget to at least $20.0 million in 1997 from $11.2 million in 1996. The Company believes the proceeds of this Offering will enable it to increase the number and size of additional 3-D seismic acquisition projects in which it participates, accelerate its drilling activities and retain a greater share of the reserves it discovers.

  The address of the Company's principal executive offices is Texaco Heritage Plaza, 1111 Bagby, Suite 2100, Houston, Texas 77002, and its telephone number is (713) 654-8960.

BACKGROUND

  The Company began operations in 1983 and until 1992 generated drilling prospects based on 2-D seismic data for sale to other exploration and production companies. From the Company's inception, it has generated approximately 130 prospects, many of which were large projects with deep targets that required substantial drilling costs. Given the uncertainties of drilling based on 2-D seismic information, the substantial drilling costs of the projects and the Company's limited financial resources, the Company generally sold substantially all of its interests in such prospects for cash while retaining a reversionary interest. A substantial portion of the annual cash flows generated by the Company during this period was distributed to its interest holders resulting in a low level of equity accumulation. During this period, however, the Company developed extensive expertise in generating and obtaining drilling prospects, particularly in the onshore Gulf Coast area.

  During 1992, as a result of the advent of economic onshore 3-D seismic surveys and the improvement and increased affordability of data interpretation technologies, the Company changed its exploration strategy to emphasize the acquisition of 3-D seismic data covering certain of its existing 2-D based project areas. From 1992 to 1995, the Company reduced its inventory of 2-D based prospects, began limited drilling for its own account of certain existing 2-D based prospects and began developing prospects based on 3-D seismic data. Since early 1995, the Company has almost exclusively drilled prospects generated from 3-D seismic data, while accelerating its drilling activity and increasing its working interests in new project areas as available capital has allowed.

BUSINESS STRATEGY

  The Company's business strategy is to expand its reserves, production and cash flow through a disciplined, integrated technology-based program of exploring for oil and natural gas, which emphasizes the following key components:

    FOCUSED EXPLORATION. The Company intends to maintain its exploration focus along the onshore Gulf Coast with continued emphasis in South Texas because of its 3-D seismic expertise in this region. The Company believes, based on the results of its recent exploration activities, that significant undiscovered reserves remain in this region. The Company also plans to utilize its existing database consisting of 567 square miles of 3-D seismic and geologic data (509 square miles of which are in South Texas) and its knowledge of the region's producing fields and trends to further expand its operations within this core region. The Company is currently in the process of acquiring an additional 459 square miles (293,760 acres) of 3-D seismic data in South Texas, which the Company believes will generate a significant number of additional prospects in 1997 and beyond.

    TECHNOLOGICAL EXPERTISE. The Company seeks to explore for and add oil and natural gas reserves through its advanced 3-D seismic data visualization and interpretation techniques. These techniques enable its exploration team to analyze large amounts of 3-D seismic information and to rapidly identify important patterns or attributes in the data which may indicate hydrocarbon traps. The Company's technical abilities have allowed it to discover oil and natural gas reservoirs in existing producing trends with geological complexities that have eluded conventional interpretation. The Company plans to continue to enhance its visualization and interpretation strengths as new technologies and processes are developed.

    SOPHISTICATED AND EXPERIENCED TECHNICAL TEAM. The Company has assembled a team of highly talented geoscientists and other technical personnel who are experienced in the use of advanced exploration techniques, and it actively seeks to identify and attract new members to its exploration team. The Company provides its personnel with a technologically advanced work environment, training and results-oriented compensation, including participation in the Company's stock option plan. The Company believes that the use of advanced technology by its technical personnel together with increased capital resources will be critical components to implementing its business strategy.

    PROSPECTS WITH ATTRACTIVE RISK/REWARD BALANCE. The Company typically retains all or the majority of its interests in prospects with normally pressured and generally shallow reservoirs. Such prospects are often located in areas with existing pipelines and production infrastructure, which facilitate and expedite the commencement of production and cash flow. The Company typically sells to industry partners, on a promoted basis, a portion of its interests in prospects that involve higher costs and greater risks, or consist of deep, over-pressured and often larger reservoirs, in order to mitigate its exploration risk and fund the anticipated capital requirements for the portion of those prospects it retains.

    CONTROL OVER CRITICAL EXPLORATION FUNCTIONS. In its participation agreements with industry partners, the Company generally seeks to exercise control over what it believes to be the most critical functions in the exploration process. These functions include determining the area to explore; managing the land permitting and optioning process; determining seismic survey design; overseeing data acquisition and processing; preparing, integrating and interpreting the data; and identifying each prospect and drill site. The Company seeks operator status and control over the remaining aspects of field operations when it believes its expertise can add value to these functions.

EXPLORATION TECHNOLOGY

  Since 1992, as a result of the advent of economic onshore 3-D seismic surveys and the improvement and increased affordability of data interpretation technologies, the Company had relied almost exclusively on the interpretation of 3-D seismic data in its exploration strategy. The principal advantage of 3-D seismic data over 2-D seismic data is that it affords a geoscientist the ability to investigate the entire prospective area using a 3-D seismic data volume, as compared to the limited number of two dimensional profiles covering a small percentage of the prospective area that are available using 2-D seismic data. As a consequence, a geoscientist using 3-D seismic data is able to more fully evaluate prospective areas and produce more accurate interpretations. The use of structural maps based upon 3-D seismic data can significantly improve the probability of drilling commercially successful wells, since this data allows structurally advantageous positions to be more accurately located in highly drilled exploration plays where only 2-D seismic data was used in the past.

  The Company's methodology for interpreting 3-D seismic data has advanced beyond traditional 3-D interpretation techniques which consist of interpreting multiple closely spaced 2-D profiles extracted from 3-D seismic volumes to generate 3-D structural maps. The Company's advanced visualization and data analysis techniques and resources enable its geoscientists to view collectively large volumes of information contained within the 3-D seismic data. This improves the geoscientist's ability to recognize certain important patterns or attributes in the data which may indicate hydrocarbon traps and which, if viewed incorrectly or with the application of improper techniques, could go undetected. Visualization techniques also enable the geoscientist to quickly identify and prioritize key areas from the large volumes of data reviewed in order to realize the greatest early benefit. The Company's sophisticated computing resources and unique visualization and data analysis techniques allow its geoscientists to more easily identify features such as shallow amplitude anomalies, complex channel systems, sharp structural details and fluid contacts, which might have been overlooked using less sophisticated 3-D seismic data interpretation techniques.

  The application of advanced 3-D exploration technology requires large scale information processing and graphic visualization, made possible by the rapid improvements in computing technology. The Company has made a significant investment in its 3-D seismic data visualization technology, which is closely linked with the Company's well-log database and other geoscience application software. Additionally, the Company has developed a fully integrated, client-server environment utilizing nine scientific workstation nodes. For large scale visualization, the Company uses a Silicon Graphics Onyx R10000 server with the SGI Reality Engine-2. The Company uses a comprehensive suite of Landmark Graphics geoscience applications in its interpretation environment, including Landmark's EarthCube software, which is designed specifically to integrate visualization and 3-D geologic interpretation. In addition, the Company utilizes Cogniseis' Voxel Geo technology in its visualization efforts.

  The Company's technological success is dependent in part upon hiring and retaining highly skilled technical personnel. The Company has assembled a technical team that it believes has the capacity to adapt to the rapidly changing technological demands in the field of oil and natural gas exploration. This team consists of seven geoscientists with an average of 15 years industry experience, most of which have had extensive experience with major oil companies. The Company provides its technical team with a sophisticated work environment and enables these employees to participate in the upside potential of prospects by assigning them overriding royalty interests in prospects they identify. See "Management--Other Compensatory Arrangements." With its technical capabilities and personnel, the Company believes that it will be able to analyze increasingly large quantities of data without a commensurate increase in the number of employees. Additionally, the expertise of the Company's team of geoscientists reduces its dependence on outside technical consultants and enables the Company to internally generate substantially all of its prospects.

EXPLORATION AND OPERATING APPROACH

  The Company's exploration approach is to acquire large 3-D seismic data sets along prolific, producing trends of the onshore Gulf Coast and to utilize advanced visualization and interpretation techniques to identify or evaluate prospects and then drill the prospects which it believes provide the potential for significant returns. The Company typically seeks to explore in areas with
(i) numerous accumulations of normally pressured reserves at shallow depths and in geologic traps that are difficult to define without the use of advanced 3-D data visualization and interpretation and (ii) the potential for large accumulations of deeper, over-pressured reserves. The Company typically sells a portion of its interest in the deep, over-pressured prospects in order to mitigate its exploration risk and fund the anticipated capital requirements for the interests it retains in such prospects, while retaining all or the majority of its interest in the prospects with normally pressured reservoirs.

  The Company emphasizes preplanning in project development to lower capital and operational costs and to efficiently integrate potential well locations into the existing and planned infrastructure, including gathering systems and other surface facilities. In constructing surface facilities, the Company seeks to use reliable, high quality, used equipment in place of new equipment to achieve cost savings. The Company also seeks to minimize cycle time from drilling to hook-up of wells, thereby accelerating cash flow and improving ultimate project economics.

  An important component of the Company's exploration approach is the acquisition of large 3-D seismic data sets at the lowest possible cost. The Company has sought to obtain large 3-D data sets either by participating in large seismic data acquisition programs through joint venture arrangements with other energy companies or "group shoots" in which the Company shares the costs and results of seismic surveys. The Company believes its technical capabilities allow it to rapidly evaluate these large 3-D datasets and identify and secure drilling opportunities prior to the other participants in these group shoots. In both the joint ventures and the group shoots, the Company's partners have borne a disproportionate share of the up-front costs of seismic data acquisition and interpretation in return for the Company's expertise in the management of seismic surveys, interpretation of 3-D seismic data, development of prospects and acquisition of exploration rights. Substantially all of the Company's operations are conducted through joint operations with industry participants. The Company is currently actively involved in 14 joint project areas based on 3-D seismic surveys with, among others, Belco Oil and Gas Corp., Carrizo Oil and Gas Inc., Chevron Corporation, Cheyenne Petroleum Company, IP Petroleum Company, Inc., KCS Energy, Inc., Pennzoil Company, Phillips Petroleum Company and Texaco Inc. Following this Offering, the Company intends to increase the number and size of seismic data acquisitions and interpretation projects it manages to accelerate its prospect generation activities and capture a greater share of the oil and natural gas properties discovered as a result of its technological expertise.

  Under the participation agreements on its recent projects, the Company is generally responsible for determining the area to explore; managing the land permitting and optioning process; determining seismic survey design; overseeing data acquisition and processing; preparing, integrating and interpreting the data; identifying the drill site; and in selected instances, managing drilling and production operations. The Company is therefore responsible for exercising control over what it believes are the critical functions in the exploration process. The Company seeks to obtain lease operator status and control over field operations, including decisions regarding drilling and completion methods and accounting and reporting functions, only when its expertise and planning capabilities indicate that meaningful value can be added through its performance of these functions. Typically, in cases when the Company does not have field operator status, the Company is primarily responsible for identifying prospects for the operator and, when necessary, asserts its rights under its joint operating agreements to ensure drilling of such prospects. The Company began field operations of wells in 1995 and currently operates producing oil and natural gas wells in South Texas and Alabama. These wells range in depth from 3,000 feet to greater than 14,000 feet.

  The Company has developed extensive experience in the development and management of projects along the Gulf Coast. Over the past 13 years, the Company has generated and assembled approximately 130 prospects within the onshore Gulf Coast area. The Company believes that the ability to develop large scale 3-D projects in this area on an economic basis requires experience in obtaining the rights to explore and is a source of competitive advantage for the Company.

  The Company's primary strategy for acreage acquisition is to obtain leasing options covering large geographic areas prior to conducting its 3-D seismic surveys. The Company, therefore, typically seeks to acquire seismic permits that include options to lease, thereby reducing the cost and the level of competition for leases on drilling prospects that may result upon completing a successful seismic data acquisition program over a project area.

SIGNIFICANT PROJECT AREAS

  Set forth below are descriptions of the Company's key project areas where it is actively exploring for potential oil and natural gas prospects and in many cases currently has production. The 3-D surveys the Company is using to analyze its project areas range from regional non-proprietary group shoots to single field proprietary surveys. The Company has participated in these project areas with industry partners under agreements that typically provide for the industry partners to bear a disproportionately greater share of the up-front costs associated with obtaining option arrangements with landowners, seismic data acquisition and related data interpretation than the costs incurred by the Company.

  Although the Company is currently pursuing prospects within the project areas listed below, there can be no assurance that these prospects will be drilled at all or within the expected timeframe. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent on a number of factors, including (i) the results of exploration efforts and the acquisition, review and analysis of the seismic data, (ii) the availability of sufficient capital resources by the Company and the other participants for the drilling of the prospects, (iii) the approval of the prospects by other participants after additional data has been compiled, (iv) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews, (v) the financial resources and results of the Company and (vi) the availability of leases on reasonable terms and permitting for the prospect. There can be no assurance that these projects can be successfully developed or that the scheduled or budgeted wells discussed will, if drilled, encounter reservoirs of commercially productive natural gas or oil. The reserve data set forth below for the various prospects is based upon the Ryder Scott Report. There are numerous uncertainties in estimating quantities of proved reserves, including many factors beyond the control of the Company. See "Risk Factors--Dependence on Exploratory Drilling Activities," "--Reserve Replacement Risk" and "--Uncertainty of Reserve Information and Future Net Revenue Estimates."

 TEXAS

Encinitas/Kelsey Project Area: Frio-Vicksburg Trend

  The Encinitas/Kelsey Project Area is located in Brooks County, Texas in the geologically complex Frio-Vicksburg trend. The Company acquired 9,110 acres in this project area in December 1994 to re-develop the property. Upon acquisition of its interests in this project area, the Company undertook a comprehensive petrophysical study and a 32 square mile 3-D survey over the area which has resulted in the identification of numerous prospects. Four of these prospects were drilled between January and June 1996, resulting in four new field discoveries. During the quarter ended September 30, 1996, the Company's share of production from wells in this project area was 54 Bbls/d of oil and
2.6 MMcf/d of gas. As of September 30, 1996, the Company's net estimated proved reserves in the fields were 1.8 Bcf of gas and 23 MBbls of oil. The Company has identified seven drill sites, one of which is currently being drilled, with the remaining six to be drilled in the first half of 1997. Two additional wells may be drilled in 1997, depending upon the results of the eight wells scheduled to be drilled. The Company believes that continuing interpretation of the 3-D seismic data will result in additional prospects and drilling locations. The Company has a 22.5% working interest and an 18.8% net revenue interest in the properties in this project area.

Everest Project Area: Frio-Vicksburg Trend

  The Everest Project Area is located in Starr and Hidalgo Counties, Texas in the prolific Frio-Vicksburg Trend. The Company and a partner licensed approximately 340 square miles of non-proprietary 3-D seismic data in this project area in August 1995 and June 1996. Through its data processing, analysis and interpretation techniques, the Company has identified 58 prospects in the shallow Frio trend and the deeper structurally complex Vicksburg Trend, and two potentially large prospects in the relatively unexplored Eocene Trend. The Company and its partner currently control 18 of these prospects (ten Frio, seven Vicksburg and one Eocene). Seven of these prospects have been drilled (five Frio prospects and two Vicksburg), resulting in six new field discoveries and one field extension. These discoveries have resulted in additional net proved reserves to the Company of 3.8 Bcf of gas and 47 MBbls of oil. A portion of the Company's interest in the Vicksburg prospects was sold to industry partners, the proceeds of which were used to finance the drilling costs of the Company's retained working interest. For 1997, the Company has scheduled two development wells on previous discoveries and six exploratory wells. The Company has also budgeted for drilling 11 additional exploratory prospects to be selected from the remaining inventory of 42 prospects. The Company also believes that continuing interpretation of the Everest Project 3-D data will result in additional prospects and drilling locations. The Company is entitled to 50% of any interests acquired by the Company and its partner in prospects developed in this project area.

Cameron Project Area: Wilcox and Jackson-Yegua Trends

  The Cameron Project Area is located in Webb and Duval Counties, Texas in the prolific structurally complex Wilcox trend and the highly stratigraphic Jackson-Yegua trend. The Company and a partner have underwritten approximately 325 square miles of non-proprietary 3-D seismic data in this project area. The first 100 square miles of the data is expected to be received by the Company in March 1997, with the remainder expected to be delivered to the Company over the remainder of 1997. As in the Everest Project, the Company's strategy is to drill all shallow, normally pressured prospects and to sell portions of the deeper over-pressured prospects using the resulting proceeds to finance the drilling costs of the retained interests in such prospects. The Company believes that, given the geologic similarities of the Everest and Cameron Project areas, the Company's experience in the Everest Project Area will assist it in its exploration efforts in the Cameron Project. The Company is entitled to 50% of any interests acquired by the Company and its partner in prospects developed in this project area.

Nita/Austin Project Area

  Nita/Austin Project Area: Wilcox Formation. The Nita/Austin Project Area is located along the Gulf Coast of South Texas in Goliad County. The Company has identified two large Wilcox prospects in this project area. The first of these prospects was discovered by the Company and is called the Bego Field. An initial test well drilled in 1991 based on 2-D seismic data resulted in a new field discovery. A second well in the Bego Field was drilled in 1994 and experienced mechanical failure. In early 1995 the Company acquired a 42 square mile 3-D seismic survey covering this project area. A third Bego Field well was drilled in 1995 using the 3-D seismic data and is currently in the developmental stage. Currently, two delineation wells are also being drilled. Given the early stage of development and current uncertainty as to the commerciality of the field, the Company has not attempted to make any estimate of reserves from these wells. The second of the two large Wilcox prospects was identified using 3-D seismic data and is scheduled to be drilled in the first quarter of 1997. The

Company has an average 1.7% working interest and an average 6% after payout working interest in its properties in the Wilcox formation portion of this project area.

  Nita/Austin Project Area: Shallow Frio Trend. In mid-1995, the Company, through its analysis of the Nita/Austin 3-D seismic survey, identified 26 prospects in the shallow Frio trend. During the second half of 1995 and the first nine months of 1996, 22 of these prospects were drilled, resulting in 17 commercial wells. For the quarter ended September 30, 1996, these wells produced 2.8 MMcf/d of natural gas net to the Company. The estimated net proved reserves to the Company for these wells were 4.6 Bcf of natural gas as of September 30, 1996. The Company currently expects to drill one additional well in the shallow Frio trend portion of this project area during the first quarter of 1997. The Company has also budgeted two additional shallow Frio wells for the end of 1997. The Company has an average 80% working interest and an average 60% net revenue interest in the properties in the shallow Frio trend portion of this project area.

Spartan Project Area: Frio Trend

  The Spartan Project Area is a 23 square mile 3-D seismic project area located adjacent to the Nita/Austin Project Area in Goliad and Victoria Counties, Texas. The Company currently has approximately 5,855 acres under lease or option in this project area. The objective for this project area is primarily the shallow Frio trend, with additional potential in the deeper Yegua and Wilcox formations. The Company began interpreting the 23 square miles of seismic data in August 1996, and has identified four Frio drill sites, one deep Wilcox prospect and one Yegua prospect to date. The Company has completed the first Frio well, and the remaining wells are scheduled to be drilled in 1997. The Company has also budgeted for 1997 one additional well that is currently being evaluated. The Company's primary exploration leases and options, if exercised, provide for a 50% working interest and an average 39.5% net revenue interest in its properties in this project area.

Belco Project Area: Frio Trend and Yegua and Wilcox Formations

  The Belco Project Area is located in Goliad, Bee and Victoria Counties, Texas where the Company controls 38,476 acres through lease or option. The primary exploration objectives for this project area, like the Nita/Austin Project Area and the Spartan Project Area, are the shallow Frio gas accumulations, with the secondary objectives being the deeper Yegua and Wilcox formations. The Company and its partner on this project area, Belco Oil & Gas Corp. ("Belco"), are currently in the initial phase of this project which involves acquiring a total of 250 square miles of proprietary 3-D seismic data. The first 114 square miles of the seismic data area are currently being shot, and the seismic data is expected to be available for interpretation during the first quarter of 1997. If the Company is successful in the development of this initial phase, the project is expected to expand to a total of 750 square miles of data acquisition. The Company's agreement with Belco provides for the Company to manage all aspects of the project's development, with Belco performing field operations for the deep prospects developed and the Company operating any shallow Frio wells. The Company has budgeted to drill 41 wells in this project area in 1997 based upon statistical results of drilling activities in the adjoining Nita/Austin and Spartan Project Areas that the Company believes are geologically similar. The Company is entitled to 50% of any interests acquired by the Company and Belco in prospects developed in this project area.

Tyler Project Area: Wilcox, Hockley, Pettus and Yegua Formations

  The Tyler Project Area is located in Live Oak County, Texas where the Company currently has approximately 3,750 gross acres under lease. The exploration objectives are the deep, over-pressured zones of the expanded Upper Wilcox formation and the shallow zones of the Hockley, Pettus and Yegua formations. A 25 square mile proprietary 3-D seismic survey over the project area was shot in 1994, from which an approximately 3,500 acre Wilcox prospect was identified. An initial well drilled on the project area in 1995 was temporarily abandoned for mechanical reasons, but the Company reentered and completed the well and it was flowing at a rate of 1.0 MMcf/d of gas as of September 30, 1996. The Company is currently attempting to complete an additional deep well that was drilled in late 1996 and experienced mechanical problems. One additional deep prospect is anticipated to be drilled in 1997. The Company has a 1.5% working interest and a 15.2% after payout working interest in these wells. In addition, in the shallow zones of the Hockley and Pettus formations, the Company has drilled and developed six producing wells which are currently producing approximately 130 Bbls/d and 180 Mcf/d net to the Company's interest. These six discoveries have resulted in additional reserves of 0.5 Bcf of gas and 150 MBbls of oil net to the Company as of September 30, 1996. The Company has working interests ranging from 56% to 100% in the shallow producing wells.

Buckeye Project Area: Wilcox, Hockley, Pettus and Yegua Formations

  The Buckeye Project Area is located in Live Oak County, Texas adjacent to the Company's Tyler Project Area. The Company currently holds approximately 12,000 acres under option and is currently acquiring an approximately 20 square mile 3-D seismic survey of the area. As with the Tyler Project Area, the exploration objectives for the Buckeye Project Area are the shallow zones of the Hockley, Pettus and Yegua formations and the deep zones of the expanded upper Wilcox formation. The Company plans to drill any prospects it identifies in the shallow formations and to seek to promote any deep Wilcox prospects identified to other energy companies for cash and a reversionary interest. The Company has budgeted to drill 11 wells in this project area in 1997 based upon statistical results of drilling activities in the adjoining Tyler Project Area that the Company believes is geologically similar. The Company's lease options, if exercised, provide for a 50% working interest and an average of approximately 39% net revenue interest in the acreage in this project area.

Hiawatha Project Area: Pettus and Yegua Formations

  The Hiawatha Project Area is located in Duval County, Texas. The majority of past drilling and production activity occurred in the 1940s, with the most recent well in the area being drilled in the 1970s. Although the area has experienced limited recent exploration due to complex landowner and leasehold owner problems, the Company has leased 11,754 acres and has options on an additional 3,231 acres in this project area. A 23 square mile proprietary 3-D seismic survey was obtained by the Company in August 1996 and is currently being interpreted with multiple prospect leads under evaluation. Three wells were completed in the project area during the fourth quarter of 1996, and an additional well was completed in January 1997. Two additional wells are currently scheduled to be drilled during 1997. The Company has identified at least 10 additional prospects in various stages of development which it has budgeted for drilling in 1997. Some of these wells are dependent upon the results of the first four scheduled wells. The Company has an average 50% working interest and an average 38.5% net revenue interest in the acreage under lease in this project area.

East McFaddin Project Area: Frio Formation

  The East McFaddin Project Area is located in Victoria County, Texas. In 1995, the Company obtained a 40% working interest in a 4,680 acre lease in the project area by agreeing to conduct and pay for a 3-D seismic survey of the project area. Subsequently, the Company expanded its leasehold acreage and purchased options for 1,760 acres. The Company then obtained a partner to fund an approximately 11 square mile 3-D seismic survey in exchange for 50% of the Company's 40% interest. Two successful wells and three dry holes have been drilled on the lease since acquisition of the 3-D seismic data. The two successful wells produced an average of over 1.9 MMcf/d of gas during the third quarter of 1996. The two producing wells are currently awaiting hook-up from a low-pressure to a high-pressure pipeline, in order to increase production rates. The 3-D seismic data was recently reprocessed and four prospects are currently being evaluated and are scheduled to be drilled in 1997. Three additional wells have been budgeted to be drilled in 1997.

Triple "A" Project Area: Frio Formation

  The Triple "A" Project Area involves the redevelopment of a mature field located in San Patricio County, Texas. All of the prospects in this project area are located in the normally pressured Frio trend. In 1995 the Company acquired a 2,230 acre lease in the Triple "A" Project Area by conducting a 13 square mile 3-D seismic survey over the field area. An additional 600 acres has been acquired by the Company to cover what the Company believes to be the prospective areas around the field. The Company has recently drilled and completed the first of two identified prospects. The well is currently producing 470 Mcf/d of gas and 10 Bbls/d of oil net to the Company's interest with net proved reserves of 0.4 Bcf of gas and 7.0 MBbls of oil as of September 30, 1996. Should the Company identify any additional drill sites, it would expect to drill the normally pressured prospects and, like in the Starr-Hidalgo Project Area, it would seek to develop and sell deeper prospects for up-front cash and an after payout working interest. The Company has an average 25% working interest and an average 18.8% net revenue interest in the acreage under lease in this project area.

 MISSISSIPPI

Tallahala Creek Field: Cotton Valley and Smackover Formation

  The Tallahala Creek Field is located in Smith County, Mississippi, and approximately 3,240 acres are under lease. Following acquisition of the field, improvements in operations of producing wells and several recompletions identified by the Company in a detailed petrophysical study of the existing wells resulted in a production increase from 180 Bbls/d of oil at the time of acquisition in November 1994 to 370 Bbls/d of oil during the quarter ended September 30, 1996. As of September 30, 1996, the estimated proved reserves of this field were 1.2 MMBbls of oil and 1.5 Bcf of natural gas. In the fourth quarter of 1995 the Company acquired a 28 square mile 3-D seismic survey over the field. Interpretation of the 3-D data has revealed five prospects within the field. The Company is currently drilling the first of these locations to a depth of approximately 16,200 feet. The Company has an 18% to 23.5% working interest and a 10.6% to 17.4% net revenue interest in the properties in this field.

Quito Prospect: Cotton Valley and Smackover Formation

  The Quito Prospect is located in Wayne County, Mississippi, and approximately 2,760 acres are under lease. The Company identified the prospect using 2-D seismic data and acquired 3-D seismic data in November 1996 to better delineate the prospect. The Company believes the 3-D seismic data indicates a structure that could potentially support four producing wells. The Company has an average 50% working interest and an average 36.3% net revenue interest in the acreage under lease.

 ALABAMA

Barnett Project Area: Smackover Formation

  The Barnett Project Area is located in Escambia County, Alabama, and approximately 578 acres are under lease. A 20 square mile 3-D seismic survey was acquired and interpreted in 1994, resulting in the identification of six prospects in the Smackover Formation. Four of these prospects have been drilled, resulting in the completion of three producing wells. Production from the first two producing wells averaged 730 Bbls/d of oil and 825 Mcf/d of gas during the quarter ended September 30, 1996. The third well began production in the fourth quarter of 1996. The two remaining prospects are scheduled to be drilled during 1997. The Company has an average 18.5% after payout working interest and an average 13.6% after payout net revenue interest in the acreage under lease in this project area.

 LOUISIANA

South Mermentau Field

  The South Mermentau Field is located in Acadia Parish, Louisiana. The Company discovered a new natural gas reservoir in this field by drilling an initial exploration well. A second well was drilled on an offset fault block and was also found to be productive. The field produced approximately 9.8 MMcf/d of natural gas and 575 Bbls/d of oil during the third quarter of 1996. The Company's net estimated proved reserves are 0.8 Bcf of gas and 44 Mbls of oil as of September 30, 1996. The Company is currently attempting to permit a 3-D survey over this project area. The Company has a 15.8% working interest and an 11.3% net revenue interest in its properties in this field.

SIGNIFICANT FULLY DEVELOPED PROPERTIES

  In addition to its exploration project areas, the Company has interests in the following significant development properties. No exploration is expected to be conducted on such properties. The reserve data set forth below for the properties is based on the Ryder Scott Report. There are numerous uncertainties in estimating quantities of proved reserves, including many factors beyond the control of the Company. See "Risk Factors--Uncertainty of Reserve Information and Future Net Revenue Estimates."

South Maurice Field

  South Maurice Field is located in Vermillion Parish, Louisiana, and is the largest single discovery made to date by the Company. The field has produced approximately 80 Bcf of gas since its discovery by the Company in 1987 and was producing 21.4 MMcf/d of gas and 120 Bbls/d of oil as of September 30, 1996. The Company distributed most of its interests in this field to its former equity holders, but still retains a 2.7% working interest and a 2.0% average net revenue interest with proved reserves of 0.4 Bcfe attributable to the Company as of September 30, 1996.

North Excel Field


  The North Excel Field is located in Monroe County, Alabama, and approximately 769 acres are under lease. The North Excel Field was discovered by the Company in November 1994. During 1994, a 3-D seismic survey was acquired and interpreted within the Frisco City Sands and the Norphlet Sands. Four producing wells have been completed in the field, which produced 790 Bbls/d of oil and 4,700 Mcf/d of gas during the quarter ended September 30, 1996 with estimated proved reserves of 188 MBbls of oil and 0.5 Bcf of gas as of September 30, 1996. The Company believes that the North Excel Field is fully drilled and offers the potential for increased reserves solely from operational and engineering improvements. The Company has a 13% after payout working interest in the acreage under lease in this field, with approximately $700,000 remaining until payout as of September 30, 1996.

ESSEX ROYALTY PROPERTIES

  The Company is the managing venturer of two joint ventures (the "Essex Royalty Joint Ventures") that have acquired royalty, overriding royalty, net profits and other non-operating interests with respect to producing and non-producing properties located in Louisiana, Texas, Alabama, Mississippi, New Mexico and Oklahoma.

  Pursuant to the joint venture agreements for the Essex Royalty Joint Ventures, the Company, as managing venturer, receives certain management fees. In addition, after the other participants in each of the two Essex Royalty Joint Ventures receive distributions equivalent to 110% and 111.3%, respectively, of their capital contributions, the Company will receive 40% and 25%, respectively, of the profits, losses and distributions of the Essex Royalty Joint Ventures. As of September 30, 1996, approximately $1.2 million and $2.4 million remained until payout with respect to the two Essex Royalty Joint Ventures. The Company is currently in the process of attempting to cure title defects with respect to a property with accrued revenue in suspense of approximately $325,000 as of September 30, 1996 with respect to the Essex Royalty Joint Venture with $2.4 million remaining until payout. For a more extensive discussion of the joint venture agreements with respect to the Essex Royalty Joint Ventures, see "Certain Transactions--Essex Royalty Joint Ventures."

  From its inception in 1992 through September 30, 1996, in addition to the payment of management fees, the Essex Royalty Joint Ventures made distributions of $2.2 million, all of which, pursuant to the sharing ratios described above, were distributed to the other participants in the Essex Royalty Joint Ventures.

OIL AND NATURAL GAS RESERVES

  The following table sets forth estimated net proved oil and natural gas reserves of the Company and the present value of estimated future pretax net cash flows related to such reserves as of September 30, 1996. The reserve data and the present value as of September 30, 1996 were prepared by Ryder Scott. For further information concerning Ryder Scott's estimate of the proved reserves of the Company at September 30, 1996, see Ryder Scott's letter included as Annex A to this Prospectus. The present value of estimated future net revenues before income taxes was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pretax basis, and is not intended to represent the current market value of the estimated oil and natural gas reserves owned by the Company. For further information concerning the present value of future net revenue from these proved reserves, see Note 9 of Notes to Combined Financial Statements. Also see "Risk Factors--Uncertainty of Reserve Information and Future Net Revenue Estimates."

                                                          PROVED RESERVES
                                                   -----------------------------
                                                   DEVELOPED UNDEVELOPED  TOTAL
                                                   --------- ----------- -------
                                                      (DOLLARS IN THOUSANDS)
   Oil and condensate (MBbls)....................       789        42        831
   Natural gas (MMcf)............................    10,985     2,579     13,564
   Total proved reserves (MMcfe).................    15,719     2,831     18,550
   Present value of estimated future net revenues
    before income taxes(1).......................   $23,024    $2,632    $25,656

--------
(1) The present value of estimated future pretax net cash flows as of September 30, 1996 was determined by using the September 30, 1996 weighted average sales prices of $21.17 per Bbl of oil and $2.01 per Mcf of natural gas. By comparison, the present value of estimated future pretax net cash flows as of December 31, 1995 was determined by using the weighted average sales prices that were being realized as of that date of $17.77 per Bbl of oil and $2.12 per Mcf of natural gas.

  There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth herein represents estimates only. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Furthermore, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including future prices, production levels and costs, that may not prove correct.

  No estimates of proved reserves comparable to those included herein have been included in reports to any federal agency other than the Commission.

  The prices used in calculating the estimated future net revenue attributable to proved reserves do not necessarily reflect market prices for oil and natural gas production subsequent to September 30, 1996. There can be no assurance that all of the proved reserves will be produced and sold within the periods indicated, that the assumed prices will actually be realized for such production or that existing contracts will be honored or judicially enforced.

VOLUMES, PRICES AND OIL & GAS OPERATING EXPENSE

  The following table sets forth certain information regarding the production volumes of, average sales prices received for and average production costs associated with the Company's sales of oil and natural gas for the periods indicated.

                                     YEAR ENDED DECEMBER 31,
                                     -----------------------
                                                             NINE MONTHS ENDED
                                      1993    1994    1995   SEPTEMBER 30, 1996
                                     ------- ------- ------- ------------------
   PRODUCTION:
     Oil and condensate (MBbls).....      26      61      66           81
     Gas (MMcf).....................     457     588     565        1,557
     Total (MMcfe)..................     611     952     959        2,044
   AVERAGE SALES PRICE:
     Oil and condensate ($ per
      MBbl)......................... $ 17.52 $ 17.66 $ 16.43       $19.49
     Gas ($ per MMcf)...............    2.20    1.57    1.70         2.26
     Average Oil & Gas Operating
      Expense ($ per MMcfe)(1)......    0.27    0.32    0.72         0.35

--------
(1) Includes direct lifting costs (labor, repairs and maintenance, materials and supplies), workover costs and the administrative costs of production offices, insurance and property and severance taxes.

FINDING AND DEVELOPMENT COSTS

  The following table sets forth certain information regarding the costs associated with finding, acquiring and developing the Company's proved oil and natural gas reserves.

                                                                       COST TO
                                                                       FIND AND
                                                             RESERVES  DEVELOP
                                                 CAPITALIZED   ADDED     (PER
                                                  COSTS(1)   (MCFE)(2)  MCFE)
                                                 ----------- --------- --------
                                                         (IN THOUSANDS)
      1993......................................   $  555      1,497    $0.37
      1994......................................      935      1,081     0.86
      1995......................................    3,883      7,916     0.49
      1996 (through September 30)...............    3,792      7,071     0.54
                                                   ------     ------
      January 1, 1993 through September 30,
       1996.....................................   $9,165     17,565    $0.52
                                                   ======     ======

--------
(1) Capitalized costs represent all capitalized expenditures of the Company excluding acquisition costs for unproved prospects as shown in the table under the caption "--Development, Exploration and Acquisition Capital Expenditures."
(2) Reserves added equals the extensions and discoveries on an Mcfe basis. See
    Note 8 to the unaudited Combined Financial Statements.

DEVELOPMENT, EXPLORATION AND ACQUISITION CAPITAL EXPENDITURES

  The following table sets forth certain information regarding the capitalized costs incurred in the purchase of proved and unproved properties and in development and exploration activities.

                                                               NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,   SEPTEMBER 30,
                                       ----------------------- -----------------
                                        1993    1994    1995     1995     1996
                                       ------- ------- ------- -------- --------
                                                    (IN THOUSANDS)
      Acquisition Costs:
        Unproved prospects............ $ 2,914 $ 5,497 $ 3,659   $3,695   $3,309
        Proved properties.............       7      26      91       91       36
      Exploration.....................     527     670   2,642    1,122    2,052
      Development.....................      21     238   1,150      297    1,714
                                       ------- ------- ------- -------- --------
          Total capitalized costs..... $ 3,469 $ 6,431 $ 7,542   $5,205   $7,111
                                       ======= ======= ======= ======== ========

DRILLING ACTIVITY

  The following table sets forth the drilling activity of the Company for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996. In the table, "gross" refers to the total wells in which the Company has a working interest and "net" refers to gross wells multiplied by the Company's working interest therein. Wells in which the Company holds a reversionary interest are not included in the following table because such interests had not been earned at the time of drilling. The percentage of the Company's wells in which it holds solely a reversionary interest has decreased in the last two years.

                               YEAR ENDED DECEMBER 31,
                           -------------------------------
                                                               NINE MONTHS
                                                                  ENDED
                             1993      1994       1995     SEPTEMBER 30, 1996
                           --------- --------- ----------- --------------------
                           GROSS NET GROSS NET GROSS  NET    GROSS      NET
                           ----- --- ----- --- ----- ----- --------------------
   Exploratory Wells
     Productive...........    3  .07    4  .09   17   8.66        24      11.92
     Nonproductive........    8  .20    4  .10   12   4.64         9       2.55
                            ---  ---  ---  ---  ---  -----  -------- ----------
       Total..............   11  .27    8  .19   29  13.30        33      14.47
   Development Wells
     Productive...........    1   --    5  .23    5    .20        --         --
     Nonproductive........   --   --   --   --    1    .01         1        .20
                            ---  ---  ---  ---  ---  -----  -------- ----------
       Total..............    1   --    5  .23    6    .21         1        .20

--------
* An additional 1 gross (.004 net) exploratory well drilled in 1996 was awaiting completion at September 30, 1996 and could not yet be classified as productive or nonproductive.

  Since September 30, 1996, the Company has drilled 6 gross productive exploratory wells (3.47 net). The Company is currently drilling or evaluating 1 gross exploratory well (.25 net) and 1 gross development well (.22 net).

PRODUCTIVE WELLS

  The following table sets forth the number of productive oil and natural gas wells in which the Company owned an interest as of September 30, 1996.

                                              COMPANY-
                                              OPERATED      OTHER       TOTAL
                                             ----------- ----------- -----------
                                             GROSS  NET  GROSS  NET  GROSS  NET
                                             ----- ----- ----- ----- ----- -----
      Oil...................................    3   1.66   31   5.57   34   7.23
      Natural gas...........................   19  13.27   32   5.95   51  19.22
                                              ---  -----  ---  -----  ---  -----
          Total.............................   22  14.93   63  11.52   85  26.45

ACREAGE DATA

  The following table sets forth certain information regarding the Company's developed and undeveloped lease acreage as of September 30, 1996. Developed acres refers to acreage within producing units and undeveloped acres refers to acreage that has not been placed in producing units.

                                              DEVELOPED ACRES  UNDEVELOPED ACRES
                                              ---------------- -----------------
                                               GROSS     NET    GROSS     NET
                                              -------- ------- -----------------
      Alabama................................    2,925     157    7,712    1,262
      Louisiana..............................    2,841     315      117       97
      Mississippi............................    2,660      87    6,041      747
      Texas..................................   30,486   7,740   50,512   14,451
                                              -------- ------- -------- --------
          Total..............................   38,912   8,299   64,382   16,557
                                              ======== ======= ======== ========

  Leases covering approximately 11,828 gross (1,754 net), 16,524 gross (5,140 net), 22,707 gross (4,316 net), 1,822 gross (196 net) and 1,604 gross (161 net) undeveloped acres are scheduled to expire in 1996, 1997, 1998, 1999 and 2000, respectively.

  The table does not include 59,562 gross (29,781 net) acres that the Company has a right to acquire pursuant to various seismic option agreements. In addition, the Company is expected to acquire options on an additional 37,900 acres pursuant to various seismic option agreements by December 31, 1997.

MARKETING

  The Company's production is marketed to third parties consistent with industry practices. Typically, oil is sold at the wellhead at field-posted prices and natural gas is sold under contract at a negotiated price based upon factors normally considered in the industry, such as distance from the well to the pipeline, well pressure, estimated reserves, quality of natural gas and prevailing supply/demand conditions.

  The Company's marketing objective is to receive the highest possible wellhead price for its product. The Company is aided by the presence of multiple outlets near its production in the Gulf Coast. The Company takes an active role in determining the available pipeline alternatives for each property based upon historical pricing, capacity, pressure, market relationships, seasonal variances and long-term viability.

  There are a variety of factors which affect the market for oil and natural gas, including the extent of domestic production and imports of oil and natural gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and natural gas, the marketing of competitive fuels and the effects of state and federal regulations on oil and natural gas production and sales. The Company has not experienced any difficulties in marketing its oil and natural gas. The oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers.

  The Company markets its own production where feasible with a combination of market-sensitive pricing and forward-fixed pricing. Forward pricing is utilized to take advantage of anomalies in the futures market and to hedge a portion of the Company's production deliverability at prices exceeding forecast. All of such hedging transactions provide for financial rather than physical settlement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General Overview."

  Despite the measures taken by the Company to attempt to control price risk, the Company remains subject to price fluctuations for natural gas sold in the spot market due primarily to seasonality of demand and other factors beyond the Company's control. Domestic oil prices generally follow worldwide oil prices, which are subject to price fluctuations resulting from changes in world supply and demand. The Company continues to evaluate the potential for reducing these risks by entering into, and expects to enter into, additional hedge transactions in future years. In addition, the Company may also close out any portion of hedges that may exist from time to time as determined to be appropriate by management. As of December 31, 1996, there were no existing hedge positions. Total Mcfs of natural gas purchased and sold under swap arrangements during the nine month period ended September 30, 1996 and the year ended December 31, 1995 were 182,000 Mcf and 62,000 Mcf, respectively. Gains and losses realized by the Joint Venture under such swap arrangements were $5,270 and $(15,720) for the nine month period ended September 30, 1996 and the year ended December 31, 1995, respectively. There was no hedging activity in 1994 or 1993.

COMPETITION

  The Company encounters competition from other oil and natural gas companies in all areas of its operations, including the acquisition of exploratory prospects and proven properties. The Company's competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the oil and natural gas business for a much longer time than the Company. Such companies may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that the Company believes are and will be increasingly important to the current and future success of oil and natural gas companies. The Company's ability to explore for oil and natural gas prospects and to acquire additional properties in the future will be dependent upon its ability to conduct its operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. The Company believes that its technological expertise, its exploration, drilling and production capabilities and the experience of its management generally enable it to compete effectively. Many of the Company's competitors, however, have financial resources and exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete with these companies.

REGULATION

  The availability of a ready market for oil and gas production depends upon numerous factors beyond the Company's control. These factors include regulation of natural gas and oil production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by well or proration unit, the amount of natural gas and oil available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive natural gas well may be "shut-in" because of an oversupply of natural gas or lack of an available natural gas pipeline in the areas in which the Company may conduct operations. State and federal regulations generally are intended to prevent waste of natural gas and oil, protect rights to produce natural gas and oil between owners in a common reservoir, control the amount of natural gas and oil produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies. The following discussion summarizes the regulation of the United States oil and gas industry. The Company believes that it is in substantial compliance with such statutes, rules, regulations and governmental orders, although there can be no assurance that this is or will remain the case. The following discussion is not intended to constitute a complete discussion of the various statutes, rules, regulations and governmental orders to which the Company's operations may be subject.

  REGULATION OF NATURAL GAS AND OIL EXPLORATION AND PRODUCTION. The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled in, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled in and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely primarily or exclusively on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units, and therefore, more difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations may limit the amount of oil and natural gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. The regulatory burden on the oil and gas industry increases the Company's costs of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended and reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

  FEDERAL REGULATION OF SALES AND TRANSPORTATION OF NATURAL GAS. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938 (the "NGA"), the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). Maximum selling prices of certain categories of natural gas sold in "first sales," whether sold in interstate or intrastate commerce, were regulated pursuant to the NGPA. On July 26, 1989, the Natural Gas Wellhead Decontrol Act (the "Decontrol Act") was enacted, which removed, as of not later than January 1, 1993, all remaining federal price controls from natural gas sold in "first sales." The FERC's jurisdiction over natural gas transportation was unaffected by the Decontrol Act.

  Historically, producers typically sold their production to intrastate and interstate pipelines, which then functioned as the wholesalers selling to the local distributors and other end-use customers. However, in April 1992, the FERC issued Order No. 636, a rule designed to restructure the interstate natural gas transportation and marketing system and remove various barriers and practices that have historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of Order No. 636: (a) require that interstate pipelines provide firm and interruptible transportation solely on an "unbundled" basis, separate from their sales service, and convert each pipeline's bundled firm sales service into unbundled firm transportation service; (b) provide for the issuance of blanket certificates to pipelines to provide unbundled sales service, giving all customers a chance to purchase their firm supplies from nonpipeline merchants (see the discussion of Order No. 547 below); (c) require that pipelines provide firm and interruptible transportation service on a basis that is equal in quality for all natural gas supplies, whether purchased from the pipeline or elsewhere; (d) require that pipelines provide new, nondiscriminatory "no-notice" transportation for certain of their traditional sales customers that largely replicates the "bundled" sales service previously provided by pipelines; (e) establish two new generic programs for the reallocation of firm pipeline capacity; (f) require that all pipelines offer access to their storage facilities on a firm and interruptible basis; (g) provide for pregranted abandonment of pipeline sales agreements, interruptible and short-term (defined as one year or less) transportation agreements and conditional pregranted abandonment of long-term transportation service; (h) modify transportation rate design by requiring that all fixed costs related to transportation be recovered through the reservation charge; and (i) provide mechanisms for the recovery by pipelines of certain types of costs likely to occur from implementation of Order No. 636. The restructuring process has been implemented on a pipeline-by-pipeline basis through negotiations in individual pipeline proceedings. All of the interstate pipelines have filed their Order No. 636 compliance plans with the FERC and most have had those plans approved, subject to certain conditions and subject to appeals to the reviewing court respecting various issues. Since the issuance of Order No. 636, the FERC has issued two orders making relatively minor modifications to Order No. 636. Numerous parties have filed for judicial review of Order No. 636 as well as for judicial review of the FERC's orders approving restructuring plans for various individual pipelines. The United States Court of Appeals for the District of Columbia Circuit (the "Court") recently issued its decision in the appeal of Order No. 636. The Court largely upheld the basic tenets of Order No. 636, including the requirements that interstate pipelines "unbundle" their sales of gas from transportation and that pipelines provide open-access transportation on a basis that is equal for all gas supplies. The Court remanded five relatively narrow issues for further explanation by the FERC. In doing so, the Court made it clear that the FERC's existing rules on the remanded issues would remain in effect pending further consideration. The Court's decision is still subject to rehearing and parties could potentially petition for writ of certiorari to the United States Supreme Court. It is not possible to predict what effect, if any, the ultimate outcome of this judicial review process or the other appeals still pending in individual pipeline restructuring proceedings will have on the FERC's open-access regulations or on the Company.

  For decades, the principal methodology used to set pipeline rates has been based on the actual cost to provide that service. In recent years, regulators have concluded that sufficient competition may exist in certain markets to allow a relaxation of this historic approach. In January 1996, the FERC issued a statement of policy and a request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology to establish the rates interstate pipelines may charge for their services. The policy statement articulates the criteria that the FERC will use to evaluate proposals to charge market-based rates for the transportation of natural gas. The policy statement also provides that the FERC will consider proposals for negotiated rates for individual shippers of natural gas, so long as a cost-of-service-based rate is available to the customer to protect against abuse. The FERC requested comments on whether it should allow gas pipelines the flexibility to negotiate the terms and conditions of transportation service with prospective shippers. The Company cannot predict what further action the FERC will take on these matters; however, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers, gatherers and marketers with which it competes.

  The FERC recently issued a notice of proposed rulemaking ("NOPR") pursuant to which it proposes to substantially revise its regulations regarding releases of firm interstate pipeline capacity. In the NOPR, the FERC proposes to (i) require pipelines to have comparable procedures for capacity release transactions and interruptible transportation transactions; (ii) allow replacement shippers to release capacity in segments and change primary receipt and delivery points; (iii) eliminate the requirement to bid on release transactions; and (iv) lift the price cap for released capacity, interruptible transportation, and short-term firm pipeline capacity in markets where the shipper or the pipeline demonstrates a lack of market power. Simultaneously with the issuance of the NOPR, the FERC issued an order establishing an experimental pilot program that would implement certain provisions of the NOPR during the 1996-97 winter heating season. The FERC intends the pilot programs to help in determining whether the criteria in the NOPR is indicative of a lack of market power. The Company cannot predict what further action the FERC will take on these matters; however, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers, gatherers and marketers with which it competes.

  In May 1995, the FERC issued a policy statement on how interstate gas pipelines can recover the costs of new pipeline facilities. While this policy statement affects the Company only indirectly, in its present form the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals. However, requests for rehearing of this policy statement are currently pending. The Company cannot predict what action the FERC will take on these requests.

  Commencing in May 1994, the FERC issued a series of orders in individual cases that delineate a new gathering policy in light of the interstate pipeline industry's restructuring under Order No. 636. As a general matter, gathering is exempt from the FERC's jurisdiction; however, the courts have held that where the gathering is performed by the interstate pipelines in association with the pipeline's jurisdictional transportation activities, the FERC retains regulatory control over the associated gathering services to prevent abuses. Among other matters, the FERC slightly narrowed its statutory tests for establishing gathering status and reaffirmed that, except in situations in which the gatherer acts in concert with an interstate pipeline affiliate to frustrate the FERC's transportation policies, the FERC does not generally have jurisdiction over natural gas gathering facilities and services. In the FERC's opinion, such facilities and services are more properly regulated by state authorities. In addition, the FERC has approved several transfers proposed by interstate pipelines of gathering facilities to unregulated independent or affiliated gathering companies. Certain of the FERC's orders delineating its new gathering policy recently were the subject of an opinion issued by the Court. That opinion generally upheld the FERC's policy of approving the interstate pipeline's proposed "spindown" of its gathering facilities to an unregulated affiliate company, but reversed and remanded to the FERC that portion of the FERC's orders imposing so-called "default contracts" by which the unregulated affiliate was obligated to continue existing gathering services to customers under "default contracts" for up to two years after spindown. It remains unclear whether the FERC will attempt to reimpose such conditions or will otherwise act in response to producer requests for additional protection against perceived monopolistic action by pipeline-related gatherers. In addition, in February 1996, the FERC issued a policy statement that, among other matters, reaffirmed, with some clarifications, its long-standing test for determining whether particular pipeline facilities perform a jurisdictional transmission function or non jurisdictional gathering function. While changes to the FERC's gathering policy affect the Company only indirectly, such changes could affect the price and availability of capacity on certain gathering facilities, and thus access to certain interstate pipelines, which, in turn, could affect the price of gas at the wellhead and in markets in which the Company competes. However, the Company does not believe that it will be affected by these changes to the FERC's gathering policy materially differently than other natural gas producers with which it competes.

  In December 1992, the FERC issued Order No. 547, governing the issuance of blanket marketer sales certificates to all natural gas sellers other than interstate pipelines. The order applies to non-first sales that remain subject to the FERC's NGA jurisdiction. Among other things, the order eliminates the need for natural gas producers and marketers to seek specific authorization under Section 7 of the NGA from the FERC to make sales of natural gas for resale. Instead, effective January 7, 1993, these natural gas sellers, by operation of the order, were issued blanket certificates of public convenience and necessity allowing them to make jurisdictional natural gas sales for resale at negotiated rates without seeking specific FERC authorization, thus allowing such sellers to compete with sellers making deregulated first sales. The FERC intends Order 547, in tandem with Order No. 636, to foster a competitive market for natural gas by giving natural gas purchasers access to multiple supply sources at market-driven prices. Order No. 547 may increase competition in markets in which the Company's natural gas is sold.

  In October 1992, the Energy Policy Act of 1992 was enacted. This Act streamlined the permitting process necessary to import Canadian natural gas and altered the treatment of such gas under the NGPA, eliminating the FERC's jurisdiction over the price of non-pipeline sales of natural gas imported from Canada. Canadian natural gas imports still require import authorizations from the Department of Energy's Office of Fossil Energy under Section 3 of the NGA and construction and siting authorizations, where applicable, from the FERC. These changes could enhance the ability of Canadian producers to export natural gas to the United States and increase competition in the domestic natural gas market.

  Commencing in October 1993, the FERC has modified its regulation of oil pipeline rates and services in order to comply with the Energy Policy Act of 1992. That Act mandated the FERC to streamline oil pipeline ratemaking by abandoning its old, cumbersome procedures. It also grandfathered certain existing rates. To respond to the statute, the FERC issued a series of rules (Order Nos. 561 and 561-A) establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows or may require pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995. The FERC's decision in these matters was recently affirmed by the Court. The Company is not able at this time to predict the effects of Order Nos. 561 and 561-A, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

  Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

  OIL PRICE CONTROLS AND TRANSPORTATION RATES. Sales of crude oil, condensate and gas liquids by the Company are not currently regulated and are made at market prices. The FERC has issued an order establishing an indexing system for transportation rates for oil that could increase the cost of transporting oil to the purchaser. Because this order is subject to administrative and judicial review, the Company is not able to predict what effect, if any, this order will have on it.

  ENVIRONMENTAL REGULATIONS. The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection.

Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stricter environmental legislation and regulations could continue. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes environmental protection requirements that result in increased costs to the oil and gas industry in general, the business and prospects of the Company could be adversely affected.

  The Company generates wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, certain wastes generated by the Company's oil and natural gas operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes," and therefore be subject to more rigorous and costly operating and disposal requirements.

  The Company currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company believes that it has utilized good operating and waste disposal practices, prior owners and operators of these properties may not have utilized similar practices, and, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

  The Company's operations may be subject to the Clean Air Act ("CAA") and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from the operations of the Company. The EPA and states have been developing regulations to implement these requirements. The Company may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing other air emissionrelated issues. However, the Company does not believe its operations will be materially adversely affected by any such requirements.

  Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control, countermeasure and response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990, as amended ("OPA"), contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. The OPA subjects owners of facilities to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The OPA also requires owners and operators of offshore facilities that could be the source of an oil spill into waters of the United States, including wetlands, to post a bond, letter of credit or other form of financial assurance in the amount of $35 million, subject to later increase to as much as $150 million if a formal risk assessment indicates that the increase is warranted, to cover costs that could be incurred by governmental authorities in responding to an oil spill. In addition to OPA, other federal and state laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. Regulations are currently being developed under OPA and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on the Company. In addition, the CWA and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas. With respect to certain of its operations, the Company is required to maintain such permits or meet general permit requirements. The EPA recently adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an EPA general permit. The Company believes that it will be able to obtain, or be included under, such permits, where necessary, and minor modifications to existing facilities and operations that would not have a material effect on the Company.

  The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

  The Company also is subject to a variety of federal, state and local permitting and registration requirements relating to protection of the environment. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse effect on the Company.

OPERATING HAZARDS AND INSURANCE

  The oil and natural gas business involves a variety of operating risks, including the risk of fire, explosion, blow-out, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations.

  In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. The Company's insurance does not cover business interruption or protect against loss of revenues. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect the Company's financial condition and operations.

TITLE TO PROPERTIES

  The Company believes it has satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and natural gas industry. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition (other than a preliminary review of local records). Investigations, including a title opinion of local counsel, are generally made before commencement of drilling operations. The Revolving Credit Facility is secured by substantially all of the Company's oil and natural gas properties.

EMPLOYEES

  At September 30, 1996, the Company had approximately 27 full-time and three part-time employees, primarily professionals, including five geologists/geophysicists, two data visualization geoscientists and two engineers. The Company believes that its relationships with its employees are good. None of the Company's employees are covered by a collective bargaining agreement. From time to time, the Company utilizes the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well site surveillance, permitting and environmental assessment. Field and on-site production operation services, such as pumping, maintenance, dispatching, inspection and testing, are generally provided by independent contractors.

LEGAL PROCEEDINGS

  From time to time the Company is a party to various legal proceedings arising in the ordinary course of business. The Company is not currently a party to any litigation that it believes could have a material adverse effect on the financial position of the Company.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

  Following the completion of the Combination Transactions and this Offering, the officers, directors and key employees of the Company will be substantially the same as those of Old Edge, immediately prior to such events. The following table sets forth certain information with respect to directors, executive officers and certain employees of the Company, together with their ages (as of January 1, 1997) and positions:

                                                                         DIRECTOR'S
                                                                            TERM
          NAME           AGE                  POSITION                     ENDING
          ----           ---                  --------                   ----------
Executive Officers and
 Directors:
 John E. Calaway........  39 Chief Executive Officer and Chairman of the    2000
                              Board
 James D. Calaway.......  39 President and Director                         2000
 Michael G. Long........  44 Chief Financial Officer
 Richard S. Dale........  41 Controller, Treasurer and Secretary
 Vincent Andrews........  56 Director                                       1999
 David B. Benedict......  57 Director                                       1999
 Nils P. Peterson.......  60 Director                                       1999
 Stanley S. Raphael.....  61 Director                                       1998
 John Sfondrini.........  48 Director                                       2000
 Robert W. Shower.......  59 Director*                                      1998
Other Key Employees:
 David L. Blake.........  35 Director of Exploration
 Mark J. Gabrisch.......  36 Director of Land
 John O. Hastings, Jr...  36 Director of Exploration
 John O. Tugwell........  33 Director of Production Engineering

--------
*Mr. Shower will become a director of the Company following the completion of this Offering.

  The Company's Board of Directors is divided into three classes with staggered terms of office, initially ending as set forth above. Thereafter, the term for each class will expire on the date of the third annual stockholders' meeting for the election of directors following the most recent election of directors for such class. Each director holds office until the next annual meeting of stockholders for the election of directors of his class and until his successor has been duly elected and qualified. The 1997 Annual Meeting of Stockholders will be held prior to the completion of this Offering. Officers serve at the discretion of the Board of Directors.

  The Board of Directors will have three standing committees: the Audit Committee, the Compensation Committee and the Nominating Committee.

  JOHN E. CALAWAY is the Chief Executive Officer and Chairman of the Board of the Company. He was a founder of the predecessor of Old Edge and has served as the Chief Executive Officer and Chairman of the Board of Old Edge or its predecessor since 1986. Mr. John E. Calaway has more than 20 years of experience in the oil and natural gas exploration and production business.

  JAMES D. CALAWAY is the President and a director of the Company. He served as a director of Old Edge since April 1991. Since January 1994, Mr. James D. Calaway has served as Special Advisor to Old Edge. From 1989 to January 1994, Mr. James D. Calaway was primarily engaged in the organization and capitalization of several high technology companies, including The Forefront Group, Inc. Prior thereto, he served as Vice President of Business Development for Space Industries International, Inc., a company he co-founded in 1982 that develops, fabricates, integrates and operates spacecraft and spaceflight equipment. Mr. James D. Calaway received a B.A. in Economics from the University of Texas and an M.A. in Politics, Philosophy and Economics from Oxford University.

  MICHAEL G. LONG is the Chief Financial Officer of the Company and has held this position since December 1996. Mr. Long served as Vice President--Finance of W&T Offshore, Inc., an oil and gas exploration and production company, from July 1995 to December 1996. From May 1994 to July 1995, he served as Vice President of the Southwest Petroleum Division for Chase Manhattan Bank, N.A. Prior thereto, he served in various capacities with First National Bank of Chicago, most recently that of Vice President and Senior Corporate Banker of the Energy and Transportation Department, from March 1992 to May 1994. Mr. Long received a B.A. in Political Science and an M.S. in Economics from the University of Illinois.

  RICHARD S. DALE is the Controller, Treasurer and Secretary of the Company. He has held the same positions with Old Edge and its predecessor since 1986. Prior thereto, Mr. Dale was a Senior Accountant at the public accounting firm of Kares & Cihlar and a staff accountant with Texaco Inc. He is a Certified Public Accountant, a member of the American Institute of Certified Public Accountants and holds a B.B.A. in Accounting from the University of Mississippi.

  VINCENT ANDREWS is a director of the Company and has served as a director of Old Edge since April 1991. Mr. Andrews has, for more than five years, served as President of Vincent Andrews Management Corporation, a privately held investment company primarily involved in personal financial management. He received a B.S. in Business Administration from Georgetown University. In 1994, Mr. Andrews and Vincent Andrews Management Corporation, a company of which Mr. Andrews is the President, each filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code.

  DAVID B. BENEDICT is a director of the Company. He was appointed a director of Old Edge in March 1995, and has been an active investor in Old Edge and its predecessor since 1983. Since 1987, Mr. Benedict has served as Managing Director of Capital Markets for First Albany Corporation, an investment banking and brokerage firm. Prior thereto, he served in various capacities with other investment banking firms, including Dillon Read & Company, Bear Stearns Companies Inc. and Oppenheimer Capital L.P. Mr. Benedict holds a B.A. and a B.S. in Metallurgical Engineering from Lehigh University.

  NILS P. PETERSON is a director of the Company and has served as a director of Old Edge since March 1995. Since January 1991 he has been primarily engaged as a private investor and formerly served as a director of the Eastern Bancorp, Inc. and the Boston Mutual Life Insurance Co. Prior thereto, he was Chief Investment Officer of the Harvard Management Company, investment manager of the Harvard University endowment funds.

  STANLEY S. RAPHAEL is a director of the Company and has served as a director of Old Edge since April 1991. For more than five years, Mr. Raphael has been primarily engaged as a private investor and is presently a director of American Polymers Inc., a polystyrene manufacturer, Big City Bagels Inc., a publicly held bagel store franchisor, and Trade Consultants, Inc., a management consulting firm. Previously, he was active in trading crude oil, petroleum products, LPG, petrochemicals, and plastics worldwide. Mr. Raphael received a B.B.A. in Foreign Trade and Economics from the City College of New York.

  JOHN SFONDRINI is a director of the Company and has served as a director of Old Edge or its predecessor since 1986, when he arranged for the capitalization of the Joint Venture's predecessor. For more than five years, he has managed various general and limited partnerships that invest primarily in the oil and natural gas industry. He holds a B.S. in Economics from the Wharton School of Finance. Mr. Sfondrini and Napamco, Ltd. ("Napamco"), a corporation wholly owned by Mr. Sfondrini of which he is the President, are the general partners of certain partnerships that are affiliates of Old Edge.

  ROBERT W. SHOWER will become a director of the Company following the completion of this Offering. Mr. Shower served as Executive Vice President and Chief Financial Officer of Seagull Energy Corporation, an oil and gas exploration, development and production company, from December 1993 until his retirement in April 1996. From March 1992 to December 1993, he served as such company's Senior Vice President. From 1991 to 1992, Mr. Shower served as Senior Vice President, Corporate Development for Albert Fisher, Inc., a company engaged in produce distribution. Prior thereto, he served as Senior Vice President and Chief Financial Officer of Ameriserv. Mr. Shower also serves as a director of Lear Corporation and Highlands Insurance Group, Inc.

  There are no family relations, of first cousin or closer, among the Company's directors or executive officers, by blood, marriage or adoption, except that Mr. John E. Calaway and Mr. James D. Calaway are twin brothers.

OTHER KEY EMPLOYEES

  DAVID L. BLAKE is a Director of Exploration for the Company and served as a geophysicist/geologist with Old Edge since July 1989. From 1984 to July 1989, he held the position of geophysicist for Mobil Exploration and Production Company. Mr. Blake holds a B.S. in Geophysics from Texas A&M University.

  MARK J. GABRISCH is the Director of Land for the Company. Since November 1994, he served in a similar capacity with Old Edge. From 1985 to October 1994, he was a land man, most recently a Senior Land man, for Shell Oil Company. Mr. Gabrisch holds a B.S. in Petroleum Land Management from the University of Houston.

  JOHN O. HASTINGS, JR. is a Director of Exploration for the Company and served in a similar capacity with Old Edge since February 1994. From 1984 to February 1994, he was an exploration geologist with Shell Oil Company, serving as Senior Geologist before his departure. Mr. Hastings holds a B.A. from Dartmouth in Earth Sciences and an M.S. in Geology from Texas A&M University.

  JOHN O. TUGWELL is the Director of Production Engineering for the Company and served as Senior Petroleum Engineer of Old Edge since May 1995. From 1986 to May 1995, he held various reservoir/production engineering positions with Shell Oil Company, most recently that of Senior Reservoir Engineer. Mr. Tugwell holds a B.S. in Petroleum Engineering from Louisiana State University. Mr. Tugwell is a registered Professional Engineer in the State of Texas.

DIRECTOR COMPENSATION

  Directors who are employees of the Company are not entitled to receive additional compensation for serving as directors. Following this Offering, each director who is not an employee of the Company or a subsidiary (a "Nonemployee Director") will receive, subject to attending a minimum of three Board meetings per year, an annual retainer of $10,000 to be paid 50% in cash and 50% in shares of restricted Common Stock (the "Director Restricted Stock") pursuant to the Incentive Plan of Edge Petroleum Corporation (the "Incentive Plan"). The Director Restricted Stock will vest ratably, subject to continued service as a director, over three years beginning on the first anniversary of the date of grant. Each Nonemployee Director shall receive a $1,000 cash payment for in-person attendance at a meeting of the Board of Directors ($400 if such attendance is telephonic) and $400 for each meeting of a Committee of the Board of Directors attended (whether in-person or telephonic). All directors will be reimbursed for out-of-pocket expenses incurred in attending meetings of the Board or Board committees and for other expenses incurred in their capacity as directors. In addition, Nonemployee Directors will receive options for the purchase of Common Stock pursuant to the Incentive Plan. See "--Incentive Plans--Incentive Plan."

OFFICER AND DIRECTOR INDEMNIFICATION

  The Company's Bylaws provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Delaware General Corporation Law. The Bylaws include related provisions meant to facilitate the indemnitee's receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken; and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined therein). The Company intends to enter into indemnification agreements with its directors and officers that provide for similar protections. In addition, the Company expects to purchase directors' and officers' liability insurance policies that will take effect upon the closing of this Offering.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning the compensation provided by Old Edge to its Chief Executive Officer and each of the other persons that will serve as executive officers of the Company who earned more than $100,000 in combined salary and bonus from Old Edge during the year ended December 31, 1995 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                   ANNUAL
                                              COMPENSATION(1)
                                              ----------------    ALL OTHER
         NAME AND PRINCIPAL POSITION           SALARY   BONUS  COMPENSATION(2)
         ---------------------------          -------- ------- ---------------
John E. Calaway.............................. $322,666      --     $48,124
Chief Executive Officer and Chairman of the
Board
James D. Calaway.............................  150,000      --      30,302
Special Advisor(3)
Richard S. Dale..............................   90,000 $10,000      32,535
Controller, Treasurer and Secretary

--------
(1) Other annual compensation for the named individuals during 1995 did not exceed the lesser of $50,000 or 10% of the annual compensation earned by such individual.
(2) Represents the value of overriding royalty interests granted in 1995 in respect of certain arrangements described under "--Other Compensatory Arrangements" and in the case of Mr. John E. Calaway, $1,180 paid by Old Edge for life insurance premiums. Substantially all of such overriding royalty interests were sold shortly after the grant thereof. Accordingly, such valuation is based primarily on the proceeds received from the sales of such interests, and in cases where such interests have not been sold, on sales of comparable interests.
(3) Mr. James D. Calaway served as Special Advisor of Old Edge during fiscal 1995. He currently serves as President of the Company.

  No options were granted to any of the Named Executive Officers in 1995 pursuant to the Edge Petroleum Corporation 1994 Incentive Stock Option Plan (the "Old Edge Plan"). In connection with the Combination Transactions, all options previously granted under the Old Edge Plan will be converted into options for the purchase of Common Stock. See "--Incentive Plans--Old Edge Plan." The following table summarizes the number and value of the outstanding options granted under the Old Edge Plan with respect to the Named Executive Officers, adjusted for such conversion into options for the purchase of Common Stock. None of the Named Executive Officers exercised any stock options during 1995. There are no outstanding stock appreciation rights, shares of restricted stock or long-term incentive plans with respect to Old Edge.

                        1995 YEAR-END OPTION/SAR VALUES

                         NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                               OPTIONS AT            IN-THE-MONEY OPTIONS AT
                           DECEMBER 31, 1995            DECEMBER 31, 1995
NAME                  EXERCISABLE/UNEXERCISABLE(1) EXERCISABLE/UNEXERCISABLE(2)
----                  ---------------------------- ----------------------------
John E. Calaway......                 --                            --
James D. Calaway.....           48,922/0                   $582,661/--
Richard S. Dale......           48,922/0                   $682,951/--

--------
(1) Represents the number of shares of Common Stock that may be issued pursuant to options outstanding at December 31, 1995 that will be assumed by the Company from Old Edge in connection with the Combination Transactions.
(2) Prior to this Offering, there was no public market for common stock of Old Edge and, therefore, the value of each unexercised in-the-money stock option is calculated as the difference between an estimated initial public offering price of $16.00 per share and the exercise price of the stock option, as adjusted for the conversion of shares of common stock of Old Edge into shares of Common Stock. See "--Incentive Plans--Old Edge Plan."

EMPLOYMENT AGREEMENTS

  Prior to the completion of this Offering, the Company expects to enter into employment agreements with each of Mr. John E. Calaway and Mr. James D. Calaway. The following summary of these agreements, which will be effective on the closing of this Offering, does not purport to be complete and is qualified by reference to them, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Each of these agreements provides for an annual base salary in an amount not less than $295,000 in the case of Mr. John E. Calaway and $200,000 in the case of Mr. James D. Calaway and entitles the employee to participate in all the Company's compensation plans (as defined) in which other executive officers of the Company participate. The agreement for Mr. John E. Calaway's employment provides for the award of an annual cash bonus of $55,000 if the Company's audited annual net cash flow increases by 15% or more relative to the audited net cash flow of the prior calendar year, which bonus will be increased by $50,000 to $105,000 if such increase in audited net cash flow is 25% or more. The agreements of each of Mr. John E. Calaway and Mr. James D. Calaway provide for restricted stock awards pursuant to the Incentive Plan of (a) 66,823 and 58,470 shares of Common Stock, respectively, that will vest ratably over five years beginning on the first anniversary of the date of grant and (b) 66,822 and 58,470 shares of Common Stock, respectively (together, the "Performance Shares"), that will vest on the earlier to occur of ten years or the achievement of certain performance milestones. If the average closing price per share for the Common Stock for the month of December for any given year, as compared with the month of January for that same year (the "Annual Growth"), has increased by 25% or more, then 20% of the Performance Shares will vest. If the Annual Growth for a particular year is not at least 25% and as a result none of the Performance Shares vest for such year (a "Nonachieving Year"), then a deficit equal to 25% less the Nonachieving Year Annual Growth shall exist. In the year subsequent to a Nonachieving Year, an additional 20% of the Performance Shares will vest if the Annual Growth for such subsequent year is at least 25% plus the deficit of the Nonachieving Year. Upon completion of this Offering, Mr. John E. Calaway and Mr. James D. Calaway will also each receive option grants, pursuant to the Incentive Plan, to purchase 133,645 and 116,940 shares of Common Stock, respectively. See "--Incentive Plans--Incentive Plan." Each of the Employment Agreements has an initial five-year term provided that beginning at the end of the second year of such initial term and every anniversary thereafter, the term of each such employment agreement will automatically be extended for one year, such that the remaining term of the agreement shall never be less than three years. Each agreement is subject to the right of the Company and the employee to terminate the employee's employment at any time. Upon termination of employment on account of death, disability or if employment is terminated by the Company without cause (as defined) or by the employee subsequent to a change of control (as defined) or with good reason (as defined), the employee will be entitled to (i) payment(s) equal to his annual base salary and, in the case of Mr. John E. Calaway his cash bonuses (in the case of performance bonuses, payment shall be made in the amount of the projected bonus for subsequent periods based on the average of the applicable performance measure for the prior two years), for the remainder of the term of the applicable agreement,
(ii) continued participation in all the Company's compensation plans (other than the granting of new awards under the Incentive Plan or any other performance-based plan) and (iii) the immediate vesting of any stock options or restricted stock previously granted to such employee and outstanding as of the time immediately prior to the date of his termination. Each agreement provides that the Company will provide a $2 million term life insurance policy for the employee.

  The Company has entered into an employment agreement with Mr. Michael Long. The following summary of that agreement does not purport to be complete and is qualified by reference to it, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The agreement provides for an annual base salary in an amount not less than $125,000 and entitles Mr. Long to participate in all the Company's incentive, savings, retirement and welfare benefit plans. Such annual base salary is subject to increase to $150,000 as of July 1, 1997 if this Offering is completed and certain specified objectives relating to investor relations, risk management and employee benefits administration are completed. Mr. Long is entitled to an annual bonus of up to 50% of his base salary, to be paid approximately 25% in cash and 75% in shares of Common Stock, which bonus shall be based on the achievement of the Company's annual performance goals with respect to increases in per share reserves and audited annual net cash flow per share. The agreement provides that Mr. Long receive an option for the purchase of 33,411 shares of Common Stock upon completion of the Offering, pursuant to the Incentive Plan. See "--Incentive Plans--Incentive Plan." Mr. Long's employment agreement has an automatically renewing two-year term. The agreement is subject to the right of the Company and Mr. Long to terminate his employment at any time. Upon termination of employment on account of disability or if employment is terminated by the Company without cause (as defined) or by Mr. Long subsequent to a change of control (as defined) or with good reason (as defined), Mr. Long will be entitled to (i) payments(s) equal to his annual base salary for the remainder of the term of the applicable agreement and (ii) the immediate vesting of any stock options or restricted stock previously granted to him and outstanding as of the time immediately prior to the date of his termination. Upon termination on account of death, the Company shall be obligated to pay, in addition to any accrued benefits, an amount equal to one-half of his annual base salary.

  Each of the employment agreements of Messrs. John E. Calaway, James D. Calaway and Michael G. Long described above provides that the employee shall not divulge any of the Company's confidential information, knowledge or data following the termination of employment. Each agreement provides for a covenant limiting competition with the Company during employment with the Company, and, if the employment ends by reason of the employee terminating his employment for other than good reason or disability, for two years thereafter in the case of each of Messrs. John E. Calaway and James D. Calaway, and for one year thereafter in the case of Mr. Long.

  Old Edge and Mr. John E. Calaway entered into an employment agreement as of April 1991 that expired in April 1996. This agreement will be superseded by the new employment agreement described above. Such agreement provided that Mr. John
E. Calaway was to receive base compensation of at least $295,000 per year, subject to automatic upward adjustment based on certain price index changes and discretionary upward adjustment upon the vote of two-thirds of the board of directors of Old Edge. Pursuant to such agreement, Mr. John E. Calaway was also entitled to receive a .3% overriding royalty interest in new prospects of Old Edge or the Joint Venture during the term of the agreement. Such overriding royalty interest was assigned to Mr. John E. Calaway as described under "-- Other Compensatory Arrangements." The agreement also provides that Old Edge will provide at its expense a $1 million life insurance policy payable to Mr. John E. Calaway or his designated beneficiaries.

INCENTIVE PLANS

  Incentive Plan. Prior to the completion of this Offering, the Company expects to adopt the Incentive Plan. The objectives of the Incentive Plan are to (i) attract and retain the services of key employees, qualified independent directors and qualified consultants and other independent contractors and (ii) encourage the sense of proprietorship in and stimulate the active interest of those persons in the development and financial success of the Company by making awards ("Awards") designed to provide participants in the Incentive Plan with proprietary interest in the growth and performance of the Company.

  The Company plans to reserve 1,000,000 shares of Common Stock for use in connection with the Incentive Plan. Persons eligible for Awards are (i) employees holding positions of responsibility with the Company or any of its subsidiaries and whose performance can have a significant effect on the success of the Company, (ii) Nonemployee Directors and (iii) certain nonemployee consultants and other independent contractors providing, or who will provide, services to the Company or any of its subsidiaries.

  The Compensation Committee of the Company's Board of Directors (the "Committee") will administer the Incentive Plan. With respect to Awards to employees and independent contractors, the Committee has the exclusive power to administer the Incentive Plan, to take all actions specifically contemplated thereby or necessary or appropriate in connection with the administration thereof, to interpret the Incentive Plan and to adopt such rules, regulations and guidelines for carrying out its purposes as the Committee may deem necessary or proper in keeping with the objectives of such plan. With respect to Awards to employees and independent contractors, the Committee may, in its discretion, among other things, extend or accelerate the exercisability of, accelerate the vesting of or eliminate or make less restrictive any restrictions contained in any Award, waive any restriction or other provision of the Incentive Plan or in any Award or otherwise amend or modify any Award in any manner that is either (i) not adverse to that participant holding the Award or (ii) consented to by that participant. The Committee also may delegate to the chief executive officer and other senior officers of the Company its duties under the Incentive Plan.

  The Board of Directors may amend, modify, suspend or terminate the Incentive Plan for the purpose of addressing any changes in legal requirements or for any other lawful purpose, except that (i) no amendment or alteration that would adversely affect the rights of any participant under any Award previously granted to such participant shall be made without the consent of such participant and (ii) no amendment or alteration shall be effective prior to its approval by the stockholders of the Company to the extent such approval is then required pursuant to Rule 16b-3 in order to preserve the applicability of any exemption provided by such rule to any Award then outstanding (unless the holder of such Award consents) or to the extent stockholder approval is otherwise required by applicable legal requirements. The Board of Directors may make certain adjustments in the event of any subdivision, split or consolidation of outstanding shares of Common Stock, any declaration of a stock dividend payable in shares of Common Stock, any recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, any adoption by the Company of any plan of exchange affecting the Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends).

  Awards to employees and independent contractors may be in the form of (i) rights to purchase a specified number of shares of Common Stock at a specified price ("Options"), (ii) rights to receive a payment, in cash or Common Stock, equal to the fair market value or other specified value of a number of shares of Common Stock on the rights exercise date over a specified strike price,
(iii) grants of restricted or unrestricted Common Stock or units denominated in Common Stock, (iv) grants denominated in cash and (v) grants denominated in cash, Common Stock, units denominated in Common Stock or any other property which are made subject to the attainment of one or more performance goals ("Performance Awards"). An Option may be either an incentive stock option ("ISO") that qualifies, or a nonqualified stock option ("NSO") that does not qualify, with the requirements of Section 422 of the Code; provided, that independent contractors cannot be awarded ISOs. The Committee will determine the employees and independent contractors to receive Awards and the terms, conditions and limitations applicable to each such Award, which conditions may, but need not, include continuous service with the Company, achievement of specific business objectives, attainment of specified growth rates, increases in specified indices or other comparable measures of performance. Performance Awards may include more than one performance goal, and a performance goal may be based on one or more business criteria applicable to the grantee, the Company as a whole or one or more of the Company's business units and may include any of the following: increased revenue, net income, stock price, market share, earnings per share, return on equity or assets or decrease in costs.

  On the date this Offering closes, Options under the Incentive Plan will be granted to approximately 16 employees of the Company to purchase a total of approximately 350,000 shares of Common Stock at an exercise price per share equal to the initial public offering price per share set forth on the cover page of this Prospectus. These awards include options to be granted to Messrs. John E. Calaway, James D. Calaway, Michael G. Long and Richard S. Dale to purchase 133,645, 116,940, 33,411 and 16,706 shares of Common Stock, respectively. All such options will have a term of ten years and become exercisable in cumulative annual increments of one-fifth of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant.

  On the date this Offering closes, each of the current Nonemployee Directors:
Messrs. Andrews, Benedict, Peterson, Raphael and Sfondrini, automatically will be granted NSOs (based on years of service) to purchase 8,000, 2,000, 2,000, 8,000 and 8,000 shares of Common Stock, respectively. In addition, on the first business day following the date on which each annual meeting of the Company's stockholders is held, each Nonemployee Director then serving will automatically be granted NSOs to purchase 3,000 shares of Common Stock. Any person who first becomes a Nonemployee Director on or after the date this Offering closes automatically will be granted, on the date of his or her election, NSOs to purchase 5,000 shares of Common Stock. Consequently, on the date this Offering closes, Mr. Shower will be granted NSOs to purchase 5,000 shares of Common Stock. Each NSO granted to Nonemployee Directors will (i) have a ten year term,
(ii) have an exercise price per share equal to the fair market value of a Common Stock share on the date of grant (the initial public offering price in the case of NSOs granted on the closing of this Offering) and (iii) become exercisable in cumulative annual increments of one-fifth of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant. If a Nonemployee Director resigns from the Board without the consent of a majority of the other directors, such director's NSOs may be exercised only to the extent they were exercisable on the resignation date.

  The foregoing description summarizes the principal terms and conditions of the Incentive Plan, does not purport to be complete and is qualified in its entirety by reference to the Incentive Plan, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  401(K) Plan. Following the completion of this Offering, the Company expects to adopt a 401(k) Employee Savings Plan (the "401(k) Plan") for its employees. The following describes possible terms of such plan; however, the decision to adopt any such plan and the terms thereof will be in the discretion of the Compensation Committee and the Board of Directors, and, if adopted, may differ from that described below. Under the 401(k) Plan, eligible employees will be permitted to defer receipt of up to 15% of their compensation (subject to certain limitations imposed under the Internal Revenue Code of 1986, as amended (the "Code")). The 401(k) Plan is expected to provide that a discretionary match of employee deferrals may be made by the Company in cash. Pursuant to the 401(k) Plan, the Company currently expects to elect to match 50% of the first 6% of employee deferral, with the Company's contribution not to exceed $9,000, subject to limitations imposed by the Internal Revenue Service. The amounts held under the 401(k) Plan are expected to be invested among various investment funds maintained under the 401(k) Plan in accordance with the directions of each participant, except that matching contributions are expected to be invested in securities of the Company. Salary deferral contributions under the 401(k) Plan are expected to be 100% vested. Matching contributions are expected to vest at the rate of 20% after two years of service and 20% for each year thereafter. Participants or their beneficiaries are expected to be entitled to payment of vested benefits upon termination of employment.

  Old Edge Plan. Old Edge adopted the Old Edge Plan pursuant to which, in 1994, all of the options held by Messrs. James D. Calaway and Dale were granted. The Old Edge Plan was administered by nonemployee members of the Board of Directors of Old Edge. In connection with the Combination Transactions, such options will be converted into incentive stock options for the purchase of such number of shares of Common Stock as each of Messrs. James D. Calaway and Dale would have received in the Combination Transactions if such options had been exercised immediately prior to the Combination Transactions. After adjustment for such conversion, the option exercise price per share of Common Stock will be approximately $4.09 and $2.04 for Messrs. James D. Calaway and Dale, respectively.

OTHER COMPENSATORY ARRANGEMENTS

  Overriding Royalty Income. Overriding royalty interests are assigned to certain employees of Old Edge to reward such employees with incentive compensation based on the results of the oil and natural gas drilling activities conducted through the Joint Venture. Pursuant to the Joint Venture Agreement, Old Edge as managing joint venturer has the right to cause the Joint Venture to grant overriding royalty interests on prospects sold by the Joint Venture to geologists, scientists or other persons who originate prospects and to grant up to a .8% overriding royalty interest to any of certain Old Edge executives. In the past, Old Edge has caused the Joint Venture to assign overriding royalty interests in certain oil and natural gas leases pursuant to this arrangement to certain employees employed at the time of the execution of the lease. The percentage of overriding royalty interest assigned to employees as a group for a given lease typically has ranged from 2.6% to 3.8% of the Joint Venture's total interest in such lease. An individual employee's overriding royalty interest in a lease was determined in the discretion of Old Edge's management. Employees receiving overriding royalty interests were entitled to receive revenues immediately upon the assignment thereof, and such interests were not subject to forfeiture.

  Following the completion of this Offering, the Company intends to assign overriding royalty interests on a more limited basis with respect to leases entered into by the Joint Venture or otherwise by the Company that are included in projects not in existence as of December 31, 1996 and subsequent projects that are not based on 3-D seismic work firmly committed as of such date ("New Projects"). Only members of the generating geological team for a given lease in a New Project will receive overriding royalty interests, and the Company currently does not expect such interests in the aggregate to exceed 1.5% of the Company's total interest in such lease. The Company expects that the director of engineering production and the director of land would continue to receive overriding royalty interests in leases that are not in New Projects.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to this Offering, the Company expects to establish a Compensation Committee. In the past, matters with respect to the compensation of executive officers of Old Edge were determined by the nonemployee members of the Board of Directors, as a whole.

                             CERTAIN TRANSACTIONS

THE COMBINATION TRANSACTIONS

  The Company was incorporated in Delaware in August 1996. In the Combination Transactions, the Company plans to complete (i) a merger (the "Merger") of Old Edge with Edge Mergeco, Inc., a wholly owned subsidiary of the Company organized solely to effect the merger ("Mergeco"), in which the shareholders of Old Edge will receive Common Stock, (ii) an exchange offer (the "Edge Group II Exchange Offer") to the general and limited partners of Edge Group II in which such partners will have the opportunity to exchange their interests in Edge Group II for Common Stock, (iii) an exchange offer (the "Gulfedge Exchange Offer" and, together with the Edge Group II Exchange Offer, the "Limited Partnership Exchange Offers") to the limited partners of Gulfedge, of which Old Edge is the general partner (Edge Group II and Gulfedge are collectively referred to as the "Limited Partnerships"), in which such limited partners will have the opportunity to exchange their interests in Gulfedge for Common Stock, (iv) an offer to purchase (the "Purchase Offer") from Edge Group its interest in the Joint Venture, for consideration consisting of Common Stock and (v) an exchange (the "Calaway Exchange") of interests in certain oil and natural gas properties held by Mr. James C. Calaway for Common Stock. Upon consummation of the Combination Transactions, the Company expects to acquire directly or indirectly substantially all of the interests in the Joint Venture. The Company does not expect to seek to consummate this Offering unless both the Merger and the Edge Group II Exchange Offer (with at least a 70% acceptance level) are closed; however, the Company would seek to consummate this Offering even in the absence of the closing of any or all of the Calaway Exchange, the Purchase Offer or the Gulfedge Exchange Offer. The number of shares of Common Stock to be issued in the Combination Transactions will depend on (i) the number of partners who elect to retain their current interests in the Limited Partnerships in lieu of receiving Common Stock and
(ii) whether Edge Group accepts the Purchase Offer. The disclosures in this Prospectus relating to the shares of Common Stock to be issued in connection with the Combination Transactions are estimated based on the assumptions that all of the partners will tender their interests in the Limited Partnerships in exchange for Common Stock and that Edge Group will accept the Purchase Offer.

  The following table illustrates the number of shares to be issued in this Offering and the Combination Transactions assuming all parties accept Common Stock in the Combination Transactions (excluding any restricted stock and stock options and assuming that the Underwriters' over-allotment option is not exercised):

                                                      NUMBER OF   PERCENTAGE OF
                       TRANSACTION                  SHARES ISSUED SHARES ISSUED
                       -----------                  ------------- -------------
      Shares to be issued in the Merger............   2,334,085        34.9%
      Shares to be issued in the Edge Group II
       Exchange Offer..............................   2,209,306        33.1
      Shares to be issued in the Gulfedge Exchange
       Offer.......................................      74,317         1.1
      Shares to be issued in the Purchase Offer....      42,896         0.7
      Shares to be issued in the Calaway
       Exchange(1).................................      21,669         0.3
      Shares to be issued in this Offering.........   2,000,000        29.9
                                                      ---------       -----
                                                      6,682,273       100.0%

--------
(1)Assumes an initial public offering price of $16.00 per share.

  Description of Joint Venture. Substantially all of the operations of the Company are currently conducted through the Joint Venture. The Joint Venture was formed on April 8, 1991 by Old Edge, Edge Group II, Gulfedge and Edge Group, with approximately $5.2 million in net assets (on an historical financial statement basis). On that date the Joint Venture purchased substantially all of the assets and assumed substantially all of the liabilities of a related entity, Edge Group Joint Venture, which had been engaged in oil and natural gas exploration and production operations since 1983. The initial sharing ratio, which determines the allocation of net income and other items, as well as the allocation of distributable cash, was approximately 29.1%, 67.3%, 2.3% and 1.3%, respectively. Such sharing ratio is applicable until the value of cash and carried interests and other property distributed to each venturer is equal to $5,750,000, $13,324,500, $451,500 and $258,000, respectively (the

"Sharing Ratio Shift A Amounts"), which has not yet occurred. At such time, the sharing ratio shifts to 50%, 47.5%, 1.6% and 0.9%, respectively, which continues until the value of cash and carried interests and other property distributed to each venturer is six times the Sharing Ratio Shift A Amounts (the "Sharing Ratio Shift B Amounts"). When the Sharing Ratio Shift B Amounts are met, the applicable sharing ratio for the duration of the Joint Venture will be 55%, 42.7%, 1.5% and 0.8%, respectively.

  The term of the Joint Venture was to have expired on April 8, 1996; however, the parties to the Joint Venture extended the dissolution date to December 31, 1996. On December 31, 1996, the Joint Venture entered a windup period that will generally last for two years during which time most of the existing oil and gas properties of the Joint Venture will continue to be held by the Joint Venture. By the end of the windup period, the Joint Venture will distribute substantially all of its assets, including working interests, to the venturers, in accordance with the applicable sharing ratios or as otherwise specified in the Joint Venture Agreement. Pursuant to the Joint Venture Agreement, Old Edge generally owns all 3-D seismic data owned by the Joint Venture at the date of dissolution, provided that the other venturers have the right to access and use such data and, provided further that, if such data is later sold, Old Edge will pay a portion of the proceeds to the other venturers. Additionally, with respect to Joint Venture projects existing at the date of dissolution, the Joint Venture Agreement provided for the creation of areas of mutual interest ("AMIs"), which allow the venturers to acquire a portion of any interest acquired by any other venturer in such AMI. Initially following this Offering, substantially all of the Company's activities will consist of continued operations and will be conducted through the Joint Venture or with the partners of the Joint Venture. Thereafter, the Company expects that it will initiate operations outside of and unrelated to those conducted by the Joint Venture at the time of its dissolution. To the extent they do not exchange in the Combination Transactions, limited partners and Edge Group generally will not participate in new prospects or operations unrelated to the Joint Venture's operations as of December 1996, except as provided for in the provisions of the Joint Venture Agreement with respect to 150 square miles in the Belco Project Area and another 50 square miles of 3-D seismic data to be selected. All or portions of each of the areas subject to the Belco Right, the Fifty Square Mile Right and certain other specified areas will be developed outside of the Joint Venture.

  Old Edge is the managing venturer of the Joint Venture and generally directs and exercises control over all activities of the Joint Venture. However, Old Edge is restricted from causing the Joint Venture to acquire leases, purchase capital assets, adopt a budget, create debt or mortgages on its assets or sell all or substantially all of its assets without the consent of Edge Group II. After giving effect to the Combination Transactions, the Company will direct and exercise full control over all activities of the Joint Venture as its managing venturer and as the general partner of Edge Group II, subject to its contractual and fiduciary duties owed to those partners of the Limited Partnerships who do not exchange their partner interests for shares of Common Stock. See "Risk Factors--Certain Potential Conflicts of Interest."

  Immediately following this Offering, the Company will loan a portion of the proceeds of this Offering to the Joint Venture to repay indebtedness outstanding under the Revolving Credit Facility and to repay approximately $1.3 million outstanding under the Subordinated Loan. See "Use of Proceeds."

  The Merger. In the Merger, Mergeco will merge with and into Old Edge. Mergeco is a wholly owned subsidiary of the Company organized for the purpose of effecting the Merger. In the Merger, all of the outstanding shares of common stock of Old Edge will be converted into an aggregate of 2,334,085 shares of Common Stock of the Company, assuming no shareholders of Old Edge exercise dissenters' rights. Old Edge will survive the Merger as a wholly owned subsidiary of the Company. As a result of the Merger, the Company will indirectly control all of the assets of Old Edge, which consist primarily of its interest in the Joint Venture. The Company's obligation to consummate the Combination Transactions is conditioned, among other things, on the consummation of the Merger.

  The Limited Partnership Exchange Offers. In the Limited Partnership Exchange Offers, the Company will offer to exchange shares of Common Stock for the general and limited partner interests in Edge Group II and for the limited partner interests in Gulfedge. An aggregate of 2,209,306 shares of Common Stock will be offered in exchange for all the general and limited partner interests in Edge Group II, and an aggregate of 74,317 shares of Common Stock will be offered in exchange for all the limited partner interests in Gulfedge. The number of shares of Common Stock that will be offered in exchange for the general partner interest in Edge Group II will be equal to the whole number nearest to the sum of (i) the GP's 1% Shares (which shares are attributable to the general partners' 1% interest in distributions before Edge Group II distributes to its partners $20,188,636 (the "Payout Amount")), (ii) the GP's Management Fee Shares (which shares are attributable to the general partners' accrued but unpaid and future cash flow-based management fees) and (iii) the GP's After Payout Shares (which shares are attributable to the general partners' 25% interest in distributions after Edge Group II distributes to its partners the Payout Amount) (the shares referred to in (i), (ii) and (iii) collectively referred to herein as the "GP Exchange Shares"). The GP's 1% Shares are a number of shares of Common Stock equal to the quotient of (i) $201,886 (which equals 1% of the Payout Amount) divided by (ii) the initial public offering price in this Offering per share of Common Stock (the "IPO Price"). The GP's Management Fee Shares are a number of shares of Common Stock equal to the quotient of (i) the sum of (A) $1,598,940 (which equals the general partners' accrued but unpaid management fees) plus (B) 3% multiplied by 2,209,306 (which equals to total number of shares of Common Stock allocable to Edge Group II) multiplied by the IPO Price (which product in (B) is attributable to the general partners' future cash flow-based management fees) (such sum in (i) is referred to herein as the "Management Fee Amount") divided by (ii) the IPO Price. The GP's After Payout Shares are a number of shares of Common Stock equal to the quotient of (i) 25% of the difference between (A) the product of the IPO Price multiplied by 2,209,306 and (B) the sum of (x) the Payout Amount plus (y) the Management Fee Amount divided by (ii) the IPO Price. The aggregate number of shares of Common Stock that will be offered in exchange for the limited partner interest in Edge Group II will be equal to the difference between 2,209,306 and the GP Exchange Shares. The Company's obligation to consummate the Combination Transactions is conditioned, among other things, upon the general partners and at least 70% of the limited partners of Edge Group II exchanging their partner interests for shares of Common Stock, but it is not conditioned upon the exchange by any partner of Gulfedge. The obligation of each partner of the Limited Partnerships to exchange his interests is conditioned upon, among other things, the closing of this Offering at an IPO Price of at least $14.50 per share. The partners of each Limited Partnership will have the option of receiving Common Stock or retaining their partner interest. There can be no assurance as to the number of such partners, if any, who will tender their partner interests for shares of Common Stock.

  The Calaway Exchange. Effective December 20, 1994, Mr. James C. Calaway acquired a reversionary working interest (the "Calaway RWI") and an overriding royalty interest (the "Calaway ORRI," and together with the Calaway RWI, the "J. C. Calaway Interests") in certain undrilled prospects and subsequently acquired properties of the Joint Venture pursuant to the Subordinated Loan Agreement. Pursuant to the Subordinated Loan Agreement, if, as a result of the termination of the Joint Venture, Old Edge enters into a transaction whereby the oil and natural gas interests attributable to the limited partner interests of Edge Group II are acquired by Old Edge or another entity for stock, Mr. James C. Calaway would similarly have the opportunity to sell the James C. Calaway Interests on the same valuation basis as the limited partners of Edge Group II. See "--Subordinated Loan Agreement." Pursuant to a Purchase Agreement dated as of December 2, 1996, Mr. James C. Calaway agreed to exchange the portion of the James C. Calaway Interests consisting of producing properties for that number of shares of Common Stock equal to the higher of
(i) the quotient of (a) $346,697 (which is the estimated future net revenues as of September 30, 1996 attributable to the J.C. Calaway Interests being exchanged as determined by Ryder Scott Company) divided by (b) the IPO price (such quotient in (i) is referred to herein as the "1996 Valuation Shares") and (ii) the quotient of (a) the estimated future net reserves attributable to the J.C. Calaway Interests being exchanged as determined by Ryder Scott Company in a reserve report as of a date subsequent to September 30, 1996 but prior to the closing of the Purchase Agreement (such date is hereinafter referred to as the "1997 Determination Date") and for which the results of such reserve report are included in the final prospectus for this Offering and
(b) the IPO price (such quotient in (ii) is referred to herein as the "1997 Valuation Shares"). Assuming an IPO price of $16.00 per share and that the 1996 Valuation Shares are higher in number than the 1997 Valuation Shares, Mr. James C. Calaway would be entitled to receive 21,669 shares of Common Stock. Mr. James C. Calaway has also agreed to pay the Company the dollar amount of any revenues attributable to the J.C. Calaway Interests received by him for income for production after either September 30,

1996 (if the 1996 Valuation Shares are higher in number) or the 1997 Determination Date (if the 1997 Valuation Shares are higher in number) and prior to the closing of the Purchase Agreement. In addition, because of the difficulties involved in valuing the portion of the J. C. Calaway Interests consisting of exploratory properties, Mr. James C. Calaway agreed that he would retain these interests and waived his rights under the Subordinated Loan Agreement to exchange such interests for shares of Common Stock.

  The Edge Group Purchase. In the Purchase Offer, the Company will offer to purchase the interest in the Joint Venture held by Edge Group in exchange for shares of Common Stock. Such purchase will occur only with the consent of each of the partners of Edge Group. Neither the closing of this Offering nor the Company's obligation to consummate the Combination Transactions will be conditioned on the Company's purchase of the interest in the Joint Venture held by Edge Group. The obligation of Edge Group to sell its interest in the Joint Venture to the Company will be conditioned upon, among other things, the closing of this Offering at an IPO Price of $14.50 per share. In addition, the sale of Edge Group's interest in the Joint Venture to the Company requires the consent of the other venturers--Old Edge, Edge Group II and Gulfedge--which has already been obtained.

  Effect of the Combination Transactions. Upon the closing of the Combination Transactions and this Offering and assuming the issuance of Common Stock to all parties to the Combination Transactions (i.e., each offeree elects to exchange its interests for shares of Common Stock), (i) the Company will become an independent, publicly held company, (ii) holders of Old Edge common stock will become stockholders of the Company rather than of Old Edge, (iii) the partners who exchange their interests in the Limited Partnerships in exchange for shares of Common Stock will become stockholders of the Company rather than partners of the Limited Partnerships, (iv) the Company will become the general partner of Edge Group II, and will own all of the partner interests in Edge Group II and Gulfedge, (v) Edge Group will become a stockholder of the Company and (vi) direct and indirect ownership of all the interests in the Joint Venture will be combined in the Company. In the event that any limited partner does not exchange his or her interests in the Limited Partner Exchange Offers, such limited partner and the Company will continue as the limited partners of such partnership. In the event that the Edge Group Purchase is not consummated, Edge Group will continue as a general partner of the Joint Venture. The Joint Venture will continue in existence following this Offering until its final liquidation. It is currently expected that most of the Joint Venture's assets will be distributed to its partners during the two-year windup period, which began December 31, 1996; however, certain assets may be retained in the Joint Venture over a longer term. Initially following this Offering, substantially all of the Company's activities will consist of continued operations and will be conducted through the Joint Venture or with the partners in the Joint Venture. The Company expects that it will initiate new operations outside of and unrelated to those conducted by the Joint Venture at the time of its dissolution.

TRANSFER OF EDGE GROUP II GENERAL PARTNER INTERESTS

  In exchange for the general partner interests of Mr. Sfondrini and Napamco, a corporation wholly owned by Mr. Sfondrini. Mr. Sfondrini and Napamco will receive the number of shares of Common Stock equivalent to the GP Exchange Shares. The Combination Transactions will allow the general partners of Edge Group II to receive Common Stock in respect of both management fees that have been deferred to date because no cash was available for payment, as well as the estimated value of future management fees that have not been earned to date. Pursuant to certain prior personal loan agreements, Mr. Sfondrini and Napamco assigned a portion of their management fee with respect to Edge Group II and the right to a percentage of their distributions as its general partners, to, among others, Mr. James C. Calaway, who is the father of both the Chief Executive Officer and the President of the Company, Ms. Marlin Geiger, the mother of both such persons and to Mr. David Benedict who is a director of the Company. As a result, Mr. James C. Calaway, Ms. Geiger and Mr. Benedict will receive 12,830, 995 and 2,122 shares, respectively, of Common Stock that is distributable to Mr. Sfondrini pursuant to the Edge Group II Exchange Offer. In the absence of the Combination Transactions and this Offering, it is unlikely that any of the accrued management fees or distributions would be paid in the near term.

  Following the consummation of this Offering, Mr. Sfondrini expects to enter into a margin loan arrangement described in "Underwriting." Mr. Sfondrini expects to use a portion of the proceeds of such borrowings to repay the indebtedness under the above described loan agreements.

CERTAIN AFFILIATE RELATIONSHIPS

  The Joint Venture is owned by Old Edge, Edge Group II, Gulfedge and Edge Group, as described above. John Sfondrini and Napamco, a company Mr. Sfondrini owns and is the President of, are the general partners of Edge Group II and each of the three limited partnerships that are the general partners in Edge Group. Mr. Sfondrini and Napamco are also the general partners of Edge Holding Company, which owns, prior to the Combination Transactions, approximately 37% of the common stock of Old Edge. In the case of Edge Group II, in the event of the death, incapacity or withdrawal of Mr. Sfondrini from his position as general partner, Mr. Andrews would, if he so chose, serve as a general partner of Edge Group II. Old Edge is the general partner of Gulfedge. Napamco is the general partner of each of Essex Royalty Limited Partnership ("Essex I L.P.") and Essex Royalty Limited Partnership II ("Essex II L.P."). Resource Investors Management Company Limited Partnership ("RIMCO") is the general partner of each of two limited partnerships (the "RIMCO Partnerships") that, in the aggregate own, prior to the Combination Transactions, approximately 5% of the common stock of Old Edge.

  Mr. James D. Calaway and Mr. John E. Calaway are twin brothers and their father is Mr. James C. Calaway.

ESSEX ROYALTY JOINT VENTURES

  In April 1992, the Joint Venture and Essex I L.P. entered into a Joint Venture Agreement (the "Essex I Joint Venture") with respect to the purchase of certain royalty interests in oil and natural gas properties. The initial term of the Essex I Joint Venture was four years, but by consent of both parties to such agreement, it has been extended until April 1997. Under the terms of the Essex I Joint Venture Agreement, Essex I L.P. made capital contributions aggregating $3 million and the Joint Venture made no capital contributions. The Essex I Joint Venture Agreement provides that quarterly distributions of cash be made, in accordance with the sharing ratios, in an amount, subject to certain adjustments, not less than that equal to revenues received from royalties less the management fee paid to the Joint Venture, as managing venturer. Initially, Essex I L.P. receives 100% of all cash distributions pursuant to the sharing ratios. At such time as the cash and value of property distributed to Essex I L.P. is equal to 110% of its capital contribution, the sharing ratio shifts to 40% for the Joint Venture and 60% for Essex I L.P. Such 40% is to be allocated directly to the venturers of the Joint Venture, and does not affect the sharing ratio calculations with respect to the Joint Venture. As managing venturer of the Essex I Joint Venture, the Joint Venture receives reimbursement for costs incurred to acquire royalty interests, certain administrative costs, a portion of the payroll costs attributable to the Essex II Joint Venture and, prior to the sharing ratio shift, a management fee (allocated directly to Old Edge) equal to 1% of the capital contributions of Essex I L.P.

  In May 1994, the Joint Venture and Essex II L.P. entered into a Joint Venture Agreement (the "Essex II Joint Venture") effective until December 1997 and similar in nature to the Essex I Joint Venture. Essex II L.P. made capital contributions aggregating approximately $2.8 million and the Joint Venture made no capital contributions. Initially, Essex II L.P. receives 100% of all cash distributions pursuant to the sharing ratios. At such time as the cash and property distributed to Essex II L.P. is equivalent to 111.3% of its capital contribution, the Joint Venture will thereafter receive 25% of distributions. Provisions with respect to mandatory distributions and dissolution are similar to those described for the Essex I Joint Venture. As managing venturer of the Essex II Joint Venture, the Joint Venture receives reimbursement for costs incurred to acquire royalty interests, certain administrative costs, a portion of the payroll costs attributable to the Essex II Joint Venture and, prior to the earlier of the expenditure by the Essex II Joint Venture of its capital or the sharing ratio shift, a management fee (allocated directly to Old Edge) of $30,000 every six months.

  The management fees earned by Old Edge pursuant to the Essex I and II Joint Ventures (combined), in 1995, 1994 and 1993 were $120,000, $80,000 and
$60,000, respectively. Old Edge invoiced the Essex I and II Joint Ventures (combined) for reimbursement for expenses in 1995, 1994 and 1993 in the amounts of $40,250, $18,750 and $36,750, respectively. At December 31, 1995 and 1994, Old Edge had accrued receivables for such management fees and reimbursements of $115,000 and $63,600, respectively.

   In May 1993, the Joint Venture received a short-term $1 million loan from the Essex I Joint Venture secured by the Joint Venture's interests in certain prospects. In addition to interest of 10% per annum, the loan agreement provided for an assignment to the Essex I Joint Venture of overriding royalty interests in the collateral. In October 1993, the Joint Venture borrowed $125,000 on a short-term basis from the Essex I Joint Venture. Such note carried interest of 11% per year and was unsecured. In August 1994, the Joint Venture borrowed $125,000 on a short-term basis from the Essex II Joint Venture at an interest rate of 10% per year. In December 1993, the Essex I Joint Venture borrowed $30,000 on a short-term basis from the Joint Venture. Such note carried interest of 11% per year and was unsecured. In May 1994, the Joint Venture loaned, on a short-term basis, $46,800 to the Essex II Joint Venture. No loans between the Joint Venture and either of the Essex I Joint Venture or the Essex II Joint Venture are presently outstanding.

RIMCO INTERESTS

  In April 1991, the Joint Venture borrowed, in the aggregate, $4,500,000 from the RIMCO Partnerships and another partnership of which RIMCO is the general partner, at an annual interest rate of 15.5% (the "RIMCO Note"). The Joint Venture and such partnerships agreed to reduce the interest rate of the RIMCO Note from 15.5% to 10% for the period from October 1, 1993 through September 30, 1995. Pursuant to such agreement, the Joint Venture conveyed to such partnerships a 0.4% after-payout royalty interest, in the aggregate, in all prospects sold by the Joint Venture during such period. The RIMCO Note was repaid in March 1995.


SUBORDINATED LOAN AGREEMENT

  In December 1994, the Joint Venture and Mr. James C. Calaway entered into the Subordinated Loan Agreement, which has since been amended as described below. A portion of the proceeds from this Offering will be used to pay the amounts outstanding on such loan, which will be terminated. The Subordinated Loan Agreement provides for a $1 million term loan and a $1 million line of credit. At September 30, 1996, the aggregate amount outstanding under the Subordinated Loan was $1.3 million, which includes $300,000 outstanding under the line of credit. The principal is due, unless earlier retired by the Joint Venture, upon the earlier of April 8, 1998 or the conclusion of the Joint Venture's windup period. Interest at 10% per annum is due monthly. Mr. James
C. Calaway also has the option, pursuant to the Subordinated Loan, to participate in certain future debt financing of the Joint Venture to the extent of the amount outstanding under the Subordinated Loan. The Subordinated Loan is secured by certain oil and natural gas properties, equipment and other assets of the Joint Venture, but is subordinated to the Revolving Credit Facility. The mortgage and security agreement restricts the transfer of properties, creation of liens and other matters. The Subordinated Loan is without recourse to the venturers.

  The Subordinated Loan provides that Mr. James C. Calaway will receive, with respect to prospects of the Joint Venture which were undrilled as of December 20, 1994 and any acquisition subsequent to such date by the Joint Venture of interests in existing production or proven reserves, (i) a Calaway RWI of 1% and (ii) on all prospects that had not been marketed as of such date, a Calaway ORRI of .2%, each of which is subject to proportionate reduction under certain circumstances. The Calaway ORRI is reduced to .1% with respect to any well located in certain specified 3-D areas that is proposed after August 1, 1996 but prior to the later of the repayment in full of the Subordinated Loan or the dissolution of the Joint Venture (the "Change of Interest Date"). Effective upon the Change of Interest Date AMIs will be created consisting of all acreage in which the Joint Venture has, as of such date, shot or acquired or has a commitment to shoot or acquire 3-D geophysical data. The Calaway ORRI and the Calaway RWI will be reduced to .1% and .05%, respectively, with respect to each well and lease proposed after the Change of Interest Date located within such an AMI. After the Change of Interest Date, Mr. Calaway is not entitled to receive any additional interests in any Joint Venture prospects or 3-D areas other than those situated within such AMIs or as provided for originally in the Subordinated Loan Agreement.

  The Subordinated Loan Agreement provides for certain rights, on the part of Mr. James C. Calaway, to exchange the Calaway Interests for Common Stock. Accordingly, the portion of the Calaway Interests consisting of producing properties is being purchased by the Company pursuant to the Calaway Exchange by valuing such interests at $346,697. See "--The Combination Transactions--The Calaway Exchange."

  A portion of the Subordinated Loan replaced an unsecured loan in the aggregate principal amount of $400,000 made by Mr. James C. Calaway to the Joint Venture in June 1994. Interest at 10% per annum was due monthly. As additional consideration for such loan, Mr. James C. Calaway received a .5% RWI and a .05% ORRI in five prospects generated by the Joint Venture subsequent to the date of such note. Prior to the loan of June 1994, Mr. James C. Calaway had made loans of $350,000 and $400,000 to the Joint Venture, which were repaid in 1994 and 1993, respectively. Each of such loans provided for an interest rate of 10% and the granting of interests in certain specified oil and natural gas properties to Mr. James C. Calaway.

JAMES C. CALAWAY CONSULTING AGREEMENT

  The Company is obligated to pay Mr. James C. Calaway $40,000 annually for the remainder of his natural life pursuant to a March 1989 consulting agreement. Under the terms of such agreement, Mr. James C. Calaway is obligated to provide consulting services as and to the extent mutually agreed upon.

SALES OF PROSPECTS TO AFFILIATES

  In 1993 and 1994, the Joint Venture sold certain drilling prospects to partnerships owned by Mr. James D. Calaway for $32,095 and $241,395, respectively, and, in 1994, to an affiliate of the RIMCO Partnerships for $60,000. No sales of prospects to affiliates of the Company took place in 1995. The cost to develop such prospects was $16,652, $153,520 and $39,593, respectively. The purchase price was based on the amounts paid for interests in such prospects by energy industry participants.

  Napamco and another corporation of which Mr. Andrews is an officer, are the general partners of each of two limited partnerships that have invested, on the same basis as outside parties, in two wells that the Company acts as operator for. Such partnerships, in the aggregate, have a working interest of 7.5% in a well in the Barnett Project Area and a working interest of approximately 30% in a well in the Tyler Project Area. The partnerships have paid to the Company, in the aggregate, approximately $105,000 with respect to the Barnett Project Area well and $600,000 with respect to the Tyler Project Area well, which represents, in the aggregate such partnerships' share of the costs to develop each such well proportionate to their relative working interests therein.

REGISTRATION RIGHTS AGREEMENT OF EDGE HOLDING COMPANY LIMITED PARTNERSHIP

  In connection with this Offering, the Company will enter into a registration rights agreement with Edge Holding Company (the "Registration Rights Agreement"). The Registration Rights Agreement will provide that, upon the request of Edge Holding Company, the Company will file a registration statement under the Securities Act to register the Common Stock being issued to Edge Holding Company pursuant to the Merger for distribution to the partners of Edge Holding Company. Such request may not be made before six months after the closing of this Offering. The Registration Rights Agreement will terminate on December 31, 1998, or earlier in certain circumstances. An aggregate of 858,853 outstanding shares of Common Stock will be subject to the Registration Rights Agreement.

  The Company is required to pay all costs associated with such registration other than underwriting commissions and transfer taxes attributable to the shares distributed. The Company will indemnify Edge Holding Company, and Edge Holding Company will indemnify the Company, against certain liabilities in respect of any registration statement or offering covered by the Registration Rights Agreement.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information with respect to beneficial ownership of the Common Stock both after giving effect to the Combination Transactions but before giving effect to this Offering and after giving effect to the Combination Transactions and this Offering by: (i) all persons, assuming 100% conversion of the interests in the Limited Partnerships, who will be the beneficial owner of 5% or more of the outstanding Common Stock;
(ii) each director or nominee for director; (iii) each executive officer of the Company; and (iv) all officers and directors of the Company as a group, assuming in each case, the issuance of Common Stock to all parties to the Combination Transactions and an initial public offering price of $16.00 per share.

                                        COMMON STOCK
                                     BENEFICIALLY OWNED PERCENT OF COMMON STOCK
                                     AS A RESULT OF THE    BENEFICIALLY OWNED
                                        COMBINATION        AS A RESULT OF THE
                                        TRANSACTIONS    COMBINATION TRANSACTIONS
                                     ------------------ ------------------------
                                                        PRIOR TO THIS AFTER THIS
      NAME(1)                         NUMBER OF SHARES    OFFERING     OFFERING
      -------                        ------------------ ------------- ----------
      John E. Calaway(2)...........        481,541          10.28%       8.87%
      James D. Calaway(3)..........        195,498           4.13%       4.48%
      Michael G. Long..............             --             --          --
      Richard S. Dale(4)...........         48,922           1.03%          *
      Vincent Andrews(5)...........        206,814           4.42%       2.98%
      David B. Benedict(6).........         36,338              *           *
      Nils Peterson(7).............         14,664              *           *
      Stanley S. Raphael(8)........        274,853           5.87%       3.96%
      John Sfondrini(9)............      1,254,110          26.78%      18.09%
      Robert W. Shower.............             --             --          --
      Edge Holding Company.........        858,853          18.34%      12.39%
      36 Catoonah St., #16
      Ridgefield, Connecticut 06877
      All directors and executive
       officers as a group (10
       persons)(1)(10).............      2,512,740          53.66%      39.30%

--------
*   Less than one percent.
(1) Except as otherwise noted, each stockholder has sole voting and investment power with respect to the shares beneficially owned.
(2) Shares shown represent (i) 364,938 shares of Common Stock that could be acquired through the Merger by Calaway Oil and Gas Corporation ("COG"), a company wholly owned by Mr. John E. Calaway and his wife, (ii) 116,603 shares that could be acquired through the Merger by Calaway Partners, a Texas general partnership of which COG is a partner and, in the case of After this Offering, (iii) 133,645 shares of restricted Common Stock to be issued concurrent with this Offering. Pursuant to the partnership agreement for Calaway Partners, COG has the exclusive right to vote such 116,603 shares.
(3) Shares shown include (i) 118,366 shares of Common Stock that could be acquired through the Merger by KPC Interests, Inc., a company owned by Mr. James D. Calaway, (ii) 48,922 shares of Common Stock that could be acquired pursuant to immediately exercisable stock options and, in the case of After this Offering, (iii) 116,940 shares of restricted Common Stock to be issued concurrent with this Offering.
(4) Shares shown represent 48,922 shares of Common Stock that could be acquired pursuant to immediately exercisable stock options.

(5) Shares shown represent 146,757 shares of Common Stock that could be acquired through the Merger by Bama Edge Limited Partnership, the general partner of which is Andex Energy Corp., a company owned by members of Mr. Andrews' family and of which Mr. Andrews is an officer; 45,598 shares of Common Stock that could be acquired through the Merger by Texedge Energy Corporation, of which Mr. Andrews is an officer; and 14,460 shares that could be acquired through the Edge Group II Exchange Offer by a partnership owned in part by Mr. Andrews' wife. Mr. Andrews may be deemed the beneficial owner of the shares of Common Stock held by Bama Edge Limited Partnership, Texedge Energy Corporation and the shares that may be acquired through the Edge Group II Exchange Offer. Mr. Andrews disclaims such beneficial ownership.
(6) Shares shown represent shares of Common Stock that could be acquired through the Edge Group II Exchange Offer.

(7) Shares shown represent shares of Common Stock that could be acquired through the Edge Group II Exchange Offer.

(8) Shares shown represent 147,673 shares of Common Stock (of which 19,552 could be acquired through the Edge Group II Exchange Offer and the remainder through the Merger) owned by the Trade Consultants, Inc. Pension Plan, of which Mr. Raphael is the trustee, 43,060 shares of Common Stock that could be acquired by Mr. Raphael's wife (of which 19,552 could be acquired through the Edge Group II Exchange Offer and the remainder through the Merger), and 84,120 shares that could be acquired directly by Mr. Raphael (of which 19,552 shares could be acquired through the Edge Group II Exchange Offer and the remainder through the Merger). Mr. Raphael may be deemed the beneficial owner of shares of Common Stock held by the Trade Consultants, Inc. Pension Plan and his wife. Mr. Raphael disclaims such beneficial ownership.

(9) Shares shown represent (i) 858,853 shares of Common Stock that could be acquired through the Merger by Edge Holding Company, a limited partnership of which Mr. Sfondrini and Napamco are the general partners, (ii) 42,896 shares of stock which could be acquired in the Purchase Offer by Edge Group, whose partners are certain limited partnerships, each of which Mr. Sfondrini and Napamco are the general partners of and (iii) 352,361 shares which could be acquired pursuant to the Edge Group II Exchange Offer. Mr. Sfondrini may be deemed the beneficial owner of the shares which could be acquired by Edge Holding Company and Edge Group. Mr. Sfondrini disclaims such beneficial ownership. Mr. Sfondrini's address is the same as for Edge Holding Company.

(10) Shares shown include 97,844 shares of Common Stock that may be acquired pursuant to immediately exercisable stock options.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Combination Transactions and this Offering, approximately 6,682,000 shares of Common Stock will be outstanding. The shares of Common Stock sold in this Offering and received in the Combination Transactions will be registered under the Securities Act and will be freely tradeable without restriction or further registration under the Securities Act, except for certain manner of sale, volume limitations and other restrictions with respect to any shares (i) purchased in this Offering or received in connection with the Combination Transactions by an affiliate of the Company (a "Company Affiliate"), which will be subject to the resale limitations of Rule 144 (not including the holding period requirement) under the Securities Act, and (ii) received in the Merger by any affiliates of Old Edge or the Company (the "Prior Affiliates"), which may be resold by them only pursuant to an effective registration statement under the Securities Act covering such securities or in transactions permitted by the resale provisions of Rule 145(d) under the Securities Act or as otherwise permitted under the Securities Act. Under Rule 144 under the Securities Act, a person is an affiliate of an entity if such person directly or indirectly controls or is controlled by or is under common control with such entity and may include certain officers and directors, principal shareholders and certain other shareholders with special relationships. This Prospectus may not be used by Company Affiliates or Prior Affiliates in connection with any resale of shares of Common Stock acquired in the manner described in (i) and (ii) above.

  In general, under Rule 144 as currently in effect, if a minimum of two years has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of Common Stock are aggregated), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock (i.e., 66,820 shares immediately after consummation of this Offering) and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain provisions as to the manner of sale, notice requirements and the availability of current public information about the Company. In addition, under Rule 144(k), if a period of at least three years has elapsed since the later of the date restricted securities were acquired from the Company or the date they were acquired from an affiliate of the Company, a stockholder who is not an affiliate of the Company at the time of sale and who has not been an affiliate for at least three months prior to the sale would be entitled to sell shares of Common Stock in the public market immediately without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof. The Commission has proposed an amendment to Rule 144 that would shorten the three- and two-year holding periods described above to two years and one year, respectively.

  Rule 145 requires that, in a resale of securities acquired in the Merger, Prior Affiliates comply with a volume restriction and other restrictions on the manner of sale and that certain information about the Company be currently available to the public. The volume restriction limits the number of shares that an affiliate may transfer, in the aggregate, within any three-month period to the greater of (i) 1% of the outstanding Common Stock or (ii) the average weekly reported trading volume in the Common Stock during the preceding four calendar weeks. A Prior Affiliate may sell its shares of Common Stock without regard to the volume restrictions and restrictions on the manner of sale if it has owned the shares for at least two years, certain information about the Company is currently available to the public and the Prior Affiliate is not then a Company Affiliate. A Prior Affiliate may also sell its shares of Common Stock without regard to the foregoing restrictions (including the requirement that certain information about the Company is currently available to the public) if it has held its shares of Common Stock for a period of at least three years and such person has not been a Company Affiliate for at least three months. A Prior Affiliate who is also a Company Affiliate may sell its shares of Common Stock, subject to the volume restrictions and restrictions on the manner of sale, if it has held the shares of Common Stock for a period of at least two years and certain information about the Company is currently available to the public.

  The Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock reserved or to be available for issuance pursuant to the Long-Term Incentive Plan.

Shares of Common Stock issued pursuant to such plan generally will be available for sale in the open market by holders who are not Company Affiliates and, subject to the volume and other limitations of Rule 144, by holders who are Company Affiliates.

  The Company has also agreed with the Underwriters that it will not offer for sale or otherwise voluntarily dispose of any shares of Common Stock or any securities convertible into or exercisable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Raymond James & Associates, Inc., as representative of the Underwriters, with certain exceptions. Additionally, the Company's Bylaws restrict the sale of substantially all of the shares issued in the Combination Transactions for a period of 180 days after the date of this Prospectus without the prior consent of the Company and the Underwriters, subject to certain exceptions. See "Underwriting."

  Prior to this Offering, there has been no public market for the Common Stock (or any equity interest for which the Common Stock will be issued in the Combination Transactions), and no prediction can be made of the effect, if any, that sales of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Following this Offering, sales of substantial amounts of Common Stock in the public market or otherwise, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 40,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. Following consummation of this Offering and the Combination Transactions there will be approximately 6,682,000 shares of Common Stock outstanding (assuming the over-allotment option is not exercised and that all parties accept shares of Common Stock in the Combination Transactions), and no shares of Preferred Stock will be outstanding. The following summary does not purport to be complete, and reference is made to the more detailed provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws, which are filed as exhibits to the registration statement of which this Prospectus is a part.

COMMON STOCK

  The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share being entitled to one vote. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy" for information regarding dividend policy.

PREFERRED STOCK

  The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by it. The Board of Directors is authorized to fix and determine the powers, designations, preferences and relative, participating, optional or other rights (including, without limitation, voting powers, full or limited, preferential rights to receive dividends or assets upon liquidation, rights of conversion or exchange into Common Stock, Preferred Stock of any Series or other securities, redemption provisions and sinking fund provisions) between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights.

  Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

OTHER MATTERS

  Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

  The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters, and the Company has entered into agreements with each of its directors providing for indemnification with respect to certain matters.

  The Certificate of Incorporation provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. The Bylaws provide that special meetings of the stockholders can be called only by the Chairman of the Board, the President or a majority of the Board of Directors of the Company.

  The Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors serving for staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders' meeting following the date the acquiror obtains the controlling interest. See "Management."

  The Certificate of Incorporation provides that the number of directors will be no greater than 12 and no less than three. The Certificate of Incorporation further provides that directors may be removed only for cause (as defined in the Certificate of Incorporation), and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of the Certificate of Incorporation authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees. The Company's Bylaws also provide that the Board of Directors will include at least a majority of directors who are not employees of the Company. In addition, the Bylaws provide that the Compensation Committee will consist solely of members who are not employees of the Company and the Audit Committee will include at least a majority of members who are not employees of the Company.

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. No stockholder will be subject to the restrictions of Section 203 with respect to the Common Stock as a result of the Combination Transactions.

STOCKHOLDER PROPOSALS

  The Company's Bylaws contain provisions requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders, and providing for certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors of the Company. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder (i) in the event of business to be brought by a stockholder before an annual meeting, not less than 45 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 45 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Securities Transfer & Trust, Inc.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters") and each of the Underwriters named below, for whom Raymond James & Associates, Inc., Jefferies & Company, Inc. and Principal Financial Securities, Inc. are acting as Representatives (the "Representatives"), has severally agreed to purchase from the Company the respective number of shares set forth opposite their names below:

                                                                      NUMBER OF
                                UNDERWRITER                             SHARES
                                -----------                           ----------
      Raymond James & Associates, Inc. ..............................
      Jefferies & Company, Inc. .....................................
      Principal Financial Securities, Inc. ..........................




                                                                      ----------
          Total......................................................  2,000,000
                                                                      ==========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent. The nature of the Underwriters' obligations under the Underwriting Agreement is such that they are obligated to purchase all of the shares of Common Stock offered hereby (other than the shares subject to the over-allotment option described below) if any are purchased. In the event of a failure by any Underwriter to purchase its portion of the Common Stock, the Underwriting Agreement provides, depending upon the total number of shares of Common Stock involved in the default, that the purchase commitments of the other Underwriters may be increased or that the Underwriting Agreement may be terminated, without prejudice to the right of any party as against any defaulting Underwriter.

  The Underwriters propose to offer part of the Common Stock directly to the public at the price set forth on the cover page of this Prospectus. The Underwriters may allow a concession to selected dealers who are members of the National Association of Securities Dealers, Inc. (the "NASD") not in excess of
$.    per share, and the Underwriters may allow and such dealers may reallow
to members of the NASD a concession not to exceed $.    per share. After this
Offering, the public offering price and other selling terms may be varied by the Representatives. The Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  The Company has granted the Underwriters an option, exercisable during the 30-day period immediately following the date of this Prospectus, to purchase at the public offering price, less the underwriting discounts and commissions, up to 300,000 additional shares of Common Stock, solely to cover over-allotments, if any, in the sale of the shares that the Underwriters have agreed to purchase. In such event, the Underwriters have severally agreed, subject to certain conditions, to each purchase a percentage of the over-allotment shares approximately equal to the percentage of the initial shares purchased by the Underwriters.

  The Company has agreed to indemnify the Underwriters and certain related persons against certain civil liabilities relating to this Offering, including liabilities under the Securities Act.

  The Company, may not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or rights, to purchase shares of Common Stock or any other securities convertible into or exercisable or exchangeable for shares of Common Stock (other than employee options and options pursuant to the Company's Long-Term Incentive Plan or options pursuant to acquisitions in which the shares issued remain subject to a lock-up agreement) for a period of 180 days from the date of this Prospectus. Additionally, under the Company's Bylaws the holders of the shares of Common Stock issued in the Combination Transactions (who will beneficially own an aggregate of approximately 4,682,000 shares of Common Stock upon the completion of this Offering, may not sell such shares for a period of 180 days from the date of this Prospectus, other than certain private transfers in which the transferee assumes such transfer restrictions. Following the consummation of this Offering, Mr. Sfondrini expects to enter into a margin loan arrangement with one of the Representatives. Under this arrangement, Mr. Sfondrini expects to make borrowings in an approximate amount of at least $650,000 at an interest rate equal to a published prime rate. The loan will be secured by Common Stock with an initial market value of $1.5 million (valued at the initial public offering price).

  Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be negotiated between the Company and the representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the cash flow and earnings of the Company and comparable companies in recent periods, the Company's business potential and cash flow and earning prospects, current and historical natural gas and oil prices, current and prospective conditions in the supply and demand for natural gas and oil, reserve and production quantities for the Company's natural gas and oil properties, the history of, and prospects for, the industry in which the Company operates, and the price earnings multiples of publicly traded common stocks of comparable companies.

                                 LEGAL MATTERS

  Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas, and for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

  The Combined Financial Statements of Old Edge, affiliates and direct interests as of September 30, 1996, December 31, 1995 and 1994, for the nine month period ended September 30, 1996 and for each of the three years in the period ended December 31, 1995 and the Balance Sheet of the Company as of December 3, 1996, included in this Prospectus, have been audited by Deloitte & Touche llp, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The letter report of Ryder Scott included as Annex A to this Prospectus and certain information with respect to the Company's oil and natural gas reserves derived therefrom have been included herein in reliance upon such firm as experts with respect to such matters.

                            ADDITIONAL INFORMATION

  The Company has not previously been subject to the reporting requirements of the Exchange Act. The Company has filed a Registration Statement on Form S-1 (the "Form S-1 Registration Statement") under the Securities Act with the Commission with respect to this Offering. The Company has also filed a Registration Statement on Form S-4 (the "Form S-4 Registration Statement") under the Securities Act with the Commission with respect to the Combination Transactions. This Prospectus, filed as a part of the Form S-1 Registration Statement, does not contain all of the information set forth in the Form S-1 Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission, and reference is hereby made to such omitted information. Statements made in this Prospectus concerning any document filed as an exhibit to the Form S-1 Registration Statement are not necessarily complete, and in each instance reference is made to such exhibit for a complete statement of its provisions. The Form S-1 Registration Statement, the Form S-4 Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any portion of the Form S-1 Registration Statement and the Form S-4 Registration Statement can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov).

                      GLOSSARY OF CERTAIN INDUSTRY TERMS

  The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

  After payout. With respect to an oil or gas interest in a property, refers to the time period after which the costs to drill and equip a well have been recovered.

  Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

  Bbls/d. Stock tank barrels per day.

  Bcf. Billion cubic feet.

  Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

  Before payout. With respect to an oil or gas interest in a property, refers to the time period before which the costs to drill and equip a well have been recovered.

  Completion. The installation of permanent equipment for the production of oil or gas or, in the case of a dry hole, the reporting of abandonment to the appropriate agency.

  Developed acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

  Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

  Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

  Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

  Farm-in or farm-out. An agreement whereunder the owner of a working interest in an oil and natural gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

  Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

  Finding costs. Costs associated with acquiring and developing proved oil and natural gas reserves which are capitalized by the Company pursuant to generally accepted accounting principles, including all costs involved in acquiring acreage, geological and geophysical work and the cost of drilling and completing wells.

  Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

  MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

  MBbls/d. One thousand barrels of crude oil or other liquid hydrocarbons per day.

  Mcf. One thousand cubic feet.

  Mcf/d. One thousand cubic feet per day.

  Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

  MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

  MMcf. One million cubic feet.

  MMcf/d. One million cubic feet per day.

  MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids, which approximates the relative energy content of crude oil, condensate and natural gas liquids as compared to natural gas. Prices have historically been higher or substantially higher for crude oil than natural gas on an energy equivalent basis.

  Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

  Normally pressured reservoirs. Reservoirs with a formation-fluid pressure equivalent to 0.465 psi per foot of depth from the surface. For example, if the formation pressure is 4,650 psi at 10,000 feet, then the pressure is considered to be normal.

  Over-pressured reservoirs. Reservoirs subject to abnormally high pressure as a result of certain types of subsurface formations.

  Petrophysical study. Study of rock and fluid properties based on well log and core analysis.

  Present value. When used with respect to oil and natural gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to nonproperty-related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

  Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

  Proved developed nonproducing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

  Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

  Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

  Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

  Proved undeveloped location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

  Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

  Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

  Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

  Royalty interest. An interest in an oil and natural gas property entitling the owner to a share of oil or gas production free of costs of production.

  3-D seismic. Advanced technology method of detecting accumulations of hydrocarbons identified through a three-dimensional picture of the subsurface created by the collection and measurement of the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

  Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

  Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

  Workover. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
EDGE PETROLEUM CORPORATION UNAUDITED PRO FORMA COMBINED FINANCIAL
 STATEMENTS:
  Pro Forma Combined Balance Sheet (Unaudited), September 30, 1996........  F-3
  Notes to Unaudited Pro Forma Combined Financial Statements..............  F-5
EDGE PETROLEUM CORPORATION (A DELAWARE CORPORATION):
  Independent Auditors' Report............................................  F-8
  Balance Sheet, December 3, 1996.........................................  F-9
  Notes to Balance Sheet.................................................. F-10
EDGE PETROLEUM CORPORATION (A TEXAS CORPORATION), AFFILIATED ENTITIES AND
 DIRECT INTERESTS:
  Independent Auditors' Report............................................ F-11
  Combined Balance Sheets, September 30, 1996, December 31, 1995 and 1994. F-12
  Combined Statements of Operations for the Nine Month Period Ended
   September 30, 1996 and 1995 (unaudited) and the Years Ended December
   31, 1995, 1994 and 1993................................................ F-13
  Combined Statements of Equity for the Nine Month Period Ended September
   30, 1996 and the Years Ended December 31, 1995, 1994 and 1993.......... F-14
  Combined Statements of Cash Flows for the Nine Month Period Ended
   September 30, 1996 and 1995 (unaudited) and the Years Ended December
   31, 1995, 1994 and 1993................................................ F-15
  Notes to Combined Financial Statements.................................. F-16

                          EDGE PETROLEUM CORPORATION
                   (A RECENTLY FORMED DELAWARE CORPORATION)

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

  The following unaudited Pro Forma Combined Balance Sheet and notes to unaudited Pro Forma Combined Financial Statements are presented to show the pro forma effects of the proposed Combination (as defined in Note 2) hereto and Offering in which Edge Petroleum Corporation, a recently formed Delaware corporation (the "Company"), will issue up to 4,682,273 shares of its common stock for the combined net assets of Edge Petroleum Corporation (a Texas corporation) ("Old Edge"), affiliated entities and direct interests and will issue 2,000,000 shares of previously unissued common stock in a public offering of shares. For a more complete description of these transactions see
Note 2 hereto.

  Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited Pro Forma Combined Financial Statements. The unaudited Pro Forma Combined Balance Sheet of the Company was prepared utilizing the combined historical financial statements of the combined predecessor entities as described in Note 2 hereto. Note 3 to the unaudited Pro Forma Combined Financial Statements discloses the pro forma effects of the Combination and the Offering on the historical income statement of the combined predecessor entities. The unaudited Pro Forma Combined Financial Statements are not necessarily indicative of the results of future operations of the Company and should be read in conjunction with the historical combined financial statements of Old Edge, affiliated entities and direct interests appearing elsewhere in this Prospectus.

                           EDGE PETROLEUM CORPORATION
                    (A RECENTLY FORMED DELAWARE CORPORATION)

                  PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)

                               SEPTEMBER 30, 1996

                             EDGE
                           PETROLEUM
                          CORPORATION  COMBINED                PRO FORMA                   PRO FORMA
                          DECEMBER 3, PREDECESSOR  PRO FORMA    FOR THE    PRO FORMA        FOR THE
         ASSETS              1996      ENTITIES   ADJUSTMENTS COMBINATION ADJUSTMENTS      OFFERING
         ------           ----------- ----------- ----------- ----------- -----------     -----------
CURRENT ASSETS:
  Cash and cash
   equivalents..........    $1,000    $   930,581             $   931,581 $19,560,010 (4) $20,491,591
  Accounts receivable,
   trade................                1,649,557               1,649,557                   1,649,557
  Accounts receivable,
   joint interest
   owners...............                2,375,953               2,375,953                   2,375,953
  Receivables from
   related parties......                  183,288                 183,288                     183,288
  Other current assets..                  134,967                 134,967                     134,967
  Advance to
   stockholder..........                    3,371                   3,371                       3,371
                            ------    -----------   -------   ----------- -----------     -----------
   Total current assets.     1,000      5,277,717               5,278,717  19,560,010      24,838,727
PROPERTY AND EQUIPMENT,
  Net--full cost method
   of accounting for oil
   and gas property.....               12,384,029              12,384,029                  12,384,029
DEFERRED OFFERING COSTS.                  750,000                 750,000    (750,000)(3)
OTHER ASSETS............                   23,751                  23,751                      23,751
                            ------    -----------   -------   ----------- -----------     -----------
TOTAL ASSETS............    $1,000    $18,435,497             $18,436,497 $18,810,010     $37,246,507
                            ======    ===========   =======   =========== ===========     ===========

                           EDGE PETROLEUM CORPORATION
                    (A RECENTLY FORMED DELAWARE CORPORATION)

           PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)--(CONTINUED)

                               SEPTEMBER 30, 1996

                             EDGE
                           PETROLEUM
                          CORPORATION  COMBINED                     PRO FORMA                   PRO FORMA
     LIABILITIES AND      DECEMBER 3, PREDECESSOR  PRO FORMA         FOR THE    PRO FORMA        FOR THE
  STOCKHOLDERS' EQUITY       1996      ENTITIES   ADJUSTMENTS      COMBINATION ADJUSTMENTS      OFFERING
  --------------------    ----------- ----------- ------------     ----------- -----------     -----------
CURRENT LIABILITIES:
  Accounts payable,
   trade................               $2,459,510                   $2,459,510                  $2,459,510
  Accounts payable to
   related party........                1,372,450 $(1,332,450) (2)      40,000                      40,000
  Accrued interest
   payable..............                   62,625                       62,625                      62,625
  Accrued liabilities...                  342,652                      342,652 $  (250,041)(4)      92,611
  Accounts payable,
   joint interest
   owners...............                2,325,342                    2,325,342                   2,325,342
  Current portion of
   notes payable........                  316,030                      316,030                     316,030
                            ------    ----------- ------------     ----------- -----------     -----------
   Total current
    liabilities.........                6,878,609   (1,332,450)      5,546,159    (250,041)      5,296,118
NOTES PAYABLE...........               10,132,919                   10,132,919  (9,949,949)(4)     182,970
LONG-TERM LIABILITY.....                   11,462                       11,462                      11,462
                            ------    ----------- ------------     ----------- -----------     -----------
   Total liabilities....               17,022,990   (1,332,450)     15,690,540 (10,199,990)      5,490,550
  Common stock, $.01 par
   value; 40,000,000
   shares authorized;
   4,682,273 shares
   issued and
   outstanding pro forma
   for the combination;
   6,682,000 shares
   issued outstanding
   pro forma for the
   offering.............    $   10                      46,820 (1)      46,830      20,000 (4)      66,830
  Additional paid-in
   capital..............       990                   1,365,687 (1)   2,699,127  29,740,000 (4)  31,689,127
                                                     1,332,450 (2)                (750,000)(3)
  Retained earnings.....
  Combined equity of
   predecessor entities.                1,412,507   (1,412,507)(1)
                            ------    ----------- ------------     ----------- -----------     -----------
   Total stockholders'
    equity..............     1,000      1,412,507    1,332,450       2,745,957  29,010,000      31,755,957
                            ------    ----------- ------------     ----------- -----------     -----------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY...    $1,000    $18,435,497 $          0     $18,436,497 $18,810,010     $37,246,507
                            ======    =========== ============     =========== ===========     ===========

        See notes to unaudited pro forma combined financial statements.

                           EDGE PETROLEUM CORPORATION
                    (A RECENTLY FORMED DELAWARE CORPORATION)

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The Combination will be accounted for as a reorganization of entities under common control because of the high degree of common control of the stockholders of the Company and by virtue of their direct ownership of the entities and interests exchanged. Accordingly, the net assets acquired in the exchange transactions will be recorded at the historical cost basis of the affiliate predecessor owners.

2. BALANCE SHEET PRO FORMA ADJUSTMENTS

  The Pro Forma Combined Balance Sheet is based on the unaudited combined balance sheet of Edge Petroleum Corporation, a Texas corporation, affiliated entities and direct interests (collectively, the "Combined Predecessor Entities") as of September 30, 1996, and gives effect to the consummation of the Combination and the Offering as if such transactions had occurred on September 30, 1996 reflecting the adjustments and assumptions described below:

    (1) Reflects the proposed issuance of up to 4,682,273 shares of common stock of the Company in connection with the exchange offer, merger and acquisition transactions for the combined net assets of the Combined Predecessor Entities (the "Combination"). Accordingly, the combined equity of the Combined Predecessor Entities was reclassified to common stock and additional paid-in capital.

    (2) Reflects the satisfaction of an accrued administrative fee due the General Partner of Edge Group II, a Combined Predecessor Entity, which will be purchased with common stock of the Company, as a component of the exchange offer transactions.

    (3) Reflects the elimination of deferred offering costs accrued by the Predecessor Affiliated Entities which will be reimbursed by the Company from proceeds received from the Offering.

    (4) Reflects the receipt of the net proceeds from the Offering and the application thereof to repay approximately $8.6 million of indebtedness incurred on the revolving credit facility, approximately $1.3 million of subordinated indebtedness and approximately $250,000 of accrued offering costs. It is assumed the remaining proceeds will be used to increase working capital until used for oil and gas exploration activities.

                          EDGE PETROLEUM CORPORATION
                   (A RECENTLY FORMED DELAWARE CORPORATION)

    NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS--(CONTINUED)

3. INCOME STATEMENT PRO FORMA ADJUSTMENTS

  The net proceeds to the Company from this Offering at an assumed initial public offering price of $16.00 per share are estimated to be approximately $29.0 million ($33.8 million if the Underwriters' over allotment option is exercised in full). The Company intends to use a portion of the net proceeds to lend funds to the Joint Venture to be used to repay approximately $8.6 million of indebtedness incurred under the Revolving Credit Facility that currently bears interest at 8% and matures on June 1, 1998 and approximately $1.3 million of subordinated indebtedness that currently bears interest at 10% and matures on April 8, 1998. The remainder of the net proceeds will be used to provide working capital to the Company and for general corporate purposes, including funding the Company's exploration, development and acquisition activities. Following application of the proceeds of this Offering, the Company anticipates that its only long-term indebtedness will consist of an aggregate of approximately $441,000 principal amount of equipment loans. Assuming this Offering had been completed at the beginning of the respective periods, interest expense would have been reduced by $320,506 and $674,949 for the year ended December 31, 1995 and the nine month period ended September 30, 1996. As a result, pro forma net income and earnings per share would have been $1,399,286 and $0.26, respectively, for the year ended December 31, 1995 and $1,072,614 and $0.20, respectively, for the nine month period ended September 30, 1996.

4. ACCEPTANCE OF THE OFFER

  The following table shows the Pro Forma Combined Balance Sheet and Statement of Operations amounts assuming varying levels of acceptance of the exchange offer by limited partnership unit holders in Edge Group II:

PRO FORMA COMBINED BALANCE SHEET, SEPTEMBER 30, 1996

                  ASSETS                        70%         80%         90%
                  ------                    ----------- ----------- -----------
CURRENT ASSETS:
  Cash and cash equivalents................ $   836,269 $   862,971 $   889,673
  Accounts receivable, trade...............   1,275,543   1,386,709   1,497,875
  Accounts receivable, joint interest
   owners..................................   2,099,530   2,172,528   2,245,526
  Accounts receivable from related parties.     183,063     183,138     183,138
  Advances to stockholders.................       3,371       3,371       3,371
  Other current assets.....................     108,153     115,744     123,334
                                            ----------- ----------- -----------
    Total current assets...................   4,505,929   4,724,461   4,942,917
PROPERTY AND EQUIPMENT, Net--full cost
 method of accounting for oil and gas
 property..................................   9,440,070  10,273,528  11,106,950
DEFERRED OFFERING COSTS....................     571,568     622,080     672,593
OTHER ASSETS...............................      21,680      22,678      23,676
                                            ----------- ----------- -----------
TOTAL...................................... $14,539,247 $15,642,747 $16,746,136
                                            =========== =========== ===========
          LIABILITIES AND EQUITY
          ----------------------
CURRENT LIABILITIES:
  Accounts payable, trade.................. $ 1,893,866 $ 2,054,295 $ 2,214,649
  Accounts payable, joint interests owners.   2,325,342   2,325,342   2,325,342
  Accounts payable to related party........     797,142     980,592   1,164,042
  Accrued interest payable.................      18,201      18,201      18,201
  Accrued liabilities......................     317,990     346,948     375,906
  Current portion of notes payable.........     240,843     262,128     283,412
                                            ----------- ----------- -----------
    Total current liabilities..............   5,593,384   5,987,506   6,381,552
NOTES PAYABLE..............................   7,722,196   8,404,648   9,087,100
LONG-TERM LIABILITY........................      11,462      11,462      11,462
COMMITMENTS AND CONTINGENCIES..............          --          --          --
                                            ----------- ----------- -----------
    Total liabilities......................  13,327,042  14,403,616  15,480,114
EQUITY.....................................   1,212,205   1,239,131   1,266,022
                                            ----------- ----------- -----------
TOTAL...................................... $14,539,247 $15,642,747 $16,746,136
                                            =========== =========== ===========

                          EDGE PETROLEUM CORPORATION
                   (A RECENTLY FORMED DELAWARE CORPORATION)

    NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS--(CONTINUED)

PRO FORMA COMBINED STATEMENT OF
 OPERATIONS FOR THE NINE MONTH PERIOD
 ENDED SEPTEMBER 30, 1996
                                             70%         80%          90%
                                          ----------  ----------  -----------
  Oil and natural gas sales.............. $3,895,526  $4,237,938   $4,580,351
                                          ----------  ----------  -----------
  Operating expenses:
    Oil and natural gas operating
     expenses............................    542,577     590,378      638,179
    Depreciation, depletion and
     amortization........................    925,684   1,006,946    1,088,208
    General and administrative...........  1,643,711   1,801,940    1,960,169
                                          ----------  ----------  -----------
      Total operating expenses             3,111,972   3,399,264    3,686,556
                                          ----------  ----------  -----------
  Net income.............................    783,554     838,674      893,795
  Pro forma provision in lieu of taxes...
                                          ----------  ----------  -----------
  Pro forma net income................... $  783,554  $  838,674  $   893,795
                                          ==========  ==========  ===========
  Net income per share...................      $0.20       $0.20        $0.21
                                          ==========  ==========  ===========
  Average common share outstanding (in
   thousands)............................      3,881       4,102        4,322
                                          ==========  ==========  ===========

PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1995

                                             70%         80%          90%
                                          ----------  ----------  -----------
  Oil and natural gas sales.............. $1,560,765  $1,696,558   $1,832,351
  Operating Expenses:
    Oil and natural gas operating
     expenses............................    523,871     569,892      615,914
    Depreciation, depletion and
     amortization........................    624,864     678,238      731,611
    General and administrative...........  1,808,008   1,985,016    2,162,023
                                          ----------  ----------  -----------
      Total operating expenses...........  2,956,743   3,233,146    3,509,548
  Loss from operations................... (1,395,978) (1,536,588)  (1,677,197)
  Other income and expenses:.............
    Gain on sale of oil and gas property.  2,543,152   2,767,905    2,992,657
                                          ----------  ----------  -----------
  Net income.............................  1,147,174   1,231,317    1,315,460
  Pro forma provision in lieu of income
   taxes.................................
                                          ----------  ----------  -----------
  Pro forma net income................... $1,147,174  $1,231,317   $1,315,460
                                          ==========  ==========  ===========
  Net income per share...................      $0.30       $0.30        $0.30
                                          ==========  ==========  ===========
  Average common shares outstanding (in
   thousands)............................      3,881       4,102        4,322
                                          ==========  ==========  ===========

  The amounts shown above assume consummation of the merger transaction with Old Edge and do not include any amounts attributable to Gulfedge, Edge Group or the Calaway Interests, which collectively do not materially affect the results. Holders of at least 70% of the outstanding Edge Group II limited partnership units must tender their interests for the Combination to occur.

                          INDEPENDENT AUDITORS' REPORT

To Edge Petroleum Corporation:

  We have audited the accompanying balance sheet of Edge Petroleum Corporation, a recently formed Delaware corporation (the "Company"), as of December 3, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Edge Petroleum Corporation as of December 3, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston, Texas

December 3, 1996

                           EDGE PETROLEUM CORPORATION
                    (A RECENTLY FORMED DELAWARE CORPORATION)

                                 BALANCE SHEET

                                                                    DECEMBER 3,
ASSETS                                                                 1996
------                                                              -----------
Cash...............................................................   $1,000
                                                                      ======
STOCKHOLDERS' EQUITY
--------------------
Preferred stock; $.01 par value, 10,000,000 shares authorized; no
 shares issued and outstanding.....................................   $   --
Common stock; $.01 par value, 40,000,000 shares authorized; 1,000
 shares issued and outstanding.....................................       10
Additional paid-in capital.........................................      990
                                                                      ------
  Total stockholders' equity.......................................   $1,000
                                                                      ======



       The accompanying notes are an integral part of this balance sheet.

                           EDGE PETROLEUM CORPORATION
                    (A RECENTLY FORMED DELAWARE CORPORATION)

                             NOTES TO BALANCE SHEET

1. ORGANIZATION

  Edge Petroleum Corporation (the "Company") was organized as a Delaware corporation in August 1996 in connection with a pending combination of certain properties and businesses (the "Combined Assets") in anticipation of the closing of its proposed initial public offering of common stock. The Combined Assets will consist of ownership interests in certain entities (the "Predecessor Entities") and direct interests in oil and gas properties currently held by Edge Joint Venture II (the "Joint Venture"). In the "Combination Transactions," the Company plans to complete (i) a merger (the "Merger") of Old Edge with Edge Mergeco, Inc. ("Mergeco"), a wholly owned subsidiary of the Company organized for this purpose, in which the shareholders of Old Edge will receive common stock, (ii) an exchange offer (the "Edge Group II Exchange Offer") to the general and limited partners of Edge Group II Limited Partnership ("Edge Group II") in which such partners will have the opportunity to exchange their interests in Edge Group II for common stock,
(iii) an exchange offer (the "Gulfedge Exchange Offer" and, together with the Edge Group II Exchange Offer, the "Limited Partnership Exchange Offers") to the limited partners of Gulfedge Limited Partnership, of which Old Edge is the general partner ("Gulfedge" and, together with Edge Group II, the "Limited Partnerships"), in which such limited partners will have the opportunity to exchange their interests in Gulfedge for common stock; (iv) an offer to purchase (the "Purchase Offer") from Edge Group Partnership ("Edge Group") its interest in the Joint Venture, for consideration consisting of common stock; and (v) an exchange (the "Calaway Exchange") of interests in certain oil and gas properties held by Mr. James C. Calaway ("Mr. J.C. Calaway") for common stock. Upon consummation of the Combination Transactions, the Company expects to acquire directly or indirectly substantially all of the interests in the Joint Venture.

2. PREFERRED STOCK

  The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series to be determined by the Board. The Board of Directors is authorized to fix and determine variations in the voting power designations, preferences, and relative, participating, optional or other special rights (including, without limitation, special voting rights, rights to receive dividends or assets upon liquidation, rights of conversion into common stock or other securities, redemption provisions and sinking fund provisions) between series and between the preferred stock and common stock.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
 Edge Petroleum Corporation,
 a Texas corporation

  We have audited the accompanying combined balance sheets of Edge Petroleum Corporation, a Texas corporation ("Old Edge"), affiliated entities and direct interests (collectively, the "Company") as of December 31, 1994 and, 1995 and September 30, 1996, and the related combined statements of operations, equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995 and the nine month period ended September 30, 1996. These financial statements are the responsibility of the entities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the combined financial position of the Company at December 31, 1994 and, 1995 and September 30, 1996, and the combined results of their operations and cash flows for each of the three years in the period ended December 31, 1995 and the nine month period ended September 30, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston, Texas

January 13, 1997

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS

                            COMBINED BALANCE SHEETS

                                               DECEMBER 31,
                                           ---------------------- SEPTEMBER 30,
                  ASSETS                      1994        1995        1996
                  ------                   ----------  ---------- -------------
CURRENT ASSETS:
  Cash and cash equivalents............... $  348,919  $  200,831  $   930,581
  Accounts receivable, trade..............  1,228,018   1,167,920    1,649,535
  Accounts receivable, joint interest
   owners.................................    120,252     333,552    2,375,953
  Accounts receivable from related
   parties................................     95,035     118,515      183,288
  Advances to stockholders................     30,982      30,826        3,371
  Other current assets....................     53,732      36,954      134,967
                                           ----------  ----------  -----------
    Total current assets..................  1,876,938   1,888,598    5,277,717
PROPERTY AND EQUIPMENT, Net--full cost
 method of accounting for oil and gas
 property.................................  4,135,959   7,911,068   12,384,029
DEFERRED OFFERING COSTS...................                             750,000
OTHER ASSETS..............................    115,041      58,541       23,751
                                           ----------  ----------  -----------
TOTAL..................................... $6,127,938  $9,858,207  $18,435,497
                                           ==========  ==========  ===========
          LIABILITIES AND EQUITY
          ----------------------
CURRENT LIABILITIES:
  Accounts payable, trade................. $  724,151  $1,144,408  $ 2,459,510
  Accounts payable, joint interests
   owners.................................                           2,325,342
  Accounts payable to related party.......  1,039,337   1,305,827    1,372,450
  Accrued interest payable................     33,422      46,418       62,625
  Accrued liabilities.....................    109,675     160,493      342,652
  Current portion of notes payable........    943,767     178,898      316,030
                                           ----------  ----------  -----------
    Total current liabilities.............  2,850,352   2,836,044    6,878,609
NOTES PAYABLE.............................  3,233,722   5,945,076   10,132,919
LONG-TERM LIABILITY.......................     77,802      46,245       11,462
COMMITMENTS AND CONTINGENCIES.............         --          --           --
                                           ----------  ----------  -----------
    Total liabilities.....................  6,161,876   8,827,365   17,022,990
EQUITY (DEFICIT)..........................    (33,938)  1,030,842    1,412,507
                                           ----------  ----------  -----------
TOTAL..................................... $6,127,938  $9,858,207  $18,435,497
                                           ==========  ==========  ===========


                  See notes to combined financial statements.

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS

                       COMBINED STATEMENTS OF OPERATIONS

                                                                       NINE MONTH
                                                                      PERIOD ENDED
                                     DECEMBER 31,                    SEPTEMBER 30,
                          -------------------------------------  -----------------------
                              1993         1994        1995         1995         1996
                          ------------  ----------  -----------  -----------  ----------
                                                                 (UNAUDITED)
OIL AND NATURAL GAS
 SALES..................  $  1,455,438  $1,993,796  $ 2,040,446  $1,376,905   $5,105,079
                          ------------  ----------  -----------  ----------   ----------
OPERATING EXPENSES:
  Oil and natural gas
   operating expenses...       166,817     304,627      686,438     502,289      711,430
  Depreciation,
   depletion and
   amortization.........       441,710     593,398      813,402     525,111    1,212,738
  General and
   administrative.......     1,733,949   2,026,499    2,483,560   2,069,763    2,125,827
                          ------------  ----------  -----------  ----------   ----------
    Total operating
     expenses...........     2,342,476   2,924,524    3,983,400   3,097,163    4,049,995
                          ------------  ----------  -----------  ----------   ----------
OPERATING INCOME (LOSS).      (887,038)   (930,728)  (1,942,954) (1,720,258)   1,055,084
OTHER INCOME AND
 EXPENSES:
  Interest expense......      (635,538)   (384,927)    (315,342)   (195,100)    (657,419)
  Gain on sale of oil
   and gas property.....       247,321   2,284,419    3,337,076   3,134,287
                          ------------  ----------  -----------  ----------   ----------
NET INCOME (LOSS).......    (1,275,255)    968,764    1,078,780   1,218,929      397,665
PRO FORMA PROVISION IN
 LIEU OF INCOME TAXES
 (UNAUDITED)(Note 5)....
                          ------------  ----------  -----------  ----------   ----------
PRO FORMA NET INCOME
 (LOSS) (UNAUDITED).....  ($1,275,255)  $  968,764  $ 1,078,780  $1,218,929   $  397,665
                          ============  ==========  ===========  ==========   ==========



                  See notes to combined financial statements.

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS

                         COMBINED STATEMENTS OF EQUITY

BALANCE, JANUARY 1, 1993........................................... $   284,553
  Net loss.........................................................  (1,275,255)
                                                                    -----------
BALANCE, DECEMBER 31, 1993.........................................    (990,702)
  Net income.......................................................     968,764
  Treasury stock acquired..........................................     (24,000)
  Treasury stock reissued..........................................      12,000
                                                                    -----------
BALANCE, DECEMBER 31, 1994.........................................     (33,938)
  Net income.......................................................   1,078,780
  Treasury stock acquired..........................................     (28,000)
  Treasury stock reissued..........................................      14,000
                                                                    -----------
BALANCE, DECEMBER 31, 1995.........................................   1,030,842
  Net income.......................................................     397,665
  Treasury stock acquired..........................................     (32,000)
  Treasury stock reissued..........................................      16,000
                                                                    -----------
BALANCE, SEPTEMBER 30, 1996........................................ $ 1,412,507
                                                                    ===========



                  See notes to combined financial statements.

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                 NINE MONTHS ENDED
                                    DECEMBER 31,                   SEPTEMBER 30,
                          -----------------------------------  -----------------------
                             1993         1994        1995        1995         1996
                          -----------  ----------  ----------  -----------  ----------
                                                               (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net income (loss).....  $(1,275,255) $  968,764  $1,078,780  $ 1,218,929  $  397,665
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided (used) by
   operating activities:
   Depreciation,
    depletion and
    amortization........      441,710     593,398     813,402      525,111   1,212,738
   Gain on sale of oil
    and gas property....     (247,321) (2,284,419) (3,337,076)  (3,134,287)
  Changes in assets and
   liabilities:
   Accounts receivable,
    trade...............     (323,787)   (268,785)     60,098      619,957    (481,637)
   Accounts receivable,
    working interest
    owners..............     (104,821)     54,302    (213,300)    (683,838) (2,042,401)
   Accounts receivable
    from related
    parties.............      (17,185)    (62,196)    (23,480)     (66,698)    (64,773)
   Advance to
    stockholders........      (13,500)    (14,111)        156       11,194      27,455
   Other current assets.        3,621      (4,724)     16,778      (14,124)    (98,012)
   Refundable federal
    income taxes........       10,429
   Other assets.........                              (41,133)     (41,129)
   Accounts payable,
    trade...............      135,954     145,424     420,257    1,270,405   1,315,102
   Accounts payable,
    working interest
    owners..............                                                     2,325,342
   Accounts payable to
    related parties.....      291,104     258,066     266,490      199,868      66,623
   Accrued interest
    payable.............      (23,551)     32,199      12,996      (30,290)     16,207
   Accrued liabilities..       53,524     (32,345)     50,818       24,924     182,159
   Deferred management
    fee revenues........        1,400     (20,000)
   Long-term liability..       21,226      30,413     (31,557)     (24,240)    (34,783)
                          -----------  ----------  ----------  -----------  ----------
   Net cash provided
    (used) by operating
    activities..........   (1,046,452)   (604,014)  (926,771)     (124,218)  2,821,685
                          -----------  ----------  ----------  -----------  ----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
  Oil and gas property
   and equipment
   purchases............   (3,660,054) (6,809,437) (8,511,991)  (5,406,978) (7,880,777)
  Proceeds from the sale
   of oil and gas
   properties...........    3,403,067   7,071,025   7,358,189    6,673,240   2,229,868
  Proceeds from notes
   receivable...........                  154,250
  Issue of notes
   receivable...........      (30,000)   (125,000)
  Certificate of
   deposit, redemption..       15,000
                          -----------  ----------  ----------  -----------  ----------
   Net cash (used)
    provided by
    investing
    activities..........     (271,987)    290,838  (1,153,802)   1,266,262  (5,650,909)
                          -----------  ----------  ----------  -----------  ----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Proceeds from notes
   payable..............      495,000     105,000     313,131    2,383,101   4,487,000
  Payment on notes
   payable..............     (475,000)   (475,000)    (83,691)  (3,650,296)   (162,026)
  Proceeds from long-
   term notes payable...                  590,000   5,300,000
  Payment on long-term
   notes payable........     (422,769)   (652,696) (3,582,955)
  Accounts receivable,
   subscriptions........    1,823,917      20,000
  Net treasury stock
   transactions.........                  (12,000)    (14,000)     (14,000)    (16,000)
  Deferred offering
   costs................                                                      (750,000)
                          -----------  ----------  ----------  -----------  ----------
   Net cash (used)
    provided by
    financing
    activities..........    1,421,148    (424,696)  1,932,485   (1,281,195)  3,558,974
                          -----------  ----------  ----------  -----------  ----------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............      102,709    (737,872)   (148,088)    (139,151)    729,750
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF YEAR................      984,082   1,086,791     348,919      348,919     200,831
                          -----------  ----------  ----------  -----------  ----------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD.................  $ 1,086,791  $  348,919  $  200,831  $   209,768  $  930,581
                          ===========  ==========  ==========  ===========  ==========
SUPPLEMENTAL CASH FLOW
 DISCLOSURES--Cash paid
 for interest...........  $   669,116  $  381,833  $  307,510  $   230,099  $  658,763

                  See notes to combined financial statements.

     EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  THE COMBINATION TRANSACTIONS--Edge Petroleum Corporation, a recently formed Delaware corporation ("New Edge"), was incorporated in August 1996. In the "Combination Transactions," New Edge plans to complete (i) a merger (the "Merger") of Edge Petroleum Corporation, a Texas corporation ("Old Edge"), with Edge Mergeco, Inc. ("Mergeco"), a wholly owned subsidiary of New Edge organized for this purpose, in which the shareholders of Old Edge will receive common stock of New Edge, (ii) an exchange offer (the "Edge Group II Exchange Offer") to the general and limited partners of Edge Group II Limited Partnership ("Edge Group II") in which such partners will have the opportunity to exchange their interests in Edge Group II for common stock (iii) an exchange offer (the "Gulfedge Exchange Offer") and, together with the Edge Group II Exchange Offer (the "Limited Partnership Exchange Offers") to the limited partners of Gulfedge Limited Partnership, of which Old Edge is the general partner ("Gulfedge" and, together with Edge Group II, the "Limited Partnerships"), in which such limited partners will have the opportunity to exchange their interests in Gulfedge for common stock, (iv) an offer to purchase (the "Purchase Offer") from Edge Group Partnership ("Edge Group") its interest in the Edge Joint Venture II (the "Joint Venture"), for consideration consisting of common stock and (v) an exchange (the "Calaway Exchange") of interests in certain oil and gas properties held by Mr. James C. Calaway ("Mr. J.C. Calaway") for common stock. Upon consummation of the Combination Transactions, New Edge expects to acquire directly or indirectly substantially all of the interest in the Joint Venture.

  PRINCIPLES OF COMBINATION--The accompanying combined financial statements include the accounts of Old Edge and the combined affiliated interests of the limited partnerships in the Joint Venture all of which share common ownership and management (collectively, the "Company"). The Combination Transactions allows Limited Partnership holders and Edge Group the option to "stand pat"; therefore, all of the interests may not be acquired in the Combination Transaction. Consequently, these financial statements may not reflect the financial results or financial condition of the Company. The Combination will be accounted for as a reorganization of entities under common control because of the high degree of common control of the stockholders of the Company and by virtue of their direct ownership of the entities and interest exchanged. Accordingly, the combined accounts are prepared using the historical costs and results of operations of the affiliated entities as if such entities had always been combined. All intercompany balances have been eliminated.

  INTERIM FINANCIAL STATEMENTS--In the opinion of management, the unaudited consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results of operations and cash flows for the nine-month period ended September 30, 1995. Although management believes the disclosures in the financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for the nine months ended September 30, 1995 pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations and cash flows for the nine-month period ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

  NATURE OF OPERATIONS--The Company is an independent oil and gas exploration and production company with operations primarily along the onshore United States Gulf Coast. In its exploration efforts the Company emphasizes an integrated geologic interpretation method incorporating 3-D seismic technology and advanced visualization and data analysis techniques utilizing state-of-the-art computer hardware and software. The Company is focusing a majority of its resources toward the development of its South Texas projects.

  The term of the Joint Venture was to have expired on April 8, 1996 according to the Joint Venture Agreement; however, the venturers extended the dissolution date to December 31, 1996. The Joint Venture will

     EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS continue to operate under the terms of the original Joint Venture Agreement, as amended, until the dissolution is completed.

  REVENUE RECOGNITION. The Company recognizes oil and gas revenue from its interests in producing wells as oil and gas is produced and sold from those wells. Oil and gas sold in production operations is not significantly different from the Company's share of production.

  OIL AND GAS PROPERTY--During 1996, the Company changed its method of accounting from the successful efforts method to the full cost method of accounting for oil and gas property and adjusted all historical periods to reflect the change in accounting. Management believes that the full cost method of accounting better reflects the results of its oil and natural gas exploration activities.

  Investments in oil and gas properties are accounted for using the full cost method of accounting. All costs associated with the acquisition, exploration and development of oil and gas properties are capitalized.

  Oil and gas properties are amortized on the unit-of-production method using estimates of proved reserve quantities. Investments in unproved properties are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of impairment is added to the proved oil and gas property costs to be amortized. The amortizable base includes estimated future development costs and, where significant, dismantlement, restoration and abandonment costs, net of estimated salvage values. The depletion rate per Mcfe for the years ended December 31, 1993, 1994 and 1995 and the nine month period ended September 30, 1996 was $0.43, $0.42, $0.49 and $0.51, respectively.

  Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

  In addition, the capitalized costs of oil and gas properties are subject to a "ceiling test," which limits such costs to the estimated present value, discounted at a 10% interest rate, of future net cash flows from proved reserves, based on current economic and operating conditions, plus the cost of unproved prospects. If capitalized costs exceed this limit, the excess is charged to depreciation, depletion and amortization. For the nine month period ended September 30, 1996 and for the years ended December 31, 1995, 1994 and 1993, no write-down of the Company's oil and gas assets was necessary.

  Depreciation of other property and equipment is provided using the straight-line method based on estimated useful lives ranging from five to ten years.

  DEFERRED LOAN AND ORGANIZATION COSTS--Deferred loan costs are capitalized as deferred assets and amortized over five years or the term of the loan. Organization costs have been capitalized and are amortized on a straight-line basis over five years.

  HEDGING ACTIVITIES--The Company periodically uses derivative financial instruments to manage price risk related to natural gas sales and not for speculative purposes. For book purposes, gains and losses related to the hedging of anticipated transactions are recognized in income when the hedged transaction occurs. The natural gas swap agreements generally provide for the Company to receive or make counterparty payments on the differential between a fixed price and a variable indexed price for natural gas. Total MCF's of natural gas purchased and sold under swap arrangements during the nine month period ended September 30, 1996 and the

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS year ended December 31, 1995 were 182,000 MCF and 62,000 MCF, respectively. Gains (losses) realized by the Company under such swap arrangements were $5,270 and $(15,720) for the nine month period ended September 30, 1996 and the year ended December 31, 1995, respectively. There was no hedging activity during the years ended December 31, 1994 and 1993. Outstanding hedges at December 31, 1995 were not material and the Company had no exiting hedging positions as of September 30, 1996.

  STATEMENTS OF CASH FLOWS--The statements of cash flows are presented using the indirect method and consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

  FINANCIAL INSTRUMENTS--The Company's financial instruments consist of cash, receivables, payables, long-term debt and natural gas commodity hedges. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items. The carrying amount of long-term debt approximates fair value as the individual borrowings were negotiated or renegotiated during or after 1993 and/or bear interest at floating market interest rates. The carrying amount of natural gas commodity hedges approximates fair value based on the expected settlement amounts of these transactions in 1996.

  USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates include depreciation, depletion and amortization of proved producing oil and gas properties; estimates of proved oil and gas reserve volumes; and discounted future net cash flows (see Note 8).

  CONCENTRATION OF CREDIT RISK--Substantially all of the Company's accounts receivable result from oil and natural gas sales or joint interest billings to third parties in the oil and gas industry. This concentration of customers and joint interest owners may impact the Company's overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. Historically, the Company has not experienced credit losses on such receivables.

2. PROPERTY AND EQUIPMENT

  At December 31, 1994 and 1995 and September 30, 1996 property and equipment consisted of the following:

                                              DECEMBER 31,
                                         ------------------------  SEPTEMBER 30,
                                            1994         1995          1996
                                         -----------  -----------  -------------
Oil and gas property...................  $ 4,934,737  $ 9,029,777  $13,900, 491
Computer equipment.....................      601,183    1,004,509     1,784,721
Other property and equipment...........      166,523      184,018       184,018
                                         -----------  -----------  ------------
Total property and equipment...........    5,702,443   10,218,304    15,869,230
Accumulated depreciation, depletion and
 amortization..........................   (1,566,484)  (2,307,236)   (3,485,201)
                                         -----------  -----------  ------------
Property and equipment, net............  $ 4,135,959  $ 7,911,068  $ 12,384,029
                                         ===========  ===========  ============

  Oil and natural gas properties not subject to amortization consist of the cost of undeveloped leaseholds, exploratory and developmental wells in progress, and secondary recovery projects before the assignment of proved reserves. These costs are reviewed periodically by management for impairment, with the impairment provision included in the cost of oil and natural gas properties subject to amortization. Factors considered by management in its impairment assessment include drilling results by the Company and other operators, the terms of oil and gas leases not held by production, production response to secondary recovery activities and available

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS funds for exploration and development. The following table summarizes the cost of the properties not subject to amortization by year the cost was incurred.

                                                 DECEMBER 31,
                                             --------------------- SEPTEMBER 30,
                                                1994       1995        1996
                                             ---------- ---------- -------------
   Year cost incurred:
     Remainder.............................. $  280,335 $  226,979  $  207,651
     1993...................................    341,445    276,411     235,463
     1994...................................  1,214,255    744,744     476,243
     1995...................................        --     696,677     469,125
     1996...................................                         1,635,330
                                             ---------- ----------  ----------
                                             $1,836,035 $1,944,811  $3,023,812
                                             ========== ==========  ==========

  During 1994 the Joint Venture issued a note payable for $91,695 to the seller of certain seismic data. Subsequently, the Joint Venture entered into a sales agreement with the same entity to sell the Joint Venture's interest in an undeveloped oil and gas property for $1,491,695 resulting in a gain of $1,288,363. As a component of the sales agreement, the note payable was used to reduce the proceeds from the sale.

3. LONG-TERM DEBT

  In April 1991, the Joint Venture borrowed, in the aggregate, $4,500,000 from the RIMCO Partnerships and another partnership of which RIMCO is the general partner, at an annual interest rate of 15.5% (the "RIMCO Note"). The Joint Venture and such partnerships agreed to reduce the interest rate of the RIMCO Note from 15.5% to 10% for the period from October 1, 1993 through September 30, 1995. Pursuant to such agreement, the Joint Venture conveyed to such partnerships a 0.4% after-payout royalty interest, in the aggregate, in all prospects sold by the Joint Venture during such period. The RIMCO Note was repaid in March 1995.

  During July 1995, the Joint Venture entered into a revolving credit facility (the "Revolving Credit Facility") with a bank to finance temporary working capital requirements. The Revolving Credit Facility provides up to $20,000,000 in available borrowings limited by a borrowing base (as defined by the Revolving Credit Facility) which was $4,500,000 and $10,225,000 at December 31, 1995 and September 30, 1996, respectively. At December 31, 1995 and September 30, 1996, borrowings outstanding under the Revolving Credit Facility totaled $4,500,000 and $8,650,000, respectively. The Revolving Credit Facility provides for interest at the lender's prime rate plus 0.75% (9.25% and 9.0% at December 31, 1995 and September 30, 1996, respectively). The borrowing base is subject to review by the bank on a quarterly basis and may be adjusted subject to the provisions of the Revolving Credit Facility.

  In January 1995, the Joint Venture entered into a Subordinated Loan Agreement (the "Subordinated Loan") with a shareholder of Old Edge. Such agreement provides for a $1 million term loan and a $1 million line of credit. Drawdowns under the line of credit require 30 days' notice. At December 31, 1994 and 1995 and September 30, 1996, the aggregate amount outstanding under the Subordinated Loan was $500,000, $1.3 million and $1.3 million, respectively, including $0.3 million outstanding under the line of credit. The principal is due, unless earlier retired by the Joint Venture, upon the earlier of April 8, 1998 or the conclusion of the Joint Venture's wind-up period. Interest at 10% per annum is due monthly. The Subordinated Loan is secured by certain oil and gas properties, equipment and other assets of the Joint Venture, but is subordinate to the Revolving Credit Facility. The mortgage and security agreement restricts the transfer of properties, creation of liens and other matters. The Subordinated Loan is without recourse to the venturers. Under the Subordinated Loan Agreement, the shareholder has a right to receive specified reversionary and overriding royalty interests on prospects of the Joint Venture and certain rights to convert such interests into common stock which is triggered by the execution of certain transactions by the Joint Venture as defined within the Subordinated Loan Agreement.

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS

  At December 31, 1994 and 1995, notes payable and long-term debt consisted of the following:

                                         DECEMBER 31,
                                     ----------------------  SEPTEMBER 30,
                                        1994        1995         1996
                                     ----------  ----------  -------------  ---
Revolving credit facility, lenders'
 prime rate plus 0.75%, interest
 payable monthly, maturing June 1,
 1998..............................              $4,500,000  $  8,650,000
RIMCO note payable, 10% interest,
 interest payable monthly, repaid
 in 1995...........................  $3,300,000
RIMCO deferred interest notes
 payable, 10% interest, interest
 payable quarterly, repaid in 1995.     282,955
Note payable to bank, lenders'
 prime rate plus 0.75%, payable in
 monthly principal installments of
 $7,500 plus accrued interest,
 matures March 1, 1997.............                 180,000       112,500
Note payable to bank, lenders'
 prime rate plus 1.5%, payable in
 monthly principal installments of
 $5,547 plus accrued interest,
 matures March 1, 1997.............                  83,207        33,283
Note payable, 9% interest, payable
 in quarterly installments of
 $13,750 plus interest, repaid in
 1995..............................      13,750
Note payable, 10.996% interest,
 payable in monthly installments of
 principal and interest of $2,326,
 matures June 22, 1998.............      80,784      60,767        44,249
Note payable, lenders' prime plus
 0.75%, payable in monthly
 principal installments of $14,042
 plus accrued interest, matures
 July 1, 1998......................                               308,917
Subordinated note payable to a
 shareholder of Old Edge, 10%
 interest, interest payable
 monthly, matures April 8, 1998....     500,000   1,300,000     1,300,000
                                     ----------  ----------  ------------
Total..............................   4,177,489   6,123,974    10,448,949
Current portion....................    (943,767)   (178,898)     (316,030)
                                     ----------  ----------  ------------
Long-term portion..................  $3,233,722  $5,945,076  $10, 132,919
                                     ==========  ==========  ============

  Substantially all of the Joint Venture's property and equipment are pledged as collateral on certain notes payable.

  At September 30, 1996, notes payable require minimum principal payments as follows:

      1997.......................................................... $   316,030
      1998..........................................................  10,132,919
                                                                     -----------
        Total....................................................... $10,448,949
                                                                     ===========

  The Revolving Credit Facility and certain other note agreements provide for certain financial covenants and restrictions on the Joint Venture including, but not limited to, limitations on additional borrowings, sales of its oil and gas properties or other collateral, a prohibition of dividends and certain distributions of cash or properties, a prohibition on certain liens, a limitation on annual lease payments, and a requirement to maintain minimum tangible net worth and other financial ratios. For the quarters ending March 31, 1996 and June 30, 1996 the Joint Venture was not in compliance with the original cash flow/debt service ratio covenant. The Joint Venture has received a waiver for such non-compliance, and the provisions of the covenants were subsequently amended in August 1996 to be less stringent.

4. COMMITMENTS AND CONTINGENCIES

  The Company is, from time to time, party to certain lawsuits and claims arising in the ordinary course of business. While the outcome of lawsuits and claims cannot be predicted with certainty, management does not

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS expect these matters to have a materially adverse effect on the financial condition, results of operations or cash flows of the Company.

  At September 30, 1996, Old Edge was obligated under a noncancelable operating lease for office space. Following is a schedule of the remaining future minimum lease payments under this lease:

      1997............................................................. $123,500
      1998.............................................................   31,805

  Rent expense for the years ended December 31, 1993, 1994, and 1995 and the nine month period ended September 30, 1996 was $156,207, $164,436, $165,317 and $148,966, respectively.

5.PRO FORMA INCOME TAXES (UNAUDITED)

  The following pro forma (provision) benefit in lieu of income tax amounts have been presented for disclosure purposes only. These amounts represent the companies' estimated provision for income taxes under the assumption that the Company has been a taxpaying entity since inception of the Joint Venture (April 8, 1991). The Joint Venture is not a taxpaying entity, and the applicable taxes are directly taxable to the individual affiliate owners of the Joint Venture. Old Edge is a taxpaying entity and, accordingly, the applicable taxes were paid by Old Edge.

  Under SFAS No. 109, deferred income taxes are recognized based on the estimated future tax effect of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted laws. At September 30, 1996, the estimated tax basis of the Company's net assets is approximately $2.1 million above the recorded financial statement amounts. In addition, the Company had net operating loss carryforwards of approximately $2.2 million. Had the combined companies been a tax paying entity a deferred tax asset of approximately $1.4 million would have been available for future use to offset future tax liabilities of the Company, subject to any limitations imposed by the Combination. Upon consummation of the Combination Transactions, the Company will become a taxable corporation. Due to the uncertainty of future earnings, a valuation allowance may be used to offset the net tax asset.

  The difference between the statutory federal income taxes and the Company's pro forma effective taxes is summarized as follows:

                                                                    NINE MONTH
                                           DECEMBER 31,            PERIOD ENDED
                                  -------------------------------  SEPTEMBER 30,
                                     1993      1994       1995         1996
                                  ---------- ---------  ---------  -------------
      Statutory federal income
       taxes....................  $       -- $ 339,067  $ 377,573    $139,183
      Recognition of net
       operating loss
       carryforwards............          --  (339,067)  (377,573)   (139,183)
                                  ---------- ---------  ---------    --------
      Pro forma (provision)
       benefit in lieu of income
       taxes....................  $       -- $      --  $      --    $     --
                                  ========== =========  =========    ========

  The ultimate tax basis and related difference from financial basis cannot be ultimately determined until consummation of the Combination Transactions and such basis difference will change depending upon the level and nature of operations and the amount of taxable income and deductions allocated to the individual owners, limited partners and interests of the affiliated entities through the date of the Combination. Such basis differences could vary materially from the estimate.

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS

6. EQUITY

  In 1991, Old Edge entered into an agreement with a related party to repurchase 5,263 shares of its outstanding common stock. The repurchase obligation is effective if holders of such shares demand repurchase between January 1995 and January 1998. However, Old Edge will have no obligation to repurchase these shares if it has registered common stock under the Securities Exchange Act of 1933 prior to demand for repurchase. The amount to be paid for these shares equals the percentage obtained by dividing 5,263 shares by the total number of outstanding shares of Old Edge and multiplying this percentage by the greater of (1) the net cash flow of Old Edge (as defined in the agreement) or (2) the adjusted net worth of Old Edge (as defined in the agreement). As of September 30, 1996, this repurchase obligation approximated $174,000.

  During 1994, a third party entered into an agreement to acquire shares of Old Edge's outstanding common stock from a shareholder. These shares are held in escrow as security for a nonrecourse promissory note issued to the third party by the shareholder. The final payment is due January 15, 1997. Upon payment of each annual principal amount, a proportionate number of shares will be released by the shareholder from escrow to the third party. A stock repurchase agreement gives Old Edge the option of participating in these annual principal payments. Upon participation, Old Edge would take possession of its pro rata share of the stock acquired. Should Old Edge elect not to participate in a principal payment, Old Edge shall be deemed to have forfeited the ownership rights in the stock for which the payment pertains. As of September 30, 1996, approximately 1,264 shares had been repurchased by Old Edge through the agreement.

  In 1994, Old Edge adopted the 1994 Incentive Stock Option Plan which provides for the granting of options to certain key employees to purchase up to 6,000 shares of Old Edge common stock. The recipient, timing and number of shares are determined by the Board of Directors of Old Edge. The exercise price of any options granted may not be less than 110% of the fair market value of Old Edge's stock at the date of grant. In 1994 options to acquire 4,386 shares of Old Edge common stock were granted and were immediately vested at prices ranging from $45.60 to $91.20 per share. No options were granted in 1995. The options expire in April 2004. No options were exercised or forfeited during 1994, 1995 or the nine month period ended September 30, 1996, thus all shares originally granted remain exercisable at September 30, 1996.

  In October 1995, the Financial Accounting Standards Board issued Statement No. 123 ("SFAS No. 123"). SFAS No. 123 is a new standard of accounting for stock-based compensation and establishes a fair value method of accounting for awards granted after December 31, 1995 under stock compensation plans. SFAS No. 123 encourages, but does not require, companies to adopt the fair value method of accounting in place of the existing method of accounting for stock-based compensation whereupon compensation costs are recognized only in situations where stock compensation plans award intrinsic value to recipients at the date of grant. Companies that do not adopt the fair value method of accounting prescribed in SFAS No. 123 must, nonetheless, make annual pro forma disclosures of the estimated effects on net income and earnings per share in their year-end 1996 financial statements as if the fair value method had been used for grants after December 31, 1994.

7. RELATED PARTY TRANSACTIONS


  Edge Group II incurred management fees from the General Partner of $266,490 for each of the three years ended December 31, 1995 and $66,623 for the nine month period September 30, 1996. Included in accounts payable to related party at December 31, 1994 and 1995 and September 30, 1996 is $999,337, $1,265,827
and $1,332,450, respectively, representing accrued management fees due the General Partner.

  At December 31, 1994 and 1995 and September 30, 1996, included in advances to stockholders was $30,987, $27,455 and $24,315, respectively, due from Directors of Old Edge. At December 31, 1994 and 1995

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS and September 30, 1996, an employee owed Old Edge $3,492, which was included in receivables from related parties. At December 31, 1994, Old Edge owed $2,488 to one of its directors which was included in payable to related parties.

  At December 31, 1994 and 1995 and September 30, 1996, the Joint Venture was liable to a shareholder of Old Edge for $500,000, $1,300,000 and $1,300,000, respectively, of notes payable and at December 31, 1994 and 1995, $3,205 and $11,014 of accrued interest (see Note 3).

  Old Edge receives revenue from various related parties for maintaining certain oil and gas properties. Representation fees amounted to $23,372, $24,000, $24,000 and $22,500 for the years ended December 31, 1993, 1994 and
1995, and for the nine month period ended September 30, 1996, respectively. At December 31, 1994 and 1995 and September 30, 1996, included in receivables from related parties, was $10,492, $3,306 and $7,356, respectively, of representation fees due Old Edge.

  During 1994 the Joint Venture sold $241,395 in undeveloped oil and gas prospects to a partnership of which an officer of Old Edge is a partner and sold $60,000 in undeveloped oil and gas prospects to a stockholder of Old Edge.

  During 1991, Old Edge entered into a consulting agreement with a stockholder whereby Old Edge is obligated to pay $40,000 annually for the remainder of this individual's life in exchange for consulting services.


  In May 1992, the Joint Venture became the managing venturer of the Essex Royalty Joint Venture ("Essex") and Old Edge entered into a management agreement with Essex. In September 1994, the Joint Venture became the managing venturer of the Essex Royalty Joint Venture II ("Essex II") and Old Edge entered into a management agreement with Essex II. During 1993, the Joint Venture issued a $30,000 note receivable to Essex which was collected in 1994. During 1994, the Joint Venture loaned $125,000 to Essex II. This loan, plus accrued interest, was repaid during 1994. Under the management agreements with Essex and Essex II (collectively, the "Essex Joint Ventures"), Old Edge receives a monthly management fee for managing oil and gas joint ventures. For the years ended December 31, 1993, 1994 and 1995, Old Edge recorded management fee proceeds totaling $60,000, $80,000, $120,000 and $90,000, respectively, and have netted these amounts within general and administrative expense. In addition, these agreements stipulate that Old Edge is entitled to be reimbursed for certain general and administrative expenses. Such expenses invoiced by Old Edge to the Essex Joint Ventures for the years ended December 31, 1993, 1994 and 1995 amounted to $36,750, $18,750 and $40,250 and $50,250 respectively. At
December 31, 1994 and 1995, Old Edge had a receivable from the Essex Joint Ventures of $63,600, $115,000 and $147,375, respectively, relating to these expenses and management fees.

8. SUPPLEMENTARY FINANCIAL INFORMATION ON OIL AND GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED)

  This footnote provides unaudited information required by SFAS No. 69, "Disclosures About Oil and Gas Producing Activities."

  CAPITALIZED COSTS--Capitalized costs and accumulated depreciation, depletion and amortization relating to the Company's oil and gas producing activities, all of which are conducted within the continental United States, are summarized below:

                                          YEAR ENDED DECEMBER
                                                  31,
                                         -----------------------  SEPTEMBER 30,
                                            1994        1995          1996
                                         ----------  -----------  -------------
      Proved producing oil and gas
       properties....................... $3,098,692  $ 7,085,225   $10,876,678
      Accumulated depreciation,
       depletion and amortization....... (1,178,985)  (1,746,643)   (2,793,420)
                                         ----------  -----------   -----------
      Net capitalized costs............. $1,919,707  $ 5,338,582   $ 8,083,258
                                         ==========  ===========   ===========

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS

  COSTS INCURRED--Costs incurred in oil and gas property acquisition, exploration and development activities are summarized below:

                                                                 NINE MONTH
                                   YEAR ENDED DECEMBER 31,      PERIOD ENDED
                               -------------------------------- SEPTEMBER 30,
                                  1993       1994       1995        1996
                               ---------- ---------- ---------- -------------
      Property acquisition
       costs:
        Unproved.............. $2,914,010 $5,496,613 $3,658,573  $3,308,931
        Proved................      6,873     26,236     91,025      36,386
        Exploration cost......    527,194    670,270  2,642,025   2,040,546
        Development costs.....     20,569    238,341  1,149,548   1,714,702
                               ---------- ---------- ----------  ----------
        Total costs incurred.. $3,468,646 $6,431,460 $7,541,171  $7,100,565
                               ========== ========== ==========  ==========

  RESERVES--Proved reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

  Proved oil and natural gas reserve quantities and the related discounted future net cash flows before income taxes for the periods presented are based on estimates prepared by Ryder Scott Company, independent petroleum engineers. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission.

  The Company's net ownership interests in estimated quantities of proved oil and natural gas reserves and changes in net proved reserves, all of which are located in the continental United States, are summarized below:

                                         OIL, CONDENSATE AND NATURAL GAS
                                                 LIQUIDS (BBLS)
                                      ----------------------------------------
                                                                  NINE MONTH
                                      YEAR ENDED DECEMBER 31,    PERIOD ENDED
                                      -------------------------  SEPTEMBER 30,
                                       1993     1994     1995        1996
                                      -------  -------  -------  -------------
Proved developed and undeveloped
 reserves:
  Beginning of year.................. 174,805  169,947  368,160     708,933
  Revisions of previous estimates.... (44,269)  27,989  155,908      42,374
  Purchases of oil and gas
   properties........................           84,116    6,275
  Extensions and discoveries.........  64,771  146,213  278,268     160,787
  Sales of oil and gas properties....                   (36,572)
  Production......................... (25,360) (60,105) (63,106)    (80,693)
                                      -------  -------  -------     -------
  End of year........................ 169,947  368,160  708,933     831,401
                                      =======  =======  =======     =======
Proved developed reserves at end of
 year................................ 169,947  261,327  652,843     789,440
                                      =======  =======  =======     =======

      EDGE PETROLEUM CORPORATION, AFFILIATED ENTITIES AND DIRECT INTERESTS

                                            NATURAL GAS (MCF)
                               -----------------------------------------------
                                                                  NINE MONTH
                                  YEAR ENDED DECEMBER 31,        PERIOD ENDED
                               --------------------------------  SEPTEMBER 30,
                                 1993       1994        1995         1996
                               ---------  ---------  ----------  -------------
Proved developed and
 undeveloped reserves:
  Beginning of year........... 1,295,911  2,550,000   3,673,000    8,821,000
  Revisions of previous
   estimates..................   597,487  1,465,329     271,155      187,972
  Purchases of oil and gas
   properties.................               37,000   1,047,000
  Extensions and discoveries.. 1,108,158    204,000   6,247,000    6,106,000
  Sales of oil and gas
   properties.................                       (1,910,962)
  Production..................  (451,556)  (583,329)   (506,193)  (1,550,972)
                               ---------  ---------  ----------   ----------
  End of year................. 2,550,000  3,673,000   8,821,000   13,564,000
                               =========  =========  ==========   ==========
Proved developed reserves at
 year end..................... 2,550,000  3,548,000   6,992,000   10,985,000
                               =========  =========  ==========   ==========

  STANDARDIZED MEASURE--The table of the Standardized Measure of Discounted Future Net Cash Flows relating to the Company's ownership interests in proved oil and gas reserves as of period end is shown below:

                                        DECEMBER 31,
                             ------------------------------------  SEPTEMBER 30,
                                1993        1994         1995          1996
                             ----------  -----------  -----------  -------------
Future cash inflows........  $7,955,845  $13,143,411  $31,011,202   $44,372,060
Future oil and natural gas
 operating expenses........    (938,051)  (2,417,571)  (5,906,519)   (8,118,033)
Future development costs...                 (164,894)    (641,475)     (972,662)
Future income tax expenses.    (933,424)  (1,962,963)  (5,883,983)   (8,945,210)
                             ----------  -----------  -----------   -----------
Future net cash flows......   6,084,370    8,597,983   18,579,225    26,336,155
10% annual discount for
 estimating timing of cash
 flows.....................    (818,220)  (1,725,504)  (4,633,593)   (6,352,423)
                             ----------  -----------  -----------   -----------
Standardized measure of
 discounted future net cash
 flows.....................  $5,266,150  $ 6,872,479  $13,945,632   $19,983,732
                             ==========  ===========  ===========   ===========

  Future cash flows are computed by applying year end prices of oil and natural gas to year end quantities of proved oil and natural gas reserves. Future operating expenses and development costs are computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company's proved oil and natural gas reserves at the end of the year, based on year end costs and assuming continuation of existing economic conditions.

  Future income taxes are based on year end statutory rates, adjusted for operating loss carryforwards and tax credits. A discount factor of 10% was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair market value of the Company's oil and gas properties.

  The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money, and the risks inherent in reserve estimates.

  CHANGE IN STANDARDIZED MEASURE--Changes in standardized measure of future net cash flows relating to proved oil and gas reserves are summarized below:

                                                                   NINE MONTH
                                 YEAR ENDED DECEMBER 31,          PERIOD ENDED
                           -------------------------------------  SEPTEMBER 30,
                              1993         1994         1995          1996
                           -----------  -----------  -----------  -------------
Changes due to current
 year operations:
  Sales of oil and natural
   gas, net of oil and
   natural gas operating
   expenses............... $(1,288,621) $(1,689,169) $(1,354,008)  $(4,393,649)
  Sales of oil and gas
   properties.............                            (3,113,415)
  Extensions and
   discoveries............   2,474,136    1,612,402   10,194,038     8,917,139
  Purchases of oil and gas
   properties.............                  485,609      540,345
Changes due to revisions
 in standardized
 variables:
  Prices and operating
   expenses...............     192,281     (505,924)     408,398     1,664,760
  Revisions of previous
   quantity estimates.....     553,313    2,060,290    1,935,454       686,576
  Estimated future
   development costs......                     (573)      62,740      (256,121)
  Income taxes............    (112,909)    (561,999)  (2,423,065)   (2,175,769)
  Accretion of discount...     354,143      577,807      794,640     1,744,261
  Production rates
   (timing) and other.....    (180,370)    (372,114)      28,026      (149,097)
                           -----------  -----------  -----------   -----------
Net change................   1,991,973    1,606,329    7,073,153     6,038,100
                           -----------  -----------  -----------   -----------
Beginning of year.........   3,274,177    5,266,150    6,872,479    13,945,632
                           -----------  -----------  -----------   -----------
End of year............... $ 5,266,150  $ 6,872,479  $13,945,632   $19,983,732
                           ===========  ===========  ===========   ===========

  Sales of oil and natural gas, net of oil and natural gas operating expenses, are based on historical pre-tax results. Sales of oil and gas properties, extensions and discoveries, purchases of minerals in place and the changes due to revisions in standardized variables are reported on a pre-tax discounted basis, while the accretion of discount is presented on an after tax basis.

                                  * * * * * *

                                          November 27, 1996

Edge Petroleum Corporation
2100 Texaco Heritage Plaza
Houston, Texas 77002

Gentlemen:

  At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain combined leasehold and royalty interests that are sought to be combined in Edge Petroleum Corporation, a Delaware corporation, and which are currently held by Edge Joint Venture II
(Edge) and James C. Calaway as of September 30, 1996. The subject properties are located in the states of Alabama, Louisiana, Mississippi, and Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future cost and price parameters.

  The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. September 1996 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from these prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. A summary of the results of this study is shown below.

                                SEC PARAMETERS
                    ESTIMATED NET RESERVES AND INCOME DATA
                  CERTAIN LEASEHOLD AND ROYALTY INTERESTS OF
                  EDGE JOINT VENTURE II AND JAMES C. CALAWAY
                           AS OF SEPTEMBER 30, 1996

                                                     PROVED
                                 -----------------------------------------------
                                        DEVELOPED
                                 -----------------------
                                                NON-                    TOTAL
                                  PRODUCING   PRODUCING  UNDEVELOPED   PROVED
                                 ----------- ----------- ----------- -----------
NET REMAINING RESERVES
  Oil/Condensate--Barrels.......     438,829     269,232     41,961      750,022
  Plant Products--Barrels.......      71,050      10,329          0       81,379
  Gas--MMCF.....................       7,359       3,626      2,579       13,564
INCOME DATA
  Future Gross Revenue.......... $23,669,314 $12,193,754 $5,449,802  $41,312,870
  Deductions....................   2,833,691   2,101,502  1,096,312    6,031,505
                                 ----------- ----------- ----------  -----------
  Future Net Income (FNI)....... $20,835,623 $10,092,252 $4,353,490  $35,281,365
  Discounted FNI @ 10%.......... $16,935,423 $ 6,088,764 $2,632,295  $25,656,482

  Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

  The proved developed non-producing reserves included herein are comprised of behind-pipe and shut-in categories. A substantial portion of the proved undeveloped reserves are associated with wells that have been drilled, but require major expenditures for facilities, pipelines, and completions prior to production. The various producing status categories are defined in the section entitled "Definitions of Producing Status Categories" which is attached with this report.

  The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells (including processing fees and ad valorem taxes), recompletion costs and development costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 61 percent and liquid hydrocarbon reserves account for the remaining 39 percent of total future gross revenue from proved reserves.

RESERVES INCLUDED IN THIS REPORT

  The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10(a) as clarified by subsequent Commission Staff Accounting Bulletins. Our definition of proved reserves is included in the section entitled "Definitions of Reserves" which is attached with this report.

ESTIMATES OF RESERVES

  In general, the reserves included herein were predominantly estimated by the volumetric method due to the limited production history of the wells considered in this study. However, performance methods were used in certain cases where characteristics of the data indicated this method was more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

  The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

FUTURE PRODUCTION RATES

  Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Edge.

  In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases.

  The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

  Edge furnished us with prices in effect at September 30, 1996 and these prices were held constant except for known and determinable escalations. Product prices which were actually used for each property reflect adjustment for gravity, quality, local conditions, and/or distance from market. In accordance with SEC guidelines, changes in liquid and gas prices subsequent to September 30, 1996 were not taken into account in this report. Future prices used in this report are discussed in more detail in the section entitled "Hydrocarbon Pricing Parameters" which is attached with this report.

COSTS

  Operating costs for the leases and wells in this report are based on the operating expense reports of Edge and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by Edge and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. At the request of Edge, their estimate of zero net abandonment costs after salvage value was used in this report. Ryder Scott has not performed a detailed study of the abandonment cost nor the salvage value and makes no warranty for Edge's estimate. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

GENERAL

  While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from existing levels, such changes were, in accordance with the rules adopted by the SEC, omitted from consideration in making this evaluation.

  The estimates of reserves presented herein were based upon a detailed study of the properties in which Edge owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Edge has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Edge were accepted without independent verification. The estimates presented in this report are based on data available through September 1996.

  Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

  This report was prepared for the exclusive use of Edge Petroleum Corporation. The data, work papers, and maps used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                          Very truly yours,

                                          RYDER SCOTT COMPANY
                                          PETROLEUM ENGINEERS


                                          /s/ Michael F. Stell
                                          -------------------------------------
                                          Michael F. Stell, P.E.
                                          Petroleum Engineer
MFS/sw

Approved:


/s/ Don P. Roesle
-------------------------------------
Don P. Roesle, P.E.
Senior Vice President

                            DEFINITIONS OF RESERVES

PROVED RESERVES (SEC DEFINITION)

  Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions.

  Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

  Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

  Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

  Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

                           RESERVE STATUS CATEGORIES

  Reserve status categories define the development and producing status of wells and/or reservoirs.

PROVED DEVELOPED (SEC DEFINITION)

  Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

  Developed reserves may be subcategorized as producing or non-producing using the SPE/SPEE Definitions:

 Producing

    Producing reserves are expected to be recovered from completion intervals open at the time of the estimate and producing. Improved recovery reserves are considered to be producing only after an improved recovery project is in operation.

 Non-Producing

    Non-producing reserves include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from completion intervals open at the time of the estimate, but which had not started producing, or were shut-in for market conditions or pipeline connection, or were not capable of production for mechanical reasons, and the time when sales will start is uncertain. Behind pipe reserves are expected to be recovered from zones behind casing in existing wells, which will require additional completion work or a future recompletion prior to the start of production.

PROVED UNDEVELOPED (SEC DEFINITION)

  Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

                        HYDROCARBON PRICING PARAMETERS

                                SEC PARAMETERS

OIL AND CONDENSATE

  Edge furnished us with oil and condensate prices in effect at September 30, 1996 and these prices were held constant to depletion of the properties. In accordance with Securities and Exchange Commission guidelines, changes in liquid prices subsequent to September 30, 1996 were not considered in the report.

PLANT PRODUCTS

  Edge furnished us with plant product prices in effect at September 30, 1996 and these prices were held constant to depletion of the properties.

GAS

  Edge furnished us with gas prices in effect at September 30, 1996 and with its forecasts of future gas prices which take into account SEC guidelines, current spot market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to differ from September 1996 gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations, exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   11
Use of Proceeds...........................................................   18
Dividend Policy...........................................................   18
Dilution..................................................................   19
Capitalization............................................................   20
Selected Historical Combined Financial and Operating Data.................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   30
Management................................................................   51
Certain Transactions......................................................   60
Security Ownership of Certain Beneficial Owners and Management............   68
Shares Eligible for Future Sale...........................................   70
Description of Capital Stock..............................................   72
Underwriting..............................................................   75
Legal Matters.............................................................   76
Experts...................................................................   76
Additional Information....................................................   77
Glossary of Certain Industry Terms........................................   78
Financial Statements......................................................  F-1
Letter of Ryder Scott.....................................................  A-1

                               -----------------

  UNTIL       , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               2,000,000 SHARES

                                EDGE PETROLEUM
                                  CORPORATION

                                 COMMON STOCK

                               -----------------
                                  PROSPECTUS
                               -----------------

                       RAYMOND JAMES & ASSOCIATES, INC.

                           JEFFERIES & COMPANY, INC.

                     PRINCIPAL FINANCIAL SECURITIES, INC.

                                       , 1997

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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following are the estimated expenses (other than underwriting discounts and commission) of the issuance and distribution of the securities being registered, all of which shall be paid by the Company:

      Securities and Exchange Commission Registration Fee.............. $11,849
      NASD Filing Fee..................................................   4,410
      Nasdaq National Market Fees......................................       *
      Printing Expenses................................................       *
      Legal Fees and Expenses..........................................       *
      Accountants' Fees and Expenses...................................       *
      Blue Sky Fees and Expenses.......................................       *
      Transfer Agent and Registrar Fees................................       *
      Miscellaneous Expenses...........................................       *
                                                                        -------
        Total                                                           $     *
                                                                        =======

--------
* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

 Delaware General Corporation Law

  Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

  Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

  Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  Section 145(d) of the DGCL states that any indemnification under subsections
(a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (2) if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (3) by the stockholders.

  Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately is determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

  Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of
Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in this official capacity and as to action in another capacity while holding such office.

  Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145.

  Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

 Certificate of Incorporation

  The Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Restated Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

 Bylaws

  The Bylaws of the Company provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of the Company or is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder, and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Company. The Bylaws further provide that the right to indemnification conferred thereby shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a current, former or proposed director or officer in his or her capacity as a director or officer or proposed director or officer (and not in any other capacity in which service was or is or has been agreed to be rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnified person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under the Bylaws or otherwise. In addition, the Bylaws provide that the Company may, by action of its board of directors, provide indemnification to employees and agents of the Company, individually or as a group, with the same scope and effect as the indemnification to employees and agents of the Company, individually or as a group, with the same scope and effect as the indemnification of directors and officers provided for in the Bylaws.

  The Bylaws include related provisions meant to facilitate the indemnitee's receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken; and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined therein).

 Indemnification Agreements

  The Company expects to enter into Indemnification Agreements with each of its directors. The Indemnification Agreements will provide that the Company shall indemnify the director and hold him harmless from any losses and expenses which, in type or amount, are not insured under the directors and officers' liability insurance maintained by the Company, and generally indemnifies the director against losses and expenses as a result of a claim or claims made against him for any breach of duty, neglect, error, misstatement, misleading statement, omission or other act done or wrongfully attempted by the director or any of the foregoing alleged by any claimant or any claim against the director solely by reason of him being a director or officer of the Company, subject to certain exclusions. The Indemnification Agreements will also provide certain procedures regarding the right to indemnification and for the advancement of expenses.

 Underwriting Agreement

  The Underwriting Agreement provides for the indemnification of the directors and officers of the Company in certain circumstances.

 Insurance

  The Company intends to obtain a policy of liability insurance to insure its officers and directors against losses resulting from certain acts committed by them in their capacities as officers and directors of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Edge Petroleum Corporation, a Delaware corporation, has not sold any securities, registered or otherwise, within the past three years. Concurrently with the closing of the Combination Transactions and this Offering, the Company anticipates selling securities that are not registered with the Commission as described below.

  Pursuant to the Combination Agreement options to purchase an aggregate of 4,386 shares of Old Edge Common Stock granted under the Old Edge Plan to Mr. Richard Dale and Mr. James D. Calaway on November 4, 1994, will be converted into options to purchase 97,844 shares of Common Stock. Such transaction is exempt from the registration requirements of the Securities Act by virtue of Rule 701 thereunder and as not involving a sale under Section 2(3) thereof. Such transaction will occur only if the Merger is consummated, which is itself conditioned on the consummation of this Offering and the Edge Group II Exchange Offer.

  Pursuant to the Purchase Agreement between the Company and James C. Calaway dated as of December 2, 1996, the Company agreed to purchase certain oil and natural gas interests from Mr. Calaway in exchange for 21,669 shares of Common Stock (assuming an initial public offering price of $16.00 per share). The closing of such purchase is contingent on the consummation of this Offering, the Merger and the Edge Group II Exchange Offer. Such transaction is exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as a transaction not involving any public Offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
  *1.1   --Form of Underwriting Agreement.
  +2.1   --Amended and Restated Combination Agreement by and among (i) Edge
          Group II Limited Partnership, (ii) Gulfedge Limited Partnership,
          (iii) Edge Group Partnership, (iv) Edge Petroleum Corporation, (v)
          Edge Mergeco, Inc. and (vi) the Company, dated as of January 13,
          1997.
  *3.1   --Restated Certificate of Incorporation of the Company.
  *3.2   --Bylaws of the Company.
  *4.1   --Form of certificate representing Common Stock.
  +4.2   --Subordinated Promissory Note of Edge Joint Venture II dated January
          3, 1995 in the original principal amount of $2,000,000 payable to
          James C. Calaway, and related agreement, as amended.
  +4.3   --Credit Agreement, as amended, dated as of July 11, 1995, between
          Edge Joint Venture II and Compass Bank--Houston, as lender.
  +4.4   --Security Agreements, as amended, dated as of July 11, 1995 of Edge
          Joint Venture II in favor of Compass Bank--Houston.
         --The Company is a party to several debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation
          S-K, the Company agrees to furnish a copy of such instruments to the
          Commission upon request.
  *5.1   --Opinion of Baker & Botts, L.L.P.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 +10.1   --Joint Venture Agreement, as amended, dated April 8, 1991 among Edge
          Group II Limited Partnership, New Edge Petroleum Corporation,
          Gulfedge Limited Partnership and Edge Group Partnership.
 +10.2   --Joint Venture Agreement between Edge Joint Venture II and Essex
          Royalty Limited Partnership II, dated as of May 10, 1994.
 +10.3   --Joint Venture Agreement between Edge Joint Venture II and Essex
          Royalty Limited Partnership, dated as of April 11, 1992.
 +10.4   --Agreement of Limited Partnership of Edge Group II Limited
          Partnership, among John Sfondrini, Napamco, Ltd. and the limited partners named therein.
 +10.5   --Agreement of Limited Partnership of Gulfedge Limited Partnership by
          and among Edge Petroleum Corporation, a Texas corporation, as general partner, and the limited partners named therein, dated as of April 1,
          1991.
 *10.6   --Registration Rights Agreement between Edge Holding Company Limited
          Partnership and the Company.
 +10.7   --Form of Indemnification Agreement between the Company and each of its directors.
 +10.8   --Employment Agreement dated April 9, 1991 between Edge Petroleum
          Corporation and John E. Calaway.
 *10.9   --Employment Agreement between the Company and James D. Calaway.
 *10.10  --Employment Agreement between the Company and John E. Calaway.
 +10.11  --Purchase Agreement between the Company and James C. Calaway dated as of December 2, 1996.
 +10.12  --Consulting Agreement of James C. Calaway dated March 18, 1989.
 +10.13  --Stock Option Plan of Edge Petroleum Corporation, a Texas
          corporation.
 *10.14  --Incentive Plan of Edge Petroleum Corporation.
 *10.15  --Employment Agreement between the Company and Michael G. Long.
 *11.1   --Computation of Net Income Per Common and Common Equivalent Share.
 *21.1   --Subsidiaries of the Company.
  23.1   --Consent of Deloitte & Touche LLP.
 +23.2   --Consent of Ryder Scott Company.
 *23.3   --Consent of Baker & Botts, L.L.P. (included in Exhibit 5.1).
  23.4   --Consent of Robert W. Shower as nominee for director.
 +24.1   --Power of Attorney.
 *27.1   --Financial Data Schedule.

--------
*To be filed by amendment.
+ Incorporated by reference from the exhibit bearing the same number attached to the Registration Statement on Form S-4 filed by Edge Petroleum Corporation, a Delaware corporation, on December 4, 1996.

+ Previously filed.

  (b) Financial Statement Schedules.

    Schedule I--Condensed Financial Information of Registrant

  All other schedules are omitted because they are not applicable or because the required information is contained in the financial statements or notes thereto included in this Registration Statement.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Purchase Agreement, certificates representing the shares of Common Stock offered hereby in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 14TH DAY OF JANUARY, 1997.

                                          EDGE PETROLEUM CORPORATION


                                          By:  /s/ James D. Calaway
                                             ----------------------------------
                                             James D. Calaway
                                             President


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JANUARY 14, 1997.

                SIGNATURE                             TITLE
                ---------                             -----

        /s/   John E. Calaway           Chief Executive Officer and
   ------------------------------------ Director (Principal Executive
             John E. Calaway            Officer)

        /s/   Michael G. Long           Chief Financial Officer
   ------------------------------------ (Principal Financial Officer)
             Michael G. Long

        /s/   Richard S. Dale           Controller, Treasurer and
   ------------------------------------ Secretary (Principal Accounting
             Richard S. Dale            Officer)

       /s/   James D. Calaway           Director
   ------------------------------------
             James D. Calaway

                   *                    Director
   ------------------------------------
             Vincent Andrews

                   *                    Director
   ------------------------------------
            David B. Benedict

                   *                    Director
   ------------------------------------
              Nils Peterson

                   *                    Director
   ------------------------------------
            Stanley S. Raphael

                   *                    Director
   ------------------------------------
              John Sfondrini

        /s/ James D. Calaway

  *By:
      ----------------------------

     (James D. Calaway, Attorney-in-Fact)